    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 2001


                                                                FILE NO. 1-16121
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10/A

                            ------------------------

                                AMENDMENT NO. 3

                            ------------------------

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                             VIASYS HEALTHCARE INC.
                       (FORMERLY THERMO BIOMEDICAL INC.)
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------


                   DELAWARE                                      04-3505871
       (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)
     700 SOUTH HENDERSON ROAD, SUITE 202
        KING OF PRUSSIA, PENNSYLVANIA                              19406
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                      (ZIP CODE)



       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (610) 992-5881


       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                                             NAME OF EACH EXCHANGE ON WHICH
TITLE OF EACH CLASS TO BE SO REGISTERED                      EACH CLASS IS TO BE REGISTERED
---------------------------------------                      ------------------------------
Common Stock, par value $.01 per share.....................     New York Stock Exchange
Series A Junior Participating Preferred Stock Purchase
  Rights (initially to be traded with shares of Common
  Stock)...................................................     New York Stock Exchange

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT: NONE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             VIASYS HEALTHCARE INC.

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

    CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10

     The information set forth in the Information Statement of Viasys Healthcare Inc. ("Viasys") attached hereto (the "Information Statement") under the captions "Summary," "Our Company," "Risk Factors," "Our Business," "Our Relationship with Thermo Electron After the Distribution," "The Distribution," "Listing and Trading of Our Common Stock," "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Management," "Compensation," "Principal Stockholders," "Relationship and Potential Conflicts of Interest with Thermo Electron and Related Parties," "Description of Capital Stock," "Indemnification of Directors and Officers," "Experts," "Where You Can Find More Information" and "Index to Consolidated Financial Statements" is incorporated herein by reference as set forth below.

ITEM 1.  BUSINESS

     See the sections of the Information Statement captioned "Our Company," "Our Business," "Our Relationship with Thermo Electron After the Distribution," "The Distribution," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 2.  FINANCIAL INFORMATION

     See the sections of the Information Statement captioned "Summary -- Summary Consolidated Financial Data," "Risk Factors," "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Index to Consolidated Financial Statements."

ITEM 3.  PROPERTIES

     See the sections of the Information Statement captioned "Our
Business -- Properties" and "Relationship and Potential Conflicts of Interest with Thermo Electron and Related Parties."

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     See the section of the Information Statement captioned "Principal Stockholders."

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

     See the section of the Information Statement captioned "Management."

ITEM 6.  EXECUTIVE COMPENSATION

     See the sections of the Information Statement captioned "Summary -- Stock plans and related option and restricted stock grants," "The
Distribution -- Stock Plans and Restricted Stock and Stock Option Grants," "Listing and Trading of Our Common Stock" and "Compensation -- Compensation of Executive Officers."

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     See the sections of the Information Statement captioned "Summary -- Our relationship with Thermo Electron after the distribution," "Our Relationship with Thermo Electron after the Distribution" and "Relationship and Potential Conflicts of Interest with Thermo Electron and Related Parties."

                                       (i)

ITEM 8.  LEGAL PROCEEDINGS

     See the section of the Information Statement captioned "Our
Business -- Legal Proceedings."

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     See the sections of the Information Statement captioned "Summary -- Trading market," "Summary -- Dividend policy," "Risk Factors," "Listing and Trading of Our Common Stock" and "Description of Capital Stock."

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

     Not applicable.

ITEM 11.  DESCRIPTION OF THE REGISTRANT'S SECURITIES TO BE REGISTERED

     See the section of the Information Statement captioned "Description of Capital Stock."

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     See the sections of the Information Statement captioned "Description of Capital Stock -- Delaware Law and Our Charter and By-Laws Provisions; Anti-Takeover Effects" and "Indemnification of Directors and Officers."

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     See the sections of the Information Statement captioned "Summary -- Summary Consolidated Financial Data," "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Index to Consolidated Financial Statements."

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Not applicable.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

     (a) See the section of the Information Statement captioned "Index to Consolidated Financial Statements."

     (b) The following documents are filed as exhibits hereto:


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  3.1*    Certificate of Incorporation of the Registrant
  3.2*    Amended and Restated Certificate of Incorporation of the
          Registrant
  3.3     Certificate of Amendment of Amended and Restated Certificate
          of Incorporation of the Registrant
  3.4*    By-laws of the Registrant
  3.5*    Form of Amended and Restated By-laws of the Registrant
  3.6*    Form of Certificate of Designation of Series A Junior
          Participating Preferred Stock of the Registrant (included as
          Exhibit A to Exhibit 10.4)
  4.1     Form of Certificate of Common Stock of the Registrant
  4.2*    Form of Rights Certificate (included as Exhibit B to Exhibit
          10.4)


                                       (ii)

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  4.3*    Form of Summary of Rights to Purchase Series A Junior
          Participating Preferred Stock (included as Exhibit C to
          Exhibit 10.4)
 10.1     Form of Plan and Agreement of Distribution between Thermo
          Electron Corporation and the Registrant
 10.2*    Form of Tax Matters Agreement between Thermo Electron
          Corporation and the Registrant
 10.3     Form of Transition Services Agreement between Thermo
          Electron Corporation and the Registrant
 10.4*    Form of Rights Agreement between the Rights Agent and the
          Registrant
 10.5*    Form of Indemnification Agreement between the Registrant and its directors and officers
 10.6     Equity Incentive Plan of the Registrant (Maximum number of shares issuable in the aggregate under this plan is
          4,680,000 shares, after adjustment to reflect the
          one-for-1.5384615 reverse stock split effected in October
          2001)
 10.7     Deferred Compensation Plan for Directors of the Registrant
 10.8*    Employment Agreement dated as of April 2, 2001 by and among the Registrant, Randy H. Thurman and Thermo Electron
          Corporation
 10.9     Letter Agreement dated as of September 24, 2001 by and among the Registrant, Randy H. Thurman and Thermo Electron
          Corporation
 10.10*   Executive Retention Agreement dated as of April 16, 2001 by and between the Registrant and Randy H. Thurman
 10.11*   Term Note dated as of April 19, 2001 issued by Randy H.
          Thurman to the Registrant
 10.12*   Employment Agreement dated as of June 8, 2001 by and between the Registrant and Martin P. Galvan
 10.13*   Executive Retention Agreement dated as of June 11, 2001 by and between the Registrant and Martin P. Galvan
 10.14    Form of Promissory Note issued by the Registrant to Thermo
          Finance Corporation BV
 10.15    Lease for Millennium III of the Millennium Corporate Center
          dated October 3, 2001 by and between the Registrant and
          Washington Street Associates II, L.P.
 10.16    Form of Executive Retention Agreement by and between the
          Registrant and its executive officers
 21.1     Subsidiaries of the Registrant
 23.1     Consent of Independent Public Accountants


---------------
 * Previously filed.

                                   SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 3 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          VIASYS HEALTHCARE INC.

                                          By /s/    RANDY H. THURMAN
                                            ------------------------------------
                                                      Randy H. Thurman
                                               President and Chief Executive
                                                           Officer


October 24, 2001


                                      (iii)

[THERMO LOGO]

  81 Wyman Street
  Post Office Box 9046
  Waltham, Massachusetts 02454-9046


                                                               November 15, 2001


Dear Fellow Thermo Electron Stockholder:

     In January 2000, we announced our intention to create a new, consolidated company to provide medical equipment and systems to the healthcare industry. Toward achieving this goal, we have combined in Viasys Healthcare Inc., a wholly owned subsidiary that we established in 1995, the assets and liabilities of several other businesses that comprise our respiratory care, neurocare, and medical and surgical products businesses.


     On October 10, 2001, we approved a pro rata distribution to Thermo Electron stockholders of all of the outstanding shares of Viasys common stock held by Thermo Electron. If you were a Thermo Electron stockholder on November 7, 2001, the record date for the distribution, you will become a stockholder of Viasys. Upon completion of the distribution, Viasys will be owned by the same stockholders, in the same proportions as those stockholders owned Thermo Electron common stock on the record date.


     We believe that the distribution is in the best interests of Thermo Electron, Viasys and the Thermo Electron stockholders. As a result of the distribution, we expect that each company will have improved access to capital, a more focused team of management and employees, and management incentives linked more directly to the objective performance of that company's stock in the public markets.


     If you were a holder of Thermo Electron common stock on the record date for the distribution, you will receive approximately 0.1428 shares of Viasys common stock for each share of Thermo Electron common stock you owned on that date. The actual number of shares you receive will depend on the number of Thermo Electron shares outstanding on the record date for the distribution. We expect to mail certificates representing Viasys common stock to you on November 15, 2001. The Viasys common stock has been approved for listing on the New York Stock Exchange under the symbol "VAS."


     The enclosed information statement explains the distribution in detail and provides important information regarding the organization, business, properties and historical financial information of Viasys. We encourage you to read this material carefully.

     Please note that stockholder approval is not required for the distribution, and holders of Thermo Electron common stock on the record date for the distribution are not required to take any action to participate in the distribution. Accordingly, we are not asking you for a proxy.

                                          Very truly yours,

                                          /s/ Richard F. Syron

                                          RICHARD F. SYRON
                                          Chairman of the Board and Chief
                                          Executive Officer

[VIASYS LOGO]


                                                               November 15, 2001


Dear Viasys Stockholder:

     Let me welcome you as a "founding" stockholder of Viasys Healthcare Inc. With our foundation as a global medical technology leader, Viasys is focused on building stockholder value while significantly improving the quality of human health.

     As you read this report, you will discover that Viasys has several strategic advantages such as: globally recognized brand names; leading market share positions in most of our product segments; financial flexibility; the opportunity to leverage our R&D, sales and service capabilities; a very experienced and committed management team; and a pipeline of promising new products.

     The following is the Viasys mission statement:

    Viasys Healthcare Inc. is committed to becoming a world-class healthcare company focused on respiratory, neurocare and medical/surgical technologies. Our stakeholders include: care providers and patients, who rely on the quality of our products and services; our investors, who deserve long-term return on stockholder equity; and our employees, to whom we are committed to providing an entrepreneurial environment that stimulates and rewards their creativity and innovation.

     I look forward to leading Viasys and commit myself to building stockholder value. As new Viasys stockholders, we have an exceptional opportunity to create a truly compelling healthcare technology company. I thank you for joining me in this exciting journey.

                                          Very truly yours,

                                          Richard F. Syron

                                          RANDY H. THURMAN
                                          President and Chief Executive Officer

                 SUBJECT TO COMPLETION, DATED OCTOBER 24, 2001


                             INFORMATION STATEMENT

                                 [VIASYS LOGO]


               DISTRIBUTION OF 26,000,000 SHARES OF COMMON STOCK

                 AND ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS


     Thermo Electron Corporation is furnishing this information statement to its stockholders in connection with the distribution by Thermo Electron to its stockholders of all of the outstanding shares of common stock of Viasys Healthcare Inc., together with associated preferred stock purchase rights. We expect Thermo Electron to effect the distribution beginning on November 15, 2001 to holders of record of Thermo Electron common stock on November 7, 2001. Thermo Electron will distribute approximately 0.1428 shares of our common stock for each share of Thermo Electron common stock held on the record date. We expect that at the time of the distribution, each share of our common stock will have attached to it one of our preferred stock purchase rights, the principal terms of which are described under "Description of Capital Stock -- Stockholder Rights Plan." Where appropriate, references in this information statement to our common stock include the associated preferred stock purchase rights.


     You will not be required to pay for the shares of our common stock that you receive in the distribution, nor will you be required to surrender or exchange any of your shares of Thermo Electron common stock. In February 2001, Thermo Electron received a ruling from the Internal Revenue Service to the effect that you will not recognize income, gain or loss for federal income tax purposes in connection with the distribution, except with respect to cash you receive in the distribution in lieu of fractional shares of our common stock. See "The Distribution -- Material U.S. Federal Income Tax Consequences of the Distribution." Neither we nor Thermo Electron will receive any cash or other proceeds from the distribution.

     No public trading market for our common stock currently exists, although a "when-issued" trading market may develop on or shortly before the record date for the distribution. Our common stock has been approved for listing on the New York Stock Exchange under the symbol "VAS." See "Listing and Trading of Our Common Stock."
                            ------------------------

     IN REVIEWING THIS INFORMATION STATEMENT, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 7.

     THE DISTRIBUTION DOES NOT REQUIRE THE VOTE OF THERMO ELECTRON STOCKHOLDERS. THERMO ELECTRON IS NOT ASKING YOU FOR A PROXY.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

        THE DATE OF THIS INFORMATION STATEMENT IS               , 2001.

     You should only rely on the information contained in this information statement. Neither we nor Thermo Electron has authorized anyone to provide you with information different from that contained in this information statement. Neither we nor Thermo Electron is offering to sell or soliciting any offers to buy any securities. This information statement presents information concerning our company that we believe to be accurate as of the date of this information statement. This information statement also presents information concerning Thermo Electron that Thermo Electron believes to be accurate as of the date set forth on the cover. Neither we nor Thermo Electron plans to update the information set forth in this information statement except in the course of fulfilling our respective normal public reporting and disclosure obligations.
                            ------------------------

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
SUMMARY.....................................................    1
OUR COMPANY.................................................    6
RISK FACTORS................................................    7
  Risks Related to Our Business.............................    7
  Risks Related to the Distribution.........................   14
FORWARD-LOOKING STATEMENTS..................................   15
OUR BUSINESS................................................   16
  Overview..................................................   16
  Our Strategy..............................................   17
  Our Products..............................................   18
     Respiratory Care Products..............................   19
     Neurocare Products.....................................   21
     Medical and Surgical Products..........................   22
     Research and Development...............................   24
  Our Services..............................................   26
  Sales and Marketing.......................................   26
  Manufacturing and Raw Materials...........................   27
  Intellectual Property.....................................   28
  Competition...............................................   28
  Government Regulation.....................................   29
     United States..........................................   29
     International..........................................   31
  Third Party Reimbursement.................................   31
  Product Liability and Insurance...........................   32
  Legal Proceedings.........................................   32
     Pulmonetic Systems Litigation..........................   32
     Other Litigation.......................................   33
  Properties................................................   33
  Personnel.................................................   34
THE DISTRIBUTION............................................   35
  Background and Reasons for the Distribution...............   35
     Thermo Electron Reorganization.........................   35
     Purpose of the Distribution............................   35
     Determination of the Board of Directors of Thermo
      Electron to Spin-Off Viasys...........................   36
  Manner of Effecting the Distribution......................   37
     The Number of Shares You Will Receive..................   37

                                                              PAGE
                                                              ----
     Trading between the Record Date and Distribution
      Date..................................................   37
     When and How You Will Receive the Dividend.............   38
  Accounting Treatment of the Distribution..................   38
  Material U.S. Federal Income Tax Consequences of the
     Distribution...........................................   38
  Stock Plans and Restricted Stock and Stock Option
     Grants.................................................   40
  Treatment of Thermo Electron Options Held by Our
     Employees..............................................   40
  Treatment of Thermo Electron Restricted Stock.............   40
OUR RELATIONSHIP WITH THERMO ELECTRON AFTER THE
  DISTRIBUTION..............................................   41
  Distribution Agreement....................................   41
  Transition Services Agreement.............................   41
LISTING AND TRADING OF OUR COMMON STOCK.....................   42
CAPITALIZATION..............................................   43
SELECTED CONSOLIDATED FINANCIAL DATA........................   44
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................   46
  Overview..................................................   46
     Revenues...............................................   46
     Costs and Operating Expenses...........................   47
  Results of Operations.....................................   48
     First Six Months Ended June 30, 2001 Compared with
      First Six Months Ended July 1, 2000...................   48
     Fiscal Year Ended December 30, 2000 Compared with
      Fiscal Year Ended January 1, 2000.....................   50
     Fiscal Year Ended January 1, 2000 Compared with Fiscal
      Year Ended January 2, 1999............................   51
  Liquidity and Capital Resources...........................   52
  Risk Management...........................................   54
  Recent Accounting Pronouncements..........................   54
MANAGEMENT..................................................   55
  Executive Officers and Directors..........................   55
  Board of Directors........................................   57
  Board Committees..........................................   57
COMPENSATION................................................   57
  Compensation of Directors.................................   57
  Compensation of Executive Officers........................   59
  Restricted Stock Awards and Stock Options Granted During
     Fiscal 2001............................................   64
  Equity Incentive Plan.....................................   64
  Employee Stock Purchase Plan..............................   66
  Compensation Committee Interlocks and Insider
     Participation..........................................   66
PRINCIPAL STOCKHOLDERS......................................   67
  Five-Percent Stockholders.................................   67
  Management................................................   68
RELATIONSHIP AND POTENTIAL CONFLICTS OF INTEREST WITH THERMO
  ELECTRON AND RELATED PARTIES..............................   70
  General...................................................   70
  Agreements Relating to the Distribution...................   70
  Other Agreements..........................................   70
DESCRIPTION OF CAPITAL STOCK................................   73
  Common Stock..............................................   73
  Preferred Stock...........................................   73
  Delaware Law and Our Charter and By-Laws Provisions;
     Anti-Takeover Effects..................................   74

                                                              PAGE
                                                              ----
  Stockholder Rights Plan...................................   75
  Dividends.................................................   77
  Transfer Agent and Registrar..............................   77
INDEMNIFICATION OF DIRECTORS AND OFFICERS...................   78
EXPERTS.....................................................   78
WHERE YOU CAN FIND MORE INFORMATION.........................   78
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS..................  F-1
Annex A -- Sample Form of Information Statement to be
  Provided to Internal Revenue Service by Stockholders......  A-1


                            ------------------------

     Our registered trademarks include AVIAN, BEAR, BEAR CUB, BIRD, CORFLO, CORPAK, GRASON-STADLER, IMEX, NICOLET, NYSTAR, SENSORMEDICS, SOMNOSTAR, STACKHOUSE, TBIRD, TECOFLEX, ULTRASOM, V.I.P. BIRD and VMAX. Our trademarks include ALLIANCEWORKS, BRAVO ENDEAVOR, ESCORT, ESCORT VISION, FREEDOM, FREEDOM MARK IV, GSI, INTELLIVAC, LEGACY, MASTERSCREEN, NEO LINK, NICOLET, NICOLET VASCULAR, NIC VUE, PULMONEX, TECOFLEX, TECOMET, VERSA VAC, VIASYS, VIASYS HEALTHCARE and VIKING IOM. This information statement also contains trademarks and trade names of other companies.

                                    SUMMARY


     This summary highlights selected information from this information statement and may not contain all of the information that is important to you. To better understand the distribution of our common stock to Thermo Electron stockholders and the business and financial position of our company, you should review this entire document carefully. All share and per share data in this information statement have been adjusted to reflect a stock split in August 2001 and a reverse stock split in October 2001, as a result of which we now have 26,000,000 shares of common stock outstanding. This information statement assumes that the New York Stock Exchange has approved the listing of our common stock and associated preferred stock purchase rights.


Distributing company..........   Thermo Electron Corporation, a Delaware
                                 corporation. As used in this information statement, the term "Thermo Electron" includes
                                 Thermo Electron Corporation and its wholly owned and majority-owned subsidiaries, other than our company and our subsidiaries, as of the relevant date, unless the context otherwise requires.

Distributed company...........   Viasys Healthcare Inc., a Delaware corporation.
                                 As used in this information statement, the terms "Viasys," "we," "our," "us" and similar terms include Viasys Healthcare Inc. and its subsidiaries, as of the relevant date, unless the context otherwise requires.


Distributed shares............   A total of 26,000,000 shares of our common
                                 stock, which constituted all of our common stock outstanding on the record date for the distribution. This number of shares will be reduced to the extent that cash payments are made in lieu of the issuance of fractional shares of our common stock.



Record date...................   November 7, 2001.



Distribution date.............   On November 15, 2001.


Distribution..................   On the distribution date, the distribution
                                 agent identified below will begin distributing certificates representing our common stock to Thermo Electron stockholders. Each certificate representing shares of our common stock will also represent an equal number of our preferred stock purchase rights, which initially will be attached to the common stock. You will not be required to make any payment or take any other action to receive your shares of our common stock and associated preferred stock purchase rights. The distributed shares of our common stock will be freely transferable unless you are one of our affiliates.


Distribution ratio............   Approximately 0.1428 shares of our common stock
                                 for each share of Thermo Electron common stock.
                                 The final ratio will be based on the actual number of Thermo Electron shares outstanding on the record date.


Distribution agent............   American Stock Transfer & Trust Company.

Fractional shares of our
common
  stock.......................   Thermo Electron will not distribute any
                                 fractional shares of our common stock. In lieu of distributing a fraction of a share of our common stock to any Thermo Electron stockholder, the distribution agent will sell the aggregate number of fractional shares within five days after the distribution date and will distribute the proceeds pro rata to each stockholder who otherwise would be entitled to receive a fractional share. You will not be entitled to interest on the amount of any payment made in lieu of a fractional share.

Trading market................   Our common stock has been approved for listing
                                 on the New York Stock Exchange under the symbol
                                 "VAS." No public trading market for our common stock currently exists. However, a trading market for the entitlement to receive shares of our common stock in the distribution, referred to as a "when-issued" market, may develop on or shortly before the record date for the distribution.

Dividend policy...............   We currently do not intend to pay cash
                                 dividends on our common stock.

Risk factors..................   The distribution and ownership of our common
                                 stock involve various risks. You should read carefully the factors discussed under "Risk
                                 Factors."

Reasons for the
distribution..................   The Thermo Electron board of directors believes
                                 that the distribution is in the best interests of Thermo Electron, our company and the Thermo
                                 Electron stockholders. The Thermo Electron board expects that, as a result of the distribution, each company will have improved access to capital, a more focused team of management and employees, and management incentives linked more directly to the objective performance of that company's stock in the public markets.


Federal income tax
consequences..................   Thermo Electron has received a favorable
                                 private letter ruling from the Internal Revenue
                                 Service, or IRS, to the effect that the
                                 distribution will qualify as a tax-free
                                 distribution under Section 355 of the Internal
                                 Revenue Code of 1986. As a result, Thermo
                                 Electron, our company and the Thermo Electron stockholders will not recognize gain or loss upon the distribution of our common stock, except that the Thermo Electron stockholders will recognize gain or loss as result of receiving cash in lieu of fractional shares of our common stock. The favorable tax treatment is subject to our compliance with various facts and representations, including a representation that we will conduct a public offering of 10% to 20% of our common stock within one year after the distribution date.


Our relationship with Thermo
Electron after the
  distribution................   After the distribution, Thermo Electron and our
                                 company will be separate, independent, publicly owned companies. We have entered into several agreements with Thermo Electron to define our companies' ongoing relationship after the distribution. These agreements allocate responsibility for obligations both before and after the distribution date.

Treatment of Thermo Electron
  options.....................   On the distribution date, all options for
                                 Thermo Electron common stock, whether vested or unvested, held by our employees will be converted into options to purchase shares of Viasys common stock. We will determine the number of shares and the exercise price of these options using a conversion formula based on the opening per share price of our common stock on the New York
                                 Stock Exchange on the first trading day after the distribution date relative to the closing per share price of Thermo Electron common stock on the New York Stock Exchange on the distribution date. The resulting options to purchase our common stock will maintain the original vesting provisions and option periods.
                                 Thermo Electron will adjust all options for Thermo Electron common stock held by its employees on the distribution date to reflect the distribution.


Stock plans and related option
and restricted stock grants...   We have adopted an equity incentive plan under
                                 which we have reserved 4,680,000 shares of common stock for issuance to our employees, officers, directors, consultants and advisors.
                                 Under this plan, we have granted options to purchase an aggregate of 3,254,550 shares of our common stock. We expect to grant, on or shortly before the distribution, options to purchase up to an aggregate of 35,750 shares of our common stock under this plan. In addition, on or shortly before the distribution, we expect to grant restricted shares of common stock to one of our officers in an amount equal to $225,000 divided by the fair market value of our common stock at the time of the distribution. We also have adopted a directors' deferred compensation plan, under which we have reserved 25,000 shares of common stock for issuance to our directors, and an employee stock purchase plan, under which we have reserved 650,000 shares of common stock for issuance to our employees.


Stockholder inquiries.........   Thermo Electron stockholders with inquiries
                                 relating to the distribution should contact the distribution agent by telephone at
                                 (877)777-0800 or Thermo Electron in writing at Thermo Electron Corporation, 81 Wyman Street,
                                 P.O. Box 9046, Waltham, Massachusetts
                                 02454-9046, Attention: Investor Relations.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table summarizes the consolidated financial data of our business. You should read this information in conjunction with the consolidated financial statements and related notes included elsewhere in this information statement and the discussion contained under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     We acquired Medical Data Electronics in July 1996, Nicolet Vascular in August 1997, Bear Medical Systems in October 1997, Grason-Stadler in November 1998 and Erich Jaeger in July 1999. The consolidated financial data below reflect the financial data of each acquired company beginning as of the date of acquisition.


                                            FISCAL YEAR ENDED                      SIX MONTHS ENDED
                           ----------------------------------------------------   -------------------
                           DEC. 28,   JAN. 3,    JAN. 2,    JAN. 1,    DEC. 30,   JULY 1,   JUNE 30,
                             1996       1998       1999       2000       2000      2000       2001
                           --------   --------   --------   --------   --------   -------   ---------
STATEMENT OF INCOME DATA:
Revenues.................  $222,675   $267,464   $306,363   $358,553   $345,428   17$6,482  $177,290
Cost of revenues.........   112,869    134,542    158,572    186,444    180,494   90,755      94,112
Selling, general and
  administrative
  expenses...............    76,299     83,261     89,628    102,780    102,052   50,317      53,036
Research and development
  expenses...............    12,018     11,869     14,188     18,519     24,791   11,509      13,758
Operating income
  (loss).................    (3,275)    39,051     43,187     50,810     36,127   22,885      15,260
Net income...............        85     21,203     24,334     28,850     18,893   12,986       8,239
Basic and diluted
  earnings per share.....        --        .82        .94       1.11        .73     .50          .32
Basic and diluted
  weighted average
  shares.................    26,000     26,000     26,000     26,000     26,000   26,000      26,000
OTHER FINANCIAL DATA:
Adjusted EBITDA..........  $ 31,501   $ 49,566   $ 55,732   $ 64,163   $ 52,451   31$,663   $ 23,300


                           DEC. 28,   JAN. 3,    JAN. 2,    JAN. 1,    DEC. 30,              JUNE 30,
                             1996       1998       1999       2000       2000                  2001
                           --------   --------   --------   --------   --------              --------
BALANCE SHEET DATA:
Cash and cash
  equivalents............  $    332   $  1,814   $  2,398   $  3,012   $ 12,611              $  4,916
Working capital..........    50,075     64,616     67,216     49,964     68,229                72,189
Total assets.............   249,805    312,268    320,344    380,109    390,351               382,286
Short-term obligations...     9,516      9,845     11,212     38,916     42,368                33,306
Long-term obligations....    21,290      8,651         --         --         --                    --
Minority interest........     6,995      7,887      8,646      9,222         --                    --
Shareholder's
  investment.............   168,322    226,892    249,271    255,431    285,490               285,332

     In the above table, adjusted EBITDA represents earnings before interest, taxes, depreciation, amortization, and restructuring and other unusual costs. For a description of these restructuring and other unusual costs, see Note 8 to our consolidated financial statements. Adjusted EBITDA is calculated as follows:

                                                 FISCAL YEAR ENDED                    SIX MONTHS ENDED
                                  ------------------------------------------------   ------------------
                                  DEC. 28   JAN. 3,   JAN. 2,   JAN. 1,   DEC. 30,   JULY 1,   JUNE 30,
                                   1996      1998      1999      2000       2000      2000       2001
                                  -------   -------   -------   -------   --------   -------   --------
                                                             (IN THOUSANDS)
Operating income (loss).........  $(3,275)  $39,051   $43,187   $50,810   $36,127    $22,885   $15,260
Depreciation and amortization...   10,012    11,774    11,757    13,353    14,360      7,762     6,916
Restructuring and other unusual
  costs, net....................   24,764    (1,259)      788        --     1,964      1,016     1,124
                                  -------   -------   -------   -------   -------    -------   -------
                                  $31,501   $49,566   $55,732   $64,163   $52,451    $31,663   $23,300
                                  =======   =======   =======   =======   =======    =======   =======

     Although adjusted EBITDA should not be construed as a substitute for operating income or as a better indicator of liquidity than cash flows from operating activities, which are determined in accordance with generally accepted accounting principles, it is included because we believe that some stockholders may find it useful in evaluating our ability to meet future debt service, capital expenditure and working capital requirements. We believe a presentation of earnings before these items may enhance a stockholder's comparison of competitor companies that have historically used different methods of accounting for business combinations. Adjusted EBITDA is not necessarily a measure of our ability to fund our cash needs. See the consolidated statements of cash flows and related notes included elsewhere in this information statement.

                                  OUR COMPANY

     We were incorporated in Delaware in August 1995 as a wholly owned subsidiary of Thermo Electron. Our business was formed from several enterprises that had been acquired by Thermo Electron, including Bird Medical Technologies, Bear Medical Systems and Nicolet Biomedical. In connection with the Thermo Electron reorganization described under "The Distribution -- Background and Reasons for the Distribution -- Thermo Electron Reorganization," in the third quarter of 2000 Thermo Electron reallocated a number of subsidiaries and operating divisions among Thermo Electron and some of its subsidiaries, including our company. These transactions included Thermo Electron's transfer to us of its Corpak, Erich Jaeger and Tecomet subsidiaries and substantially all of the assets and related liabilities of its Thermedics Polymer Products division. The effect of these transactions was to transfer to us all of the assets and subsidiaries of Thermo Electron, other than those previously owned by us, that comprise our respiratory care, neurocare and medical and surgical products businesses. In March 2001, we changed our corporate name from Thermo Biomedical Inc. to Viasys Healthcare Inc.


     Our principal executive offices are located at 700 South Henderson Road, Suite 202, King of Prussia, Pennsylvania 19406, and our telephone number is
(610) 992-5881. Following the distribution, our principal executive offices will be relocated to Millennium III, Suite 200, Millennium Corporate Center, Conshohocken, Pennsylvania 19428.

                                  RISK FACTORS

     The distribution and ownership of our common stock involve a number of risks and uncertainties, including those described below. These risks and uncertainties could negatively affect our business, financial condition and operating results as well as the market value of our common stock. Neither we nor Thermo Electron is making any representation as to the future market value of our common stock.

RISKS RELATED TO OUR BUSINESS

PRIOR TO THE DISTRIBUTION, WE HAVE NOT OPERATED AS A SEPARATE, STAND-ALONE ENTITY, AND WE MAY HAVE DIFFICULTY INTEGRATING OUR BUSINESS ORGANIZATION.

     We operate our business through a number of subsidiaries and operating divisions. Some of our subsidiaries and operating divisions were only recently combined with our existing operations as a result of the reorganization of Thermo Electron described under the caption "The Distribution -- Background and Reasons for the Distribution -- Thermo Electron Reorganization." We and Thermo Electron have conducted these operations largely as autonomous, unaffiliated businesses. As part of our spin-off from Thermo Electron, we plan to manage these operations in a more coordinated manner. The following factors may make it difficult for us to integrate and consolidate our operations:

     - Our success in integrating these businesses will depend on our ability to coordinate geographically separate organizations and integrate personnel with different business backgrounds and corporate cultures.

     - Our ability to combine these businesses will require coordination of administrative, sales and marketing, distribution and accounting and finance functions, and expansion of information and management systems.

     - The integration process could disrupt our businesses.

     - Retaining key employees of these businesses may be difficult, due to changes in our management, compensation, culture and operations resulting from our spin-off from Thermo Electron.

DEMAND FOR SOME OF OUR PRODUCTS DEPENDS ON THE CAPITAL SPENDING POLICIES OF OUR CUSTOMERS AND ON GOVERNMENT FUNDING POLICIES. CHANGES IN THESE POLICIES COULD NEGATIVELY AFFECT OUR BUSINESS.

     A majority of our customers are hospitals. We also sell to laboratories, universities, healthcare providers and public and private research institutions. Many factors, including public policy spending provisions, available resources and economic cycles have a significant effect on the capital spending policies of these entities. These policies in turn can have a significant effect on the demand for our products. For example, a reduction in funding to major government research support agencies, such as the National Institutes of Health and the National Science Foundation, could adversely affect sales of our sleep diagnostic testing equipment.

WE DEPEND ON THIRD PARTY REIMBURSEMENT TO OUR CUSTOMERS FOR MARKET ACCEPTANCE OF OUR PRODUCTS. OUR PROFITABILITY WOULD SUFFER IF THIRD PARTY PAYORS FAILED TO PROVIDE APPROPRIATE LEVELS OF REIMBURSEMENT FOR THE PURCHASE OR USE OF OUR PRODUCTS.

     Sales of medical products largely depend on the reimbursement of patients' medical expenses by government health care programs and private health insurers. The cost of some of our products, particularly our SensorMedics VMAX and Erich Jaeger MasterScreen pulmonary function and metabolic diagnostic systems, our epilepsy monitoring systems and our intra-operative monitoring systems, is substantial. Without the financial support of government or third party insurers, the market for some of our products will be limited.

     Governments and private insurers in many countries closely examine medical products and devices incorporating new technologies to determine whether to reimburse for the purchase or use of such products and devices and, if so, the appropriate level of reimbursement. We cannot be sure that third party payors will reimburse sales of our products now under development or enable us to sell these products at profitable prices. We also cannot be sure that third party payors will maintain the current level of reimbursement to physicians and medical centers for use of our current products. Any reduction in the amount of this reimbursement could harm our business.

     During the past several years, major third party payors have substantially revised their reimbursement methodologies in an attempt to contain their healthcare reimbursement costs. Third party payors have recently increased their emphasis on managed care, which has led to an increased emphasis on the use of cost-effective medical devices by healthcare providers. In addition, through their purchasing power, these payors often seek discounts, price reductions or other incentives from medical products suppliers.

     The federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided and paid for in the United States. In the future, it is possible that the government may institute price controls and further limits on Medicare and Medicaid spending. These controls and limits could affect the payments we receive from sales of our products. Internationally, medical reimbursement systems vary significantly, with some medical centers having fixed budgets, regardless of the level of patient treatment, and other countries requiring application for, and approval of, government or third party reimbursement. Even if we succeed in bringing new products to market, uncertainties regarding future health care policy, legislation and regulation, as well as private market practices, could affect our ability to sell our products in commercially acceptable quantities at profitable prices.

OUR FAILURE TO CONDUCT A PUBLIC OFFERING OF OUR COMMON STOCK WITHIN ONE YEAR AFTER THE DISTRIBUTION COULD IMPAIR OUR ABILITY TO GROW OUR BUSINESS AND MAY CAUSE THE DISTRIBUTION TO BE TAXABLE TO US, THERMO ELECTRON AND STOCKHOLDERS OF THERMO ELECTRON WHO RECEIVE SHARES OF OUR COMMON STOCK IN THE DISTRIBUTION.

     The IRS ruling that no gain or loss will be recognized by us, Thermo Electron or its stockholders upon the distribution of our common stock as of the date of the distribution is based, in part, on our representation that we will conduct a public offering of 10% to 20% of our common stock within one year after the distribution. If we do not conduct a public offering within one year after the distribution, the distribution could become taxable to us, Thermo Electron and the stockholders of Thermo Electron who receive shares of our common stock in the distribution.

     As we represented to the IRS, we may need to sell shares of our common stock in a public offering in order to grow our business. We may be unable to complete a public offering for a number of reasons, including adverse market conditions or adverse developments in our business following the distribution. If we are unable to complete a public offering of shares of our common stock on acceptable terms or at all, we may be required to revise our business plan to reduce expenditures, including curtailing our growth strategies, foregoing acquisitions or reducing our product development efforts.

WE WILL NEED TO OBTAIN ADDITIONAL FUNDING WITHIN ONE YEAR AFTER THE DISTRIBUTION IN ORDER TO PAY OUR PROMISSORY NOTE TO THERMO ELECTRON.


     As of June 30, 2001, we owed an affiliate of Thermo Electron an aggregate of $33.3 million. The amount of our outstanding indebtedness to Thermo Electron and its affiliates as of the distribution date will be evidenced by an unsecured promissory note that will mature one year after the distribution. We do not expect that our cash resources following the distribution and our net operating cash flow will provide us with sufficient funds to pay this promissory note when it becomes due. As a result, we will need to seek additional funding through public or private financing or other arrangements. Our ability to obtain debt or equity funding will depend on a number of factors, including market conditions, our operating performance and investor interest.



     We currently intend to seek to refinance the promissory note, as well as to obtain additional working capital, by entering into a credit facility or other debt arrangement with an institutional lender, but we do not expect to begin seeking this arrangement until after the distribution. We therefore cannot assure you that such an arrangement will be available to us or, if available, will be available on acceptable or affordable terms.


     Alternatively, we could repay the promissory note from the proceeds of a public offering that we are required to conduct in order to comply with the IRS ruling that Thermo Electron received in connection with the distribution. See "-- Our failure to conduct a public offering of our common stock within one year after the distribution could impair our ability to grow our business and may cause the distribution to be taxable to us, Thermo Electron and stockholders of Thermo Electron who receive shares of our common stock in the distribution." We may not be able to complete this public offering within one year after the distribution. Even if we are able to complete the offering before the promissory note matures, our allocation of offering proceeds to the repayment of the note may require that we revise our business plan to reduce expenditures, including curtailing our growth strategies, foregoing acquisitions or reducing our product development efforts. If we raise additional funds by issuing equity securities, further dilution to then-existing stockholders may result. In addition, as a condition to giving additional funds to us, future investors may demand rights superior to those of then-existing stockholders.


WE FACE AGGRESSIVE COMPETITION IN MANY AREAS OF OUR BUSINESS, AND OUR BUSINESS WILL BE HARMED IF WE FAIL TO COMPETE EFFECTIVELY.


     We encounter aggressive competition from numerous competitors in many areas of our business. Many of our current and potential competitors have longer operating histories, greater name recognition and substantially greater financial, technical and marketing resources than we have. We may not be able to compete effectively with these competitors. For example, a number of large medical device companies, including Philips Medical Systems, which acquired Agilent Technologies' Healthcare Solutions Group in August 2001, and GE Medical Systems, have entered the market for portable patient monitoring systems. These companies have substantially greater resources, including capital, name recognition and manufacturing and marketing capabilities, than our company. To remain competitive, we must develop new products and periodically enhance our existing products in a timely manner. We anticipate that we may have to adjust the prices of many of our products to stay competitive. In addition, new competitors may emerge, and entire product lines may be threatened by new technologies or market trends that reduce the value of these product lines.


IT MAY BE DIFFICULT FOR US TO INCREASE OUR REVENUES OR PROFITS BECAUSE SOME OF THE MARKETS FOR OUR PRODUCTS ARE MATURE.

     Some of the markets in which we compete, such as the market for mechanical ventilators, are relatively mature. Revenues in these markets have been flat or declining over the past several years. To address this issue, we are pursuing a number of strategies to enable us to continue to develop and introduce new products and increase our revenues and market share. These strategies may not result in the growth of our business, and we may not be able to successfully implement these strategies.

A SIGNIFICANT PERCENTAGE OF OUR TOTAL ASSETS CONSISTS OF GOODWILL FROM ACQUIRED COMPANIES, AND WE MAY NOT BE ABLE TO REALIZE THE VALUE OF THIS ASSET.

     We have paid substantial premiums over the fair value of the net assets of some of the companies that comprise our business. We have acquired significant intangible assets, including approximately $180 million of cost in excess of net assets of acquired companies, or goodwill, recorded on our balance sheet as of June 30, 2001. This represents approximately 47% of our total assets as of that date. Our ability to realize the value of this asset will depend on future cash flows of the acquired businesses. These cash flows in turn depend on how well we have identified these acquired businesses as desirable acquisition candidates and how well we can integrate these acquired businesses.

DIFFICULTIES PRESENTED BY INTERNATIONAL OPERATIONS COULD NEGATIVELY AFFECT OUR BUSINESS.

     International revenues account for a substantial portion of our revenues. International revenues from continuing operations, including export revenues from the United States, accounted for 34% of our total revenues in fiscal 1999, 35% of our total revenues in fiscal 2000 and 39% of our total revenues in the first six months of 2001. We plan to continue expanding our presence in international markets. Our international operations present a number of risks, including the following:

     - Differences in language often require us to translate marketing literature, technical specifications and operating manuals for our medical products into the local language, which can be expensive, take a significant amount of time and result in translation errors that could affect the proper operation of the equipment and expose us to potential liability.

     - Foreign laws in a number of countries limit our ability to properly maintain our distribution channels. For example, a number of foreign laws restrict our ability to terminate a distributor for taking actions that adversely affect our business, such as manufacturing and selling competing products.

     - The successful marketing of our products in some countries, including many European countries, requires us to establish a local presence. The revenues generated in these countries may not justify the expense of establishing and maintaining such a local presence.

     - Fluctuations in currency exchange rates have, on occasion, forced us to lower the prices, and therefore reduced our margins, for some of our respiratory and neurodiagnostic products.

FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS COULD CAUSE OUR STOCK PRICE TO DECREASE.

     Our operating results have fluctuated significantly from quarter to quarter in the past and are likely to vary in the future. These fluctuations are due to several factors relating to the sale of our products, including the timing and volume of customer orders, customer cancellations, reductions in orders by our distributors and the timing and amount of our expenses. For example:

     - We typically experience increased sales each October, which we believe results primarily from budget spending by federally funded organizations such as veterans' hospitals and Department of Defense facilities at the end of the federal government's fiscal year.

     - Our ventilator rental and respiratory disposables businesses tend to increase each year during the flu and allergy seasons.

     - We also typically experience reduced sales in Europe each summer.

     Because of these fluctuations, it is likely that in some future quarter or quarters our operating results could fall below the expectations of securities analysts or investors. If so, the market price of our stock would likely decrease.

     Our quarterly results may also be adversely affected because some customers may have inadequate financial resources to purchase our products or may fail to pay for our products after receiving them. In particular, hospitals are increasingly experiencing financial constraints, consolidations and reorganizations as a result of cost containment measures and declining third-party reimbursement for services, which may result in decreased product orders or an increase in bad debts in any quarter.

OUR MANAGEMENT TEAM IS NEW AND ITS WORKING RELATIONSHIPS ARE UNTESTED.


     Until the third fiscal quarter of 2000, we functioned primarily as a holding company for a number of businesses that had been acquired by Thermo Electron. We have only recently assembled our management team, as part of the changes in our operating structure. Randy H. Thurman became our president and chief executive officer and a director in April 2001, and Martin P. Galvan became our chief financial officer in June 2001. Moreover, Richard F. Syron and Elaine S. Ullian, two of our current directors, will resign on the distribution date, and our board of directors then will be comprised of Mr. Thurman,

Robert W. O'Leary and five other directors who are not otherwise affiliated with our company or Thermo Electron. Members of our management team have generally not worked with each other in the past, and we therefore cannot assess at this time the effectiveness of their working relationships.


WE ADOPTED A NEW NAME IN CONNECTION WITH THE DISTRIBUTION. OUR NEW NAME WILL NOT IMMEDIATELY BE RECOGNIZED AS A BRAND IN THE MARKETPLACE, AND, AS A RESULT, OUR BUSINESS COULD SUFFER.

     Prior to the distribution, we changed our corporate name from Thermo Biomedical Inc. to Viasys Healthcare Inc. The loss of the "Thermo" brand name may hinder our ability to establish new relationships. In addition, our customers, suppliers and partners may react negatively to our separation from Thermo Electron.

OUR COMPETITIVE POSITION IS DEPENDENT IN PART ON PROTECTING OUR INTELLECTUAL PROPERTY, WHICH CAN BE DIFFICULT AND EXPENSIVE.

     Patent and trade secret protection is important to us because developing and marketing new technologies and products is time-consuming and expensive. We own many U.S. and foreign patents and intend to apply for additional patents to cover our products. We may not obtain issued patents from any pending or future patent applications owned by or licensed to us. The claims allowed under any issued patents may not be broad enough to protect our technology.

     Our competitive position is also dependent upon unpatented trade secrets. Trade secrets are difficult to protect. Our competitors may independently develop proprietary information and techniques that are substantially equivalent to ours or otherwise gain access to our trade secrets, such as through unauthorized or inadvertent disclosure of our trade secrets.

WE MAY BECOME INVOLVED IN LITIGATION RELATING TO OUR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN SUBSTANTIAL EXPENSE AND MAY DIVERT OUR ATTENTION FROM THE IMPLEMENTATION OF OUR BUSINESS STRATEGY.

     We believe that the success of our business depends, in part, on obtaining patent protection for our products, defending our patents once obtained and preserving our trade secrets. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of our proprietary rights. Any litigation could result in substantial expense and diversion of our attention from our business, and may not adequately protect our intellectual property rights.

     In addition, we may be sued by third parties which claim that our products infringe the intellectual property rights of others. This risk is exacerbated by the fact that the validity and breadth of claims covered in medical technology patents involve complex legal and factual questions for which important legal principles are unresolved. Any litigation or claims against us, whether or not valid, could result in substantial costs, place a significant strain on our financial resources, divert management resources and harm our reputation. Such claims could result in awards of substantial damages, which could have a significant adverse impact on our results of operations. In addition, intellectual property litigation or claims could force us to:

     - cease selling, incorporating or using any of our products that incorporate the challenged intellectual property, which would adversely affect our revenue;

     - obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, if at all; and

     - redesign our products, which would be costly and time-consuming.

     See "Our Business -- Legal Proceedings -- Pulmonetic Systems Litigation."

IF WE BREACH ANY OF THE AGREEMENTS UNDER WHICH WE LICENSE COMMERCIALIZATION RIGHTS TO PRODUCTS OR TECHNOLOGY FROM OTHERS, WE COULD LOSE LICENSE RIGHTS THAT ARE IMPORTANT TO OUR BUSINESS.

     We license rights to products and technology that are important to our business, and we expect to enter into additional licenses in the future. Although the products and technology that we currently license account for less than 5% of our total annual revenues, we expect that this percentage will increase as we develop and introduce additional licensed products to the market. For instance, a number of the therapy-based products that we are developing incorporate proprietary technologies that we have licensed from third parties. Under these licenses, we are subject to commercialization and development, sublicensing, royalty, insurance and other obligations. If we fail to comply with any of these requirements, or otherwise breach a license agreement, the licensor may have the right to terminate the license in whole or to terminate the exclusive nature of the license. In addition, upon the termination of the license, we may be required to license to the licensor any related intellectual property that we develop.

OUR ABILITY TO MARKET AND SELL OUR PRODUCTS DEPENDS UPON RECEIPT OF DOMESTIC AND FOREIGN REGULATORY APPROVAL OF OUR PRODUCTS AND MANUFACTURING OPERATIONS. OUR FAILURE TO OBTAIN OR MAINTAIN REGULATORY APPROVALS COULD NEGATIVELY AFFECT OUR BUSINESS.

     Our products and manufacturing operations are subject to extensive regulation in the United States by the Food and Drug Administration, or FDA, and by similar regulatory agencies in many other countries in which we do business. The principal risks that we face in obtaining and maintaining the regulatory approvals necessary to market our products include:

     - The approval process for medical devices in the United States and abroad can be lengthy, expensive and require extensive preclinical and clinical trials. As a result, we may expend substantial resources in developing and testing a new product but fail to obtain the necessary approvals to market or manufacture the product on a timely basis or at all.

     - When we modify a medical device for which we have received marketing approval, we must determine whether the modification requires us to seek new regulatory approvals. If the FDA or other regulatory agency does not agree with our determination, we may be prohibited from marketing the modified device until we receive the requisite regulatory approval.

     - The FDA and foreign regulatory agencies require us to comply with an array of manufacturing and design controls and testing, quality control, storage and documentation procedures. Because our business is geographically dispersed in the United States and abroad, compliance with these procedures is difficult and costly.

If we fail to comply with applicable regulations, we could be subject to a number of enforcement actions, including warning letters, fines, product seizures, recalls, injunctions, withdrawal of marketing clearances or approvals and civil and criminal penalties. For a summary of government regulations applicable to our business, see "Our Business -- Government Regulation."

OUR DEPENDENCE ON SUPPLIERS FOR MATERIALS COULD IMPAIR OUR ABILITY TO MANUFACTURE OUR PRODUCTS.

     Outside vendors, some of which are sole-source suppliers, provide key components and raw materials that we use in the manufacture of our products, such as the raw materials for our medical-grade polyurethanes and the beryllium copper strips included in our medical imaging components. Although we believe that alternative sources for these components and raw materials are available, any supply interruption in a limited or sole-source component or raw material could harm our ability to manufacture the affected product until we identify and qualify a new source of supply. In addition, an uncorrected defect or supplier's variation in a component or raw material, either unknown to us or incompatible with our manufacturing process, could harm our ability to manufacture the affected product. We may not be able to find a sufficient alternative supplier in a reasonable time period, or on commercially reasonable terms, if at all, which could impair our ability to produce and supply our products. If we cannot obtain a necessary component, we may need to find, test and obtain regulatory approval for a replacement component, which would cause significant delays that could seriously harm our business and operating results. Although we have not experienced any material shortages or delays to date, we expect that we may experience shortages and delays in the future, especially in the area of electronic components, such as video boards for our line of products for long-term epilepsy monitoring.


OUR BUSINESS COULD SUFFER DUE TO POTENTIAL DEFECTS IN SOFTWARE CONTAINED IN SOME OF OUR PRODUCTS.

     Some of our products, such as our neurodiagnostic and intra-operative monitoring products, incorporate sophisticated computer software that we have developed or licensed from third parties. Software as complex as that incorporated into our products may contain errors or failures, especially when first introduced. In addition, new products or enhancements may contain undetected errors or performance problems that, despite testing, are discovered only after commercial shipment. Because some of our products are used with critically ill patients, we expect that our customers will have an increased sensitivity to software defects than purchasers of software products generally. Any errors or performance problems that arise may cause delays in product shipments, loss of revenue, delays in market acceptance of our products, diversion of management's time, damage to our reputation, litigation and increased service or warranty costs.

ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND UNDER DELAWARE LAW AND THE POTENTIAL TAX EFFECTS OF THE DISTRIBUTION COULD PREVENT OR DELAY TRANSACTIONS THAT OUR STOCKHOLDERS MAY FAVOR.

     Provisions of our charter and by-laws may discourage, delay or prevent a merger or acquisition that our stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. For example, these provisions:

     - authorize the issuance of "blank check" preferred stock without any need for action by stockholders;

     - provide for a classified board of directors with staggered three-year terms;

     - require supermajority stockholder approval to effect various amendments to our charter and by-laws;

     - eliminate the ability of stockholders to call special meetings of stockholders;

     - prohibit stockholder action by written consent; and

     - establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.


     In addition, we expect that our board of directors will, before the distribution, approve a stockholder rights plan intended to protect stockholders in the event of an unfair or coercive offer to acquire our company and to provide our board of directors with adequate time to evaluate unsolicited offers. This rights plan may have anti-takeover effects. The rights plan would cause substantial dilution to a person or group that attempts to acquire us on terms that our board of directors does not believe are in the best interests of us and our stockholders and may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares.


     The tax treatment of the distribution under the Internal Revenue Code and regulations thereunder could also serve to discourage an acquisition of our company following the distribution. An acquisition of our company within two years following the distribution could result in federal tax liability being imposed on Thermo Electron and, in more limited circumstances, on stockholders of Thermo Electron who receive shares of our common stock in the distribution. In addition, an acquisition more than two years after the distribution could cause the distribution to be taxable to Thermo Electron if the acquisition were determined to be pursuant to an overall plan that existed at the time of the distribution. As part of the distribution, we will indemnify Thermo Electron, but not its stockholders, for any resulting tax liability if the tax liability is attributable to certain acts by us, including an acquisition of our company. The prospect of that tax liability and our indemnification obligation may have anti-takeover effects.

RISKS RELATED TO THE DISTRIBUTION

A NUMBER OF ACTIONS FOLLOWING THE DISTRIBUTION OF OUR COMMON STOCK COULD CAUSE THE DISTRIBUTION TO BE TAXABLE TO US, THERMO ELECTRON AND/OR STOCKHOLDERS OF THERMO ELECTRON WHO RECEIVE SHARES OF OUR COMMON STOCK IN THE DISTRIBUTION.

     The IRS has issued a ruling that no gain or loss will be recognized by us, Thermo Electron or its stockholders upon the distribution of our common stock as of the date of the distribution, except with respect to cash received in lieu of fractional shares of our common stock. However, the distribution could become taxable if we, Thermo Electron and/or the stockholders of Thermo Electron who receive shares of our common stock in the distribution take any of a number of actions following the distribution. As part of the distribution, we will enter into a tax matters agreement with Thermo Electron that will restrict our ability to engage in these actions. The IRS ruling is based in part on our representation that we will conduct a public offering of 10% to 20% of our common stock within one year after the distribution. We may be unable to complete a public offering for a number of reasons, including adverse market conditions or adverse developments in our business following the distribution. If we do not conduct a public offering within one year after the distribution, or if any other condition of the IRS ruling is not satisfied, the distribution could become taxable to us, Thermo Electron and/or the stockholders of Thermo Electron who receive shares of our common stock in the distribution. As part of the distribution, we will indemnify Thermo Electron for any resulting tax liability attributable to certain acts by us, including our inability to complete a public offering of 10% to 20% of our common stock within one year after the distribution. Actions that could render the distribution taxable are discussed below under the caption "The Distribution -- Material U.S. Federal Income Tax Consequences of the Distribution." Our tax matters agreement with Thermo Electron will restrict our ability to engage in these types of actions. These restrictions could prevent us from engaging in transactions following the distribution that might otherwise benefit our business.

YOU MAY HAVE DIFFICULTY EVALUATING OUR BUSINESS BECAUSE OUR HISTORICAL CONSOLIDATED FINANCIAL INFORMATION MAY NOT BE REPRESENTATIVE OF OUR RESULTS AS A SEPARATE COMPANY.

     The historical consolidated financial information included in this information statement is not necessarily indicative of our future results of operations, financial position and cash flows. We have not made adjustments to this information to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our separation from Thermo Electron, including changes in our employee base, changes in our tax structure, increased marketing expenses related to establishing a new brand identity and increased costs associated with being a public, stand-alone company. We cannot determine at this time either our future cost structure as we operate as a separate company or the actual business and financial effects of our spin-off from Thermo Electron.

OUR STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY FOLLOWING THE DISTRIBUTION, WHICH COULD AFFECT THE VALUE OF OUR COMMON STOCK.


     Our common stock will not be publicly traded prior to the distribution date, although a trading market for the entitlement to receive shares of our common stock in the distribution, referred to as a "when-issued" market, may develop on or shortly before the record date for the distribution. See "The Distribution -- Trading Between the Record Date and Distribution Date." After the distribution of shares of our common stock to stockholders of Thermo Electron, the public market will establish trading prices for our common stock. An active trading market may not develop or be sustained in the future.


     We cannot predict the prices at which our common stock may trade after the distribution. The market price of our common stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including:

     - actual or anticipated fluctuations in our operating results;

     - changes in earnings estimated by securities analysts or our ability to meet those estimates;

     - the operating and stock price performance of other comparable companies; and

     - developments in and publicity regarding the medical device industries in which we compete.

     In particular, the realization of any of the risks described in these "Risk Factors" could have a significant and adverse impact on the market price of our common stock. In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock regardless of our actual performance.

SALES OF SUBSTANTIAL AMOUNTS OF OUR COMMON STOCK IN THE PUBLIC MARKET FOLLOWING THE DISTRIBUTION COULD DEPRESS OUR STOCK PRICE.

     All of the shares of our common stock distributed by Thermo Electron, other than shares distributed to our affiliates, will be eligible for immediate resale in the public market. It is likely that some Thermo Electron stockholders will sell shares of our common stock received in the distribution for various reasons, including the fact that our business profile or market capitalization does not fit their investment objectives. Moreover, a portion of Thermo Electron's common stock is held by index funds tied to the Standard & Poor's 500 Index or other stock indices. These index funds may be required to sell the shares of our common stock they receive in the distribution, if our stock is not to be included in the underlying indices. In addition, we represented to the IRS that we will complete a public offering of 10% to 20% of our common stock within one year after the distribution date. Any sales of substantial amounts of our common stock in the public market, or the perception that such sales might occur, whether as a result of this distribution or otherwise, could harm the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities.

WE MAY HAVE POTENTIAL BUSINESS CONFLICTS OF INTEREST WITH THERMO ELECTRON WITH RESPECT TO OUR PAST AND ONGOING RELATIONSHIPS THAT COULD HARM OUR BUSINESS OPERATIONS.

     Conflicts of interest may arise between us and Thermo Electron in a number of areas relating to our past and ongoing relationships, including:

     - labor, tax, employee benefit, indemnification and other matters arising from our separation from Thermo Electron;

     - the nature, quality and pricing of the transition services Thermo Electron has agreed to provide us; and

     - business opportunities that may be attractive to both Thermo Electron and us.

     We may not be able to resolve any potential conflicts.

                           FORWARD-LOOKING STATEMENTS

     This information statement includes statements that are subject to risks and uncertainties and are based on the beliefs and assumptions of our management, based on information currently available to our management. When we use words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should," "likely," "will" or similar expressions, we are making forward-looking statements. Forward-looking statements include the information concerning possible or assumed future results of our operations set forth under "Summary," "Risk Factors," "The Distribution -- Background and Reasons for the Distribution," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Our Business," "Relationship and Potential Conflicts of Interest with Thermo Electron and Related Parties" and "Consolidated Financial Statements" in this information statement.

     Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results of operations may differ materially from those expressed in the forward-looking statements. Many of the important factors that will determine these results and values are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. For a discussion of important factors that may cause our actual results to differ materially from those suggested by the forward-looking statements, you should read carefully the section of this information statement captioned "Risk Factors."

                                  OUR BUSINESS

OVERVIEW


     We design, manufacture, market and service a variety of medical devices, instruments and medical and surgical products for use in delivering a range of healthcare services. We focus on three markets: respiratory care, neurocare and medical and surgical products. We believe that we are a global market leader with significant brand name recognition in several of the areas in which we compete, including the areas of neurodiagnostic instrumentation, lung function testing, pediatric ventilation and high frequency oscillating ventilation. In addition, we believe that we have the second largest installed base of mechanical ventilators worldwide. We currently market our products in approximately 150 countries, and our customers include hospitals, alternate care sites, clinical laboratories, private physicians, and original equipment manufacturers. Our global revenues in fiscal 2000 totaled $345 million.


     We conduct our operations through three groups:

     - Our respiratory care group designs, manufactures and markets products for the diagnosis and treatment of respiratory, circulatory and sleep-related disorders. These products are used in a variety of settings, from intensive care to home care, but they generally share a common therapeutic or diagnostic focus on breathing and on the adequate availability of oxygen throughout the body. We offer these products under a number of brand names, including Bird Products, Bear Medical Systems, Erich Jaeger and SensorMedics.

     - Our neurocare group designs, manufactures and markets a comprehensive line of neurodiagnostic systems. We offer these products under a number of well-known brand names, including Grason-Stadler, Nicolet Biomedical and Nicolet Vascular, IMEX and EME. We believe that our Nicolet Biomedical subsidiary is the world leader in annual sales of neurological instrumentation used in neurodiagnostic testing and long-term epilepsy monitoring.

     - Our medical and surgical group designs, manufactures and markets critical care disposable devices, specialty medical products and materials, and a line of wireless patient monitoring systems. Our critical care disposable products include tube feeding systems, disposable respiratory accessories and surgical barrier control systems. Our specialty products and materials include medical-grade plastics, called polyurethanes. We offer our medical and surgical products under brand names such as Medical Data Electronics, Stackhouse, Tecomet, Corpak and Thermedics Polymer.

     The following table shows the revenues contributed by each of our operating segments, expressed in absolute dollars (in thousands) and as percentages of total revenues for the periods presented:

                                                                                             SIX MONTHS
                                                   FISCAL YEAR ENDED                            ENDED
                                -------------------------------------------------------    ---------------
OPERATING SEGMENT               JANUARY 2, 1999    JANUARY 1, 2000    DECEMBER 30, 2000     JUNE 30, 2001
-----------------               ---------------    ---------------    -----------------    ---------------
Respiratory care..............  $149,813     49%   $184,371     51%   $172,553      50%    $ 89,871     51%
Neurocare.....................    70,088     23      91,624     26      90,902      26       42,012     24
Medical and surgical
  products....................    86,462     28      82,558     23      81,973      24       45,407     25
                                --------    ---    --------    ---    --------     ---     --------    ---
         Totals...............  $306,363    100%   $358,553    100%   $345,428     100%    $177,290    100%
                                ========    ===    ========    ===    ========     ===     ========    ===


     We focus our development and marketing activities on growth segments of the healthcare industry. We estimate that the global demand for respiratory care equipment and disposables is growing at an annual rate of 10% and that the neurocare market is growing at an annual rate of 8%. We are seeking to capitalize on our research, development and marketing expertise and our relationships with physicians and other medical caregivers in these markets to expand our business into high-value opportunities, including therapy and information-based products. In addition to developing these new opportunities, we are working to enhance and extend our existing product lines into next-generation products and to develop new products to broaden our existing respiratory care, neurocare and medical and surgical product offerings.

Next generation products that we have recently introduced include: the Endeavor ICU, a neuro ICU monitor for tracking brain function; the Vital Vac, a smoke evacuator for electro and laser surgical applications; and the Alpha Screen, a portable eight-channel sleep diagnostic system.

     We were incorporated in Delaware in August 1995 as a wholly owned subsidiary of Thermo Electron. Our business was formed from a number of enterprises that had been acquired by Thermo Electron, including Bird Medical Systems, Bear Medical Technologies and Nicolet Biomedical. The following table sets forth the principal brands and products that comprise our business.

                                                                   COMMENCED       ACQUIRED BY
PRINCIPAL BRANDS                     PRINCIPAL PRODUCTS            OPERATIONS    THERMO ELECTRON
----------------                     ------------------            ----------    ---------------
RESPIRATORY CARE:
  Bear Medical Systems       Mechanical ventilators                  1972        October 1997
  Bird Medical Technologies  Mechanical ventilators                  1954        October 1995
  Erich Jaeger               Pulmonary function testing and          1954        July 1999
                             metabolic equipment
  SensorMedics               Pulmonary function testing              1983        July 1996
                             equipment, sleep diagnostic
                             equipment and specialized
                             ventilators
NEUROCARE:
  Grason-Stadler             Hearing diagnostic equipment            1949        November 1998
  Nicolet Biomedical         Neurodiagnostic equipment               1967        August 1993
  Nicolet Vascular           Peripheral vascular testing             1976        August 1997
                             equipment

MEDICAL AND SURGICAL:
  Corpak                     Critical care feeding tubes and         1980        April 1986
                             disposable respiratory accessories
  Medical Data Electronics   Wireless patient monitoring             1979        July 1996
                             systems
  Stackhouse                 Surgical barrier control systems        1936        October 1995
  Tecomet                    Surgical implant components and         1964        n/a
                             medical imaging components
  Thermedics Polymer
     Products                Medical grade polyurethanes and         1983        n/a
                             polyurethane films

OUR STRATEGY

     Our objective is to increase stockholder value by leveraging our market-leading positions in segments of the respiratory care, neurocare, and medical and surgical product markets into opportunities in therapy and service-based products. We believe that our brands have an established reputation for quality and a strong market presence in several specialized areas, including electroencephalography, pulmonary function testing and intra-operative monitoring of nerve pathways. We intend to build upon our market reputation and leverage our installed equipment base to offer related therapeutic disposable products, which generally have relatively high margins. In marketing therapy products for use with our equipment, we can offer vertically integrated packages composed of related products from our various subsidiaries. For example, we currently offer sleep diagnostic instrumentation product lines from Erich Jaeger, Nicolet Biomedical and SensorMedics. We plan to expand our sleep therapy product line, which now consists of a single product, and leverage our position in diagnostic instrumentation to market new disposable, therapeutic products.

     More specifically, to achieve our objective we intend to implement the following strategies:

     - DEVELOP NEW, HIGH-VALUE BUSINESS LINES. We are focusing our development strategy on innovative, high-value therapeutic and service-based business lines that will complement our existing respiratory care, neurocare, and medical and surgical product businesses. We intend to use our expertise in research, development and marketing, as well as our relationships with members of the medical community, to achieve market acceptance of these potential products. Among the business lines being developed are an inhaled drug delivery system, a consciousness monitoring system and products for use in stroke therapy based on bio-feedback.

     - GROW OUR SERVICE BUSINESS. Most of our products require ongoing service relationships with our customers. We are consolidating our service operations into one worldwide service division. We believe this will allow us to provide the best customer service and provide an opportunity to grow our revenues and profits through service contracts and parts and supplies sales.

     - ENHANCE AND EXTEND MARKET LEADING PRODUCT OFFERINGS. We have established ourselves as a market leader in particular segments of the respiratory care, neurocare, and medical and surgical product markets. Many of our products enjoy strong brand name recognition and established reputations for after-sale support. We are committing increased resources within our research and development programs to create product enhancements and next generation products that can help us strengthen our market position. For example, we currently are developing next-generation and new lines of ventilators.


     - LEVERAGE SALES CHANNELS. We currently receive a significant portion of our revenue from international operations, and we expect to expand further our presence outside of the United States. We have recently consolidated the international sales operations of our subsidiaries into two groups: a European group and a group covering Asia and South and Latin America. We expect the consolidated sales groups to build upon the past successes of our individual subsidiaries in marketing their products internationally and to achieve even greater geographic coverage based on the more comprehensive portfolio of product offerings they can now offer. We also seek to increase the effectiveness of our domestic marketing efforts by selling bundled packages of diagnostic equipment and therapeutic products directly to those who can most benefit from total cost reductions, such as insurance companies and government agencies. For example, our stroke rehabilitation product can save payors such as insurance companies a portion of the significant costs associated with the long-term care of a debilitated patient.


     - ACHIEVE SYNERGIES AND COST REDUCTION. Historically, the companies comprising our business were operated independently. As a consolidated business, we plan to improve our profitability by capitalizing on available synergies, including the elimination of duplicate positions and administrative costs and cross-selling among our subsidiaries. For example, we have begun to achieve savings from our new standardized employee benefit programs. In addition, we can achieve both enhanced capabilities and a lower cost structure by combining some of our operations. By cross-training our field service personnel to repair multiple product lines, we have improved on-site response time and lowered travel costs, reduced management and overhead, and improved the efficiency of our field personnel.

     - PURSUE VALUE-ADDED ACQUISITIONS. We intend to acquire and integrate businesses and new technologies that will complement our product lines, enhance our competitiveness in the marketplace, be synergistic and add stockholder value.

OUR PRODUCTS

     We offer a variety of respiratory care, neurocare, and medical and surgical products for use in the delivery of a range of healthcare services.

  RESPIRATORY CARE PRODUCTS

     Our respiratory care group designs, manufactures and markets a variety of medical devices for the diagnosis and treatment of respiratory-related disorders. Our product offerings include:

     - mechanical ventilators;

     - diagnostic equipment for respiratory and circulatory disorders; and

     - diagnostic and therapeutic equipment for sleep-related disorders.

Our respiratory care products are used in a variety of settings, from intensive care to home care, but they generally share a common therapeutic or diagnostic focus on breathing and the adequate availability of oxygen throughout the body.

     We market our respiratory care products in the United States and internationally to a variety of customers, including hospitals, clinics, private physicians, research centers and original equipment manufacturers. We offer these products under a number of brand names, including:

     - Bird Products;

     - Bear Medical Systems;

     - Erich Jaeger; and

     - SensorMedics.

     Respiratory Care: Mechanical Ventilators

     We design, manufacture and market a range of mechanical ventilators and related products for use by hospitals and medical professionals. Mechanical ventilators assist patients who are unable to breathe adequately for themselves due to disease or injury. These devices pump heated, humidified, oxygen-enriched air into the lungs at regulated pressures, volumes and times in order to approximate normal breathing or to modify breathing to treat disorders. Mechanical ventilators may be stationary or portable. They are typically configured either for adult or pediatric use. We market our mechanical ventilators globally under the Bird Products, Bear Medical Systems and SensorMedics brand names.

     Adult Ventilators. Adult patients who require respiratory support from a ventilator include sufferers of severe lung disease and those who have experienced trauma, burns or near-drowning. Adult ventilators also assist patient breathing during and after surgery until the effects of general anesthesia have dissipated. We offer a range of adult ventilators for institutional and home use, including:

     - TBird Ventilator, a full-featured adult and pediatric ventilator that can be powered by a battery and used without an air compressor, thereby facilitating the movement of patients;

     - Bear 1000 Adult Ventilator, a full-featured ventilator for intensive care applications; and

     - Bird 8400 STI, a full-featured adult ventilator for critical care applications.

We also offer several portable adult ventilators, such as the Legacy, the Avian and the Bear 33, which are primarily used for home care, patient transport and military applications.

     Infant and Pediatric Ventilators. Infant and pediatric ventilators are similar in function to adult ventilators but deliver smaller amounts of oxygen at lower pressures than adult ventilators. Infants and children requiring respiratory support from a ventilator include:

     - prematurely delivered infants with respiratory distress syndrome, a condition whereby a premature infant's underdeveloped lungs cannot properly transfer oxygen into the blood or remove carbon dioxide from the blood;

     - infants and children in post-operative care;

     - infants with chronic pulmonary diseases or neuromuscular diseases, such as bronchopulmonary dysplasia, a chronic lung disease affecting premature infants; and

     - victims of trauma or acute infections.

We currently offer a range of infant and pediatric ventilators, including the Bird V.I.P. and the Bear Cub 750 ventilators. Each of these products provides for air flow in synchronization with a patient's normal breathing patterns, thereby reducing the strain on an infant's lungs. Our Bear Cub ventilator, which we introduced in 1981, was among the first ventilators specifically designed for use with infants. The Bear Cub 750 is designed for newborns and patients under 35 kg. We designed the Bird V.I.P. for use with newborns and patients under 60 kg.


     High Frequency Ventilator. High frequency ventilators are specialized ventilators designed to reduce the damage to a patient's lungs that may be caused by the continuous expansion and compression characteristic of traditional mechanical ventilation. The SensorMedics 3100 HFOV, our high frequency oscillating ventilator, delivers up to 900 very rapid, small volume breaths per minute. This product provides superior oxygenation at much lower pressures, which reduces lung damage as compared with conventional ventilators and other types of high frequency ventilators. The FDA first approved the 3100 HFOV for use in newborns between 0.54 and 4.6 kg in weight in 1991. In 1994, the FDA approved the 3100 HFOV for use in children in acute respiratory failure with no upper weight limit. In addition to selling the 3100 HFOV, we offer the product on a short-term rental basis through an arrangement with a national medical equipment supplier. In October, 2001, the FDA approved the 3100B HFOV, a high frequency oscillating ventilator product developed by us, for use in the treatment of adult respiratory distress syndrome, or ARDS.


     Related Products. We offer a variety of related respiratory care products, including:

     - air/oxygen blenders, which are ventilator components that regulate, in specific concentrations, the oxygen delivered by a mechanical ventilator;

     - ventilator accessories, such as air compressors, heated humidifiers and mounting stands; and

     - monitoring devices that measure the volume of gas entering and exiting a patient's lungs during mechanical ventilation.

     Respiratory Care: Pulmonary Function Testing Equipment

     We design, manufacture and market an extensive line of pulmonary function testing equipment for use by a variety of healthcare providers, including hospitals and research centers. Pulmonary function testing equipment measures and analyzes breathing in order to evaluate the condition of the heart, lungs and metabolism. These instruments assist in the diagnosis of heart and lung disease and in the evaluation of a patient's fitness and metabolic condition. In pulmonary function testing, a patient typically breathes into a mouthpiece connected to a diagnostic instrument. This instrument measures the gas concentration, air flow and air volume and collects data on the level of exchange of oxygen and carbon dioxide in the patient's lungs.

     We market our pulmonary function testing equipment internationally under the SensorMedics and Erich Jaeger brand names. We believe that our SensorMedics and Erich Jaeger subsidiaries together represent the largest manufacturer of pulmonary function testing equipment globally.

     We offer a broad line of pulmonary function testing equipment, from basic spirometry products, which measure the rate and volume of breathing, to complete pulmonary function and metabolic systems, which measure a range of heart, lung and metabolic functions. Our principal pulmonary function testing products are:

     - SensorMedics VMAX, a portable pulmonary function and metabolic diagnostic system designed for use primarily by healthcare providers. VMAX is a modular system that allows end-users to tailor it to their specific needs and to add diagnostic functions as those needs change. VMAX may be configured in a variety of ways, ranging from a simple spirometry system to a full-featured pulmonary function and metabolic diagnostic lab.

     - Erich Jaeger MasterScreen, a full-function, pulmonary function and metabolic diagnostic system for use primarily by healthcare providers. Our MasterScreen series of products are similar to the VMAX system, but are constructed in a more integrated fashion. We plan to continue to offer both products in order to meet varying customer requirements and preferences. We market MasterScreen primarily outside the United States.

     Respiratory Care: Sleep Diagnostic Testing Equipment

     We offer a complete line of specialized sleep diagnostic testing equipment. These products measure a variety of respiratory and neurological functions to assist in the diagnosis and monitoring of sleep disorders, such as snoring and obstructive sleep apnea, a condition that causes a person to stop breathing intermittently during sleep. Our products range from basic sleep diagnostic systems that monitor one patient, such as the SensorMedics SomnoTract, to a networked, modular, expandable sleep lab that can monitor multiple patients simultaneously, such as the SensorMedics SomnoStar. We offer a range of sleep diagnostic testing equipment, from a small, portable monitor capable of tracking eight respiratory parameters to a 24-channel combined respiratory and neurology systems, often in configurations of two to eight beds. In 2000, we introduced our first sleep therapy product, the Alura. The Alura is a continuous positive airway pressure, or CPAP, system that assists breathing to allow for uninterrupted sleep.

  NEUROCARE PRODUCTS

     Our neurocare group designs, manufactures and markets a comprehensive line of neurodiagnostic systems. We market our neurodiagnostic products globally to a variety of customers, including hospitals, universities, clinics and physicians' offices. We offer these products under a number of well-known brand names, including:

     - Grason-Stadler;

     - Nicolet Biomedical; and

     - Nicolet Vascular, IMEX and EME.

We believe that our Nicolet Biomedical subsidiary is the world leader in annual sales of neurological instrumentation used in neurodiagnostic testing and long-term epilepsy monitoring.

     Neurocare: Neurodiagnostic Products

     We design, manufacture and market a comprehensive line of instruments, referred to as neurodiagnostic systems, that measure, display and analyze electrical impulses in a patient's brain, nerves, muscles and other organs. Physicians and technologists use these data to assist in the diagnosis of neurological, brain, auditory, psychological, learning and sleep disorders.

     We offer a range of products that address the principal areas of neurodiagnostics, including:

     Electromyography and Evoked Potential. We offer a line of instruments for electromyography and evoked potential. Electromyography, or EMG, is the measurement of electrical activity in the nerves and muscles. Evoked potential, or EP, is the monitoring of patient response to stimuli in order to evaluate the condition of specific nerve pathways. Physicians and technicians in the fields of neurology, physical medicine and rehabilitation use EMG and EP data to confirm the diagnosis of various diseases and disorders, including Lou Gehrig's disease, multiple sclerosis and spinal cord injury. Our principal EMG and EP diagnostic product is the Nicolet Biomedical Viking, which offers a high quality signal to distinguish electrical impulses within the body from background noise. We believe that the success of the Viking results from its high signal quality, reliability and modular design.

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

     Electroencephalography. We offer a line of instruments for electroencephalography. An electroencephalograph, or EEG, is a visual display of electrical activity generated by nerve cells in the brain. Placing electrodes on the scalp allows the brain's activity to be amplified and displayed in rising and falling potentials called brain waves. Physicians use EEGs primarily for epilepsy diagnosis and monitoring of surgical and pharmaceutical treatments. Our principal EEG diagnostic product is the Nicolet Biomedical AllianceWorks digital EEG monitor, which allows screening of brain wave abnormalities.

     Epilepsy Monitoring. We offer a line of EEG products for long term epilepsy monitoring. Our BMSI epilepsy monitoring system combines EEG data with digital video of a patient to enable a physician to assess the frequency and severity of epileptic seizures over a multiple day period, typically three or four days. Our system helps the physician to locate the site of epileptic seizures in the brain for surgical intervention and to determine the proper dosage of drug therapies for treatment of a particular patient.

     Audiology. We offer a variety of audiology diagnostic instruments. Audiology is the assessment of hearing, auditory performance and balance disorders using a variety of testing techniques, including the evaluation of the function of the ear and the measurement of neural responses to sound. We offer a broad range of audiology diagnostic instruments for middle ear testing in adults and children that we market under the Grason-Stadler and Nicolet brand names. We also offer instruments for evaluating balance disorders, such as the Nystar System, which analyzes reflexive eye movements in response to visual stimuli. In September 1999, we introduced the GSI 70, an infant hearing screener for early detection of hearing disorders that could affect the development of speech and language abilities in children.

     Intra-Operative Monitoring. We offer a line of products for monitoring nerve pathways during spine, skull or muscle surgery to reduce the possibility of nerve damage. Our intra-operative monitoring products assist surgeons in preserving the functional integrity of a patient's circulatory and nervous systems during and after complex surgical procedures, such as vascular reconstruction and tumor removal. Our Nicolet Biomedical subsidiary was a pioneer in the area of intra-operative monitoring of nerve pathways, with the introduction of the Viking IOM in 1991. In the third quarter of 2000, Nicolet Biomedical introduced the Bravo Endeavor, a sophisticated 16-channel intra-operative monitoring system providing simultaneous EEG, EP and EMG monitoring for use in the operating room and intensive care units.

     Related Products. We offer a variety of products related to our neurodiagnostic instruments, including:

     - Medical pocket dopplers, which are instruments that detect fetal heartbeats and blood clots in the legs. We market these products under the Nicolet Vascular brand name.

     - Transcranial doppler sonographs, which are instruments that measure blood flow in the brain. We market these products under the Nicolet Vascular brand name.

     - Nic Vue Patient Administrator database software, which manages patient data from multiple Nicolet Biomedical applications and across multiple patient visits. This software enables the review of data acquired across Nicolet Biomedical's neurodiagnostic systems.

     - Sleep study systems that measure a variety of neurological functions to assist in the diagnosis and monitoring of sleep disorders, which we market under the Ultrasom brand name.

     Many neurodiagnostic systems are designed to function only on one model of a personal computer and with a specified version of an operating system. Upgrades in personal computers or the release of a newer version of a specified operating system can render these neurodiagnostic systems obsolete. In contrast, Nicolet Biomedical has designed its neurodiagnostic systems to function on all personal computer systems compatible with Windows software to prevent its products from becoming obsolete in the short-term as a result of changes in personal computer technologies.

  MEDICAL AND SURGICAL PRODUCTS

     Our medical and surgical group designs, manufactures and markets critical care disposable devices, specialty products and materials, and a line of wireless patient monitoring systems. We market our critical
                                        22
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care disposable products, such as our tube feeding systems, disposable respiratory accessories and surgical barrier control systems, to hospitals and clinics globally. We market our specialty products and materials, such as our medical grade plastics, called polyurethanes, to original equipment manufacturers for inclusion in their products. We market our patient monitoring products globally to a variety of customers, including hospitals, universities, clients and physicians' offices.

     Medical and Surgical: Critical Care Disposables

     We design, manufacture and market a variety of critical care disposable products, including:


     - Specialty feeding tubes that supply nutrition to critically ill or compromised patients by a tube that runs from the nose into the stomach or small bowel. This allows easily-digested nutrients to be delivered into a patient's digestive tract rather than into the blood stream. Our specially designed tubes can be placed into the small bowel at the patient's bedside by the nursing staff, without any special equipment, thus reducing patient transport and physician involvement. We market these products under the Corflo brand name.


     - Neonatal/Pediatric devices, such as:

        - Closed suctioning systems that assist infants who require mechanical ventilation by maintaining an open airway and ensuring that the lungs remain inflated. We market this product under the Neo Link brand name.

        - Farrell Gastric Relief Systems that eliminate the gas and fluid buildup common in infants suffering from digestive complications, thereby allowing the delivery of nutrients into the stomach. We market this product under the Corflo brand name.

     - Disposable respiratory accessories that assist a patient's breathing during surgery or trauma. We market these products under the Pulmonex brand name. Our disposable respiratory accessory products include:

        - ventilator masks;

        - resuscitation bags, which enable manual ventilation during cardio-pulmonary resuscitation;

        - hyperinflation circuits, which assist infants and small children in breathing during suctioning procedures and patient transport; and

        - KidO(2) oxygen delivery system, which resembles a toy bear and delivers oxygen to pediatric patients.

     - Surgical implant components, which are fine metal parts used in reconstructive surgery of bones and joints. We market implant components to original equipment manufacturers that design and distribute orthopedic implants globally.

     - Surgical barrier control systems, which protect both patients and doctors from contamination introduced into the operating room. We market these products to hospitals globally under the Stackhouse brand name. Our principal surgical barrier control systems are:

        - Freedom Mark IV Surgical Helmets and ACS Surgical Face Shields, which are head protection devices that protect surgeons from contamination introduced into the operating room; and

        - Versa Vac 2 and Intellivac Surgical Smoke Evacuation Systems, which are air filtration systems that collect the smoke plume created from vaporizing tissue during a laser surgery or electrosurgery procedure.

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

     Medical and Surgical: Specialty Materials and Products

     We design, manufacture and market a variety of specialty products and materials for inclusion by original equipment manufacturers in their products. Our specialty products and materials include:

     - Medical imaging components that limit the "scatter" of high resolution images of patient anatomy, such as an X-ray image, thereby sharpening the image.

     - Medical-grade polyurethanes that are used to make catheters that go into the body, stents that prop open blood vessels and as part of implantable devices, such as pacemakers. We market our medical-grade polyurethanes under the Tecoflex brand name.

     - Polyurethane films that are used in a variety of applications, including security glazing for anti-ballistic windows and protective coatings for computer monitor screens.

     - Latex films that are used to make condoms.

     Medical and Surgical: Wireless Patient Monitoring Systems

     We design, manufacture and market a variety of wireless patient monitoring systems that measure, display and document a variety of vital signs, including heart activity, blood pressure, pulse rate, blood oxygen levels, body temperature, respiration rate and other specialized parameters. These systems enable hospitals to relocate patients who require monitoring but do not otherwise need to be in an intensive care unit to lower cost settings. We market our wireless patient monitoring systems to hospitals globally.

     We offer our wireless, portable patient monitors under the Escort brand name. Our Escort wireless monitors are capable of monitoring up to 11 vital signs and transmitting this information over radio frequencies to a monitoring station. These monitors are well suited for emergency room use, where critical care patients often require transportation to other areas of the hospital.

     We also offer a computer-based wireless central monitoring station for our Escort wireless monitors that we market under the Escort Vision brand name. The Escort Vision central monitoring station provides centralized, real-time patient monitoring, alarm surveillance and documentation for up to 16 patients. Because the Escort Vision central monitoring station receives patient data by radio signal, it provides hospitals with flexibility in designing a patient monitoring system and allows patient monitoring units to be moved easily to different areas of a hospital.

     We also offer a line of telemetry transmitters that transmit data about a patient's cardiovascular system, such as blood pressure and pulse, to a central monitoring station. Telemetry systems are used in post-coronary care and other situations where a patient requires heart monitoring but is allowed freedom of movement as part of the recovery process.

  RESEARCH AND DEVELOPMENT


     We plan to capitalize on our existing installed equipment base in the respiratory care, neurocare, and medical and surgical product markets and our expertise in research, development and marketing to expand our business into products that are more therapeutic in nature or that can be provided as services. In high growth areas, we license our key technology and collaborate with outside partners in devising our product offerings. We currently have six such arrangements. In order to incentivize our partners, our agreements link the partners' compensation to our success. Our internal development work remains, however, the key component of bringing new product lines to market. In addition to our partnering strategy, we have pursued a substantial internal development strategy. Our internal research and development staff is currently working on the development of approximately 15 next-generation and new products.


     We are developing a number of therapy and service-based products, including those described below.

     Inhaled Drug Delivery Device and Related Asthma Therapy Program. We are developing, with technology licensed from Battelle Pulmonary Therapeutics, Inc., an electrohydrodynamic, or EHD, nebulizer that provides for the administration of a drug in a uniform particle size. A nebulizer is a device
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

that transforms a liquid drug into a vapor, thereby permitting the administration of the drug into the respiratory system. Traditional nebulizers for asthma treatment provide for an uneven particle size, which causes a significant portion of the administered drug to end up in the mouth, throat and stomach, with only a small portion reaching the lungs.


     Because our EHD nebulizer delivers a drug in a uniform particle size, a larger portion of the administered drug ends up in evenly dispersed concentrations in the lungs. We believe this product has particular potential for application in the treatment of asthma and in the delivery of therapeutic agents for the treatment of diseases such as cystic fibrosis and chronic obstructive pulmonary disease, commonly referred to as COPD.


     We believe that our EHD nebulizer will require 510(k) clearance from the FDA prior to marketing in the United States. Although we have designed and tested the prototype of our EHD nebulizer, human clinical trials of the device have yet to be performed. We plan to commence a human clinical trial of our nebulizer with the use of albuterol, a generic drug used in the treatment of asthma, in the second half of 2002. We expect this trial program to begin after we determine the optimal formulation of albuterol for use with the nebulizer, a process that we expect to complete in the fourth quarter of 2001. For a summary of 510(k) clearance procedures, as well as other FDA regulation of our products, see "-- Government Regulation -- United States -- U.S. Food and Drug Administration." Although albuterol has previously been approved by the FDA, we expect that each additional drug planned for use with our EHD nebulizer will require separate FDA approval under applicable drug approval procedures.

     We expect to introduce our albuterol medication in conjunction with an asthma monitoring and therapy program. Asthma is a chronic respiratory disorder in which inflammation in the airways of the lungs causes difficulty breathing. The National Center for Health Statistics estimates that, as of 1998, more than 26 million people in the United States had been diagnosed with asthma within their lifetimes, of whom approximately 8.6 million were under the age of 18. The American Lung Association estimates that the cost for asthma treatment in the United States was approximately $8.1 billion in 2000.

     Patients who are enrolled in our asthma therapy program continue to receive their standard form of treatment, including medication and visits, but also breathe into a small hand-held device twice a day. The device measures the patient's lung function and transmits the data via a telephone line to an asthma case manager, who reviews the data and recommends changes in medication.

     In 1998, we began a collaboration with a pharmaceutical company to institute a pilot study for our asthma therapy program in South Africa. During this 12-month study, approximately 68 patients were monitored on a daily basis. Total asthma-related costs among participants in the pilot program decreased by 21% compared to a similar-sized control group. We recently implemented a second pilot study in Germany and have expanded the program in South Africa.

     Consciousness Monitor. We are developing a consciousness monitor to accurately assess a patient's level of consciousness when under the effects of anesthesia. Incorporating third-party proprietary technology that we license, our monitor uses high frequency data along with existing lower frequency bandwidth technology to provide a more comprehensive view of the state of brain activity during anesthetic procedures. Clinical trials of this product are in process, and we expect to conclude the trials and submit the resulting data to the FDA in the fourth quarter of 2001 in connection with a 510(k) clearance application for the device.

     Peripheral Nerve Imaging. We are developing a system to locate peripheral nerves non-invasively. Use of peripheral nerve imaging will improve the safety and effectiveness of regional nerve blocks and will enable regional, rather than general, anesthesia to be used in some surgical procedures. The system may also be used in pre-surgical planning to avoid nerves during surgical intervention. We plan to configure the nerve imaging system to work with much of the same hardware as our consciousness monitoring product. We believe that the device will require 510(k) clearance from the FDA prior to marketing in the United States, and we currently expect to submit a 510(k) application with the FDA in the second half of 2002.

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

     Gas Clearance and Rebreathing Device. We are developing a device that rapidly clears gases such as carbon monoxide and some anesthesias from the blood. This device also allows a patient to rebreathe exhaled gases when hyperventilating, thereby enabling the rapid delivery of oxygen to a patient without increasing the level of carbon dioxide in the blood. We do not believe that this device will require 510(k) clearance from the FDA prior to marketing it as a rebreather in the United States. However, we believe that this device will require 510(k) clearance from the FDA prior to marketing it as a gas clearance device in the United States. We have completed clinical trials of this device for the clearance of inhalational anesthetic agents, and we submitted a 510(k) application with the FDA in July 2001.

     We have historically organized our research and development activities by operating group and subsidiary. However, we recently implemented an initiative to strategically reorganize our research and development efforts by product area and functional use rather than along traditional company lines. For example, our Erich Jaeger, Nicolet Biomedical and SensorMedics subsidiaries each historically maintained a research and development group with expertise in the area of brain wave amplifiers. We are currently engaged in a project in which the members of these groups share their expertise in brain wave amplifiers in order to take advantage of each member's specialized knowledge. We believe that a number of other opportunities exist to structure our research and development organization on a functional, rather than organizational, basis.

     In addition to developing therapy and service-based products, we plan to enhance and extend our existing product lines into next generation products and to develop new products to broaden our existing portfolio of respiratory care, neurocare and medical and surgical products. We primarily focus our research and development activities on responding to marketplace needs. Our internal research and development efforts include work to produce next-generation products for our core businesses as well as new products that expand our portfolio in market segments where we already compete. For example, we are developing new ventilator platforms that will enable us to offer a more comprehensive suite of products in the respiratory critical care market. In our respiratory and neurology businesses we have several products that are pending FDA approval. We also have efforts underway in each of our businesses to leverage our technologies for new applications. For example, we are attempting to expand the use of our HTC grids, an image enhancer for mammography X-rays, to general radiology.


     Our research and development expenses totaled $14.2 million in fiscal 1998, $18.5 million in fiscal 1999, $24.8 million in fiscal 2000, and $13.8 million in the first six months of 2001. We expect research and development expenses to increase in the future as we seek to enhance our existing products and develop additional products. As of September 30, 2001, we had 215 full-time employees engaged in research and development.


OUR SERVICES

     Our worldwide service organization is designed to provide a high level of customer satisfaction by providing all levels of support to our customers. Customer product support is achieved by offering many levels of support, beginning with full service contracts, parts only contracts, phone technical assistance and website technical assistance. In a similar manner, our training programs consist of high level seminars with continuing education accreditation, on site and factory operating training, and website or CD training materials. We believe that the consolidation of our many service organizations into one allows us to both improve efficiencies as well as improve our customer response time. With this consolidation we will be able to offer more comprehensive service programs to all of our customers resulting in higher revenue opportunities as well as improved customer satisfaction. Our service organization is responsible for monitoring the quality of our products and provides important feedback to manufacturing operations for continual product improvements.

SALES AND MARKETING


     We currently market our products in approximately 150 countries using a network of distributors, independent manufacturers' representatives and our own direct sales force. Our sales and marketing


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


strategy for our product lines differs based on the type of market and our assessment of how we can maximize our resources and make the greatest impact on the particular market. Our customers include hospitals, alternate care sites, clinical laboratories, private physicians and original equipment manufacturers. As of September 30, 2001 we had 412 full-time sales and marketing employees.



     We market our products in the United States through our field hospital sales organization of approximately 125 full-time sales representatives and, in some cases, through distributors. We believe this significant direct sales organization will enable us to increase sales of existing products as well as launch new products effectively. A number of our subsidiaries have entered into arrangements with several group purchasing organizations in the United States, including Premier, Inc., Novation LLC, HCA-- The Healthcare Company, Consorta, Inc. and Tenet Healthcare Corporation. Group purchasing organizations are associations of hospitals and other health care organizations that pool their purchasing power to negotiate more favorable terms. We believe that these arrangements provide us with the opportunity for increased market penetration without requiring significant additional sales and marketing resources.


     We market many of our products globally, including in most major European countries. A number of our subsidiaries, including Erich Jaeger and Nicolet Biomedical, maintain sales and marketing organizations in a number of foreign countries, including the United Kingdom, Austria, France, The Netherlands, Germany and Japan. We also use distributors to market our products in over 150 countries globally. We select our distributors based on their knowledge of the particular product and medical specialty.

     We have recently consolidated the international sales operations of our subsidiaries into a European group and an Asian and Latin America group. We expect these two consolidated sales groups will achieve greater geographic coverage with a more comprehensive portfolio of product offerings. We also expect to add incremental product lines to existing distribution channels and to extend our influence with local distribution partners.

     Our backlog was $59.1 million as of June 30, 2001, compared with a backlog of $61.2 million at the end of fiscal 2000 and a backlog of $58.0 million as of July 1, 2000. We include in our backlog only orders confirmed with a purchase order for products scheduled to be shipped within one year. Purchase orders included in our backlog may be subject to termination, revision or delay, and our backlog may not necessarily be a meaningful predictor of future results.

MANUFACTURING AND RAW MATERIALS


     We currently manufacture substantially all of our products at eleven facilities in the United States, with approximately 380,000 square feet of manufacturing space. We manufacture a small number of products at manufacturing facilities located in Europe. We anticipate reducing the number of our manufacturing facilities following the distribution in connection with our plan to restructure some of our operations. Our manufacturing processes are diverse and include, among other processes:


     - machining of surgical implant components, ventilator components and imaging equipment;

     - assembly and testing of purchased components in the case of ventilators, neurodiagnostic instruments and other electronic products;

     - assembly of surgical helmet systems;

     - manufacturing of polyurethane resins;

     - development of software programs for neurodiagnostic and pulmonary diagnostic systems and other electronics products; and

     - molding and clean room assembly of polyurethane feeding tubes.

We believe that our in-house manufacturing and assembly capabilities allow us to achieve high quality levels and significantly reduce our time to introduce products to market. The quality assurance groups at

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

each facility independently verify that product fabrication and inspection processes meet our specifications and applicable regulatory requirements.

     Our manufacturing facilities are subject to periodic inspection by regulatory authorities, including Quality System Regulation inspections conducted by the FDA and European Medical Device Directive compliance inspections conducted by ISO-authorized agencies. We believe that our facilities are in substantial compliance with current good manufacturing practice requirements set forth in the Quality System Regulations and the Medical Device Directive. Almost all of our manufacturing facilities are ISO 9001 certified, which means they meet the manufacturing requirements of the Medical Device Directive of the European Union. All of our principal products are qualified to bear the CE mark, which means that these products meet the necessary safety standards for marketing and sale in the European Union.

     We believe that we have a readily available supply of raw materials for all of our significant products from various sources, and we do not anticipate any difficulties in obtaining raw materials essential to our business. However, we purchase some components and raw materials, such as the raw materials for our medical grade polyurethanes and the beryllium copper strips included in our medical imaging components, from sole sources of supply. We believe that we have the ability to locate, over time, alternative sources of supply or to develop the internal capability to produce such components, if necessary.

INTELLECTUAL PROPERTY


     We pursue a policy of seeking patent protection of our technology, products and product improvements both in the United States and in selected foreign countries. As of September 30, 2001, we held 131 issued U.S. patents and 26 patents in foreign countries, which expire at various dates over the next 20 years. We also had approximately 22 pending U.S. patent applications and approximately 24 pending patent applications in foreign jurisdictions. We do not consider any patent or related group of patents to be of such importance that its expiration or termination would materially affect our business.


     We also rely on trade secrets and technological innovations to develop and maintain our competitive position. In an effort to protect our trade secrets, we generally require our employees, consultants and advisors to execute confidentiality and invention assignment agreements upon commencement of employment or consulting relationships with us.

     We have entered into a number of license and other arrangements under which we have obtained rights to manufacture and market some of our products or product candidates. For instance, a number of the therapeutic-based products that we are developing incorporate proprietary technologies that we have licensed from third parties. Under our existing licenses, we are subject to commercialization and development, sublicensing, royalty, insurance and other obligations. If we fail to comply with any of these requirements, or otherwise breach a license agreement, the licensor may have the right to terminate the license in whole or to terminate the exclusive nature of the license. In addition, upon the termination of the license, we may be required to license to the licensor any related intellectual property that we develop.

COMPETITION

     The respiratory care, neurocare and medical and surgical product markets are highly competitive. We compete with many companies ranging from small start-up enterprises to companies that are larger and more established than us, with access to significant financial resources and greater name recognition, research and development experience and regulatory, manufacturing and marketing capabilities. We compete in each of our markets primarily on the basis of reputation, product reliability and performance, product features and benefits, price and post-sale service and support. Although we believe that our products currently compete favorably with respect to these factors, we cannot assure you that we can maintain our competitive position against our current and potential competitors.

     Our respiratory care group competes with products from firms such as Siemens AG, Tyco Healthcare Group, Dragerwork AG and Respironics, Inc. The principal competitors of our neurocare group include

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


Bio-logic Systems Corporation, Shanghai Kohden Medical Instrument Corporation, formerly Nihen Koden Corporation, Teca-Oxford Instruments PLC and Excel Tech Ltd. The principal competitors of our medical and surgical group include the Ross Products Division of Abbott Laboratories, The Dow Chemical Company and Agilent Technologies Inc.


GOVERNMENT REGULATION

  UNITED STATES

     U.S. Food and Drug Administration

     In the United States, the testing, manufacture and sale of our products are subject to regulation by numerous governmental authorities, principally the FDA and corresponding state agencies. Pursuant to the Food, Drug, and Cosmetic Act, and the related regulations, the FDA regulates the preclinical and clinical testing, manufacture, labeling, distribution and promotion of medical devices, such as our products. If we do not comply with applicable requirements, we can be subject to, among other things:

     - fines;

     - injunctions;

     - civil penalties;

     - recall or seizure of products;

     - total or partial suspension of production;

     - refusal of the government to grant premarket clearance or premarket approval for devices;

     - withdrawal of marketing clearances or approvals; and

     - criminal prosecution.

     A medical device may be marketed in the United States only if (1) the FDA gives prior authorization, (2) the device is subject to a specific exemption or
(3) the device was marketed prior to May 28, 1976, the effective date of the Medical Device Amendments to the Food, Drug, and Cosmetic Act. Depending on the type of medical device, FDA authorization typically takes one of the following two forms:

     - Premarket clearance under section 510(k) of the Food, Drug, and Cosmetic Act. The FDA will generally grant a device 510(k) premarket clearance when an applicant submits information which establishes that a proposed device is substantially equivalent to a legally marketed device. For any devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness or constitute a major change in the intended use of the device, require new 510(k) submissions. We believe that it now usually takes from three to six months from the date of submission to obtain 510(k) clearance, although it can take substantially longer, depending on the device.

     - Premarket approval, or PMA. A PMA application requires an applicant to prove the safety and effectiveness of the device to the FDA. The process of obtaining PMA approval is expensive and uncertain. We believe that FDA approval usually takes from one to three years after filing, but it can take longer, depending on the device.

     The FDA classifies medical devices in the following three categories, according to the level of patient risk associated with a device.


     - Class I devices are non-critical products for which general regulatory controls are sufficient to provide reasonable assurance of safety and effectiveness. Most Class I devices are exempt from the requirement of 510(k) premarket clearance. The FDA must grant 510(k) premarket clearance prior to marketing a non-exempt Class I device in the United States.


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

     - Class II devices are devices for which general regulatory controls are insufficient to provide reasonable assurance of safety and effectiveness and which therefore need special regulatory controls such as compliance with FDA prescribed standards. The FDA must grant 510(k) premarket clearance prior to marketing a Class II device in the United States.

     - Class III devices are devices classified by the FDA as posing the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices that are not substantially equivalent to a legally marketed Class I or Class II device. The FDA generally must approve a PMA application prior to marketing a Class III device in the United States. Only one of our principal products, the 3100A HFOV high frequency oscillating ventilator, is a Class III device. The FDA has approved a premarket approval application for use of this product in children in acute respiratory failure with no upper weight limit.

     If human clinical trials of a device are required, whether to support a 510(k) or a PMA application, the sponsor of the trial, which is usually the manufacturer or the distributor of the device, must have an investigational device exemption, or IDE, before beginning human clinical trials. If a device presents a significant risk to the patient, the FDA must approve the sponsor's IDE application before the clinical trial may start. An IDE application for a significant risk device must be supported by data, typically including the results of animal and laboratory testing. If the IDE application is approved by the FDA and one or more appropriate Institutional Review Boards, or IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a nonsignificant risk to the patient, a sponsor may begin a clinical trial after obtaining approval for the study by the IRB at each clinical site without the need for FDA approval of an IDE application.

     The Food, Drug, and Cosmetic Act regulates our quality control and manufacturing procedures by requiring us to demonstrate and maintain compliance with the Quality System Regulation, or QSR, which sets forth the FDA's current good manufacturing practices requirements. These requirements include, among other things, that:

     - we use written procedures to control our product development and manufacturing process;

     - we validate, by extensive and detailed testing of every aspect of the process, our ability to produce devices which meet our manufacturing specifications;

     - we investigate any deficiencies in the manufacturing process or in the products produced; and

     - we maintain detailed record keeping.

     The FDA monitors compliance with the QSR and current good manufacturing practices requirements by conducting periodic inspections of manufacturing facilities. Violations of applicable regulations noted by the FDA during inspections of our manufacturing facilities could adversely affect the continued marketing of our products.

     The FDA enforces post-marketing controls that include the requirement to file medical device reports, or MDRs, when we become aware of information suggesting that any of our marketed products may have caused or contributed to a death, serious injury or serious illness. The FDA also requires the filing of an MDR when we become aware that any of our products has malfunctioned and that a recurrence of that malfunction would likely cause or contribute to a death, serious injury or serious illness. The FDA relies on MDRs to identify product problems and utilizes MDRs to determine whether it should exercise its enforcement powers.

     Other FDA requirements govern product labeling and prohibit a manufacturer from marketing an approved device for unapproved applications. If the FDA believes that a manufacturer is not in compliance with the law, it can institute an enforcement action against the manufacturer, its officers and employees.

     Other Regulations

     We are also subject to numerous federal, state and local laws relating to safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. In addition, some of our products, such as our wireless patient monitoring systems, transmit or receive information through radio signals and are, therefore, subject to regulation by the U.S. Federal Communications Commission.

  INTERNATIONAL

     We derive a significant portion of our revenue from sales of our products outside the United States. Sales of medical devices outside the United States are subject to foreign regulatory requirements that vary widely from country to country. These laws and regulations range from simple product registration requirements in some countries to complex clearance and production controls in others. As a result, the processes and time periods required to obtain foreign marketing approval may be longer or shorter than those necessary to obtain FDA approval or marketing clearance. These differences may affect the efficiency and timeliness of international market introduction of our products.


     We may not sell medical devices in European Union countries unless the devices bear the CE mark, a symbol of adherence to quality assurance standards and compliance with applicable regulatory requirements known as the European Directives. Almost all of our manufacturing facilities have received ISO 9001 certification, evidence of a quality system that meets the requirements of the Medical Device Directive, a European directive that prescribes safety standards for medical devices. Compliance with the Medical Device Directive is one of the prerequisites to CE mark certification of a medical device. As of September 30, 2001, all of our key respiratory care and neurocare products bore the CE mark.


     Unapproved medical devices manufactured in the United States may be distributed and sold outside the United States subject to FDA export requirements. An unapproved device that could be marketed under the FDA's 510(k) premarket notification requirements may be exported to another country without the FDA's permission if the device meets the specifications of a foreign purchaser, is not in conflict with the laws of the country to which it is exported, is marketed for export only and is not distributed in the United States. An unapproved device that is subject to PMA requirements may be exported after notification to the FDA if the device is approved for use by selected countries or regional regulatory authorities specified in the Food, Drug, and Cosmetic Act and if the device meets the specifications of a foreign purchaser, is not in conflict with the laws of the country to which it is exported, is marketed for export only and is not distributed in the United States. An unapproved device that is not approved by recognized countries may only be exported after a determination by the FDA that exportation is not contrary to the public health and that the device is approved in the country to which it is exported, meets the specifications of a foreign purchaser, is not in conflict with the laws of the country to which it is exported, is marketed for export only and is not distributed in the United States.

THIRD PARTY REIMBURSEMENT


     In the United States, healthcare providers that purchase medical devices generally rely on third party payors, such as Medicare, Medicaid, private health insurance plans and health maintenance organizations, to reimburse all or a portion of the cost of the devices. The Centers for Medicare and Medicaid Services of the U.S. Department of Health and Human Services, commonly referred to as CMS, funds and administers the Medicare program. CMS and the states jointly fund the Medicaid program, and the states administer the Medicaid program under general federal oversight. The competitive position of some of our products will depend, in part, upon the extent of coverage and adequate reimbursement for such products and for the procedures in which such products are used. Prices at which we seek reimbursement for our products can be subject to challenge by the government.


     The federal government and various state governments are currently considering proposals to reform the Medicare and Medicaid healthcare reimbursement system. We are unable to evaluate what legislation may be drafted and whether or when any such legislation will be enacted and implemented. Some of these proposals, if adopted, could have an adverse effect on our business, financial condition and results of operations.

     During the past several years, the major third party payors have substantially revised their reimbursement methodologies in an attempt to contain their healthcare reimbursement costs. Medicare reimbursement for inpatient hospital services is based on a fixed amount per admission based on the patient's specific diagnosis. As a result, any illness to be treated or procedure to be performed will be reimbursed only at a prescribed rate set by the government that is known in advance to the healthcare provider. If the treatment costs less, the provider keeps the overage; if it costs more, the provider cannot bill the patient for the difference. No separate payment is made in most cases for products such as our instrumentation when they are furnished or used in connection with inpatient care. Many private third party payors and some state Medicaid programs have also adopted similar prospective payment systems.

     Third party payors have recently increased their emphasis on managed care, which has led to an increased emphasis on the use of cost-effective medical devices by healthcare providers. In addition, through their purchasing power, these payors often seek discounts, price reductions or other incentives from medical products suppliers.

     Reimbursement and healthcare payment systems in international markets vary significantly by country and include both government sponsored healthcare and private insurance. We have received international reimbursement approvals for many of our products and plan to seek international reimbursement approvals for other products. In contrast to the United States, Europe is a highly fragmented market, with a large number of distinct and uniquely structured health care delivery and payment systems. European health care systems are beginning to confront the same fiscal pressures and limitations that characterize the United States health care system and are increasingly adopting many of the same cost and utilization control mechanisms. To the extent that any of our products are not entitled to reimbursement in any international market, market acceptance of such products in such international market would be adversely affected.

PRODUCT LIABILITY AND INSURANCE

     Our business entails the risk of product liability and product recall claims. Any claims of these types could have an adverse impact on us. We maintain general liability and commercial liability insurance policies which include coverage for product liability claims. We evaluate our insurance requirements on an ongoing basis to enable us to maintain an adequate level of coverage. However, product liability claims could exceed our insurance coverage limits and insurance may not be available on commercially reasonable terms or at all.

LEGAL PROCEEDINGS

  PULMONETIC SYSTEMS LITIGATION

     Our Bird Products subsidiary currently has lawsuits pending in the United States District Court for the Central District of California and in the Superior Court of California, County of Riverside, against Pulmonetic Systems, Inc. and a former employee, Douglas DeVries. On July 19, 1999, Bird Products commenced a lawsuit alleging patent infringement, misappropriation of trade secrets, breach of contract, unfair competition and wrongful interference with a business relationship in connection with the marketing by Pulmonetic of a mechanical ventilator that we believe is based on misappropriated trade secrets and infringes a patent related to our TBird Ventilator. On June 2, 2000, Bird Products commenced a second lawsuit against Pulmonetic Systems and Mr. DeVries alleging copyright infringement in connection with the alleged copying by Pulmonetic Systems of computer software programs and operating manuals associated with our TBird Ventilator. The suits were subsequently consolidated.

     The Court has entered partial summary judgment against Bird on its patent-infringement claim and on its breach-of-contract claims against Pulmonetic Systems, as well as having entered partial summary judgment against Bird on one of its two breach-of-contract claims against Mr. DeVries. The Court, however, has denied Mr. DeVries' motion for summary judgment on Bird's second breach-of-contract claim against him. In addition, in denying Bird's motion for a preliminary injunction, the Court stated that Bird had failed to show a reasonable likelihood of success on the merits. With respect to our remaining claims, we are seeking damages as well as injunctive and declaratory relief. The suit generally remains in discovery, which is expected to be completed in December 2001. Bird has filed a notice of appeal to the federal circuit with respect to its patent infringement claim. In connection with the same claim, Pulmonetic Systems has filed an application seeking costs and attorneys' fees of approximately $765,000.



     Both of the defendants in the suit have asserted counterclaims against Bird Products, as well as Bird Medical Technologies Inc., formerly the parent corporation of Bird Products, and Thermo Electron. Pulmonetics has alleged, among other things, trade libel, abuse of process, unfair competition and violations of antitrust laws. Mr. DeVries has asserted a breach-of-contract claim for damages of approximately $500,000 in connection with the alleged breach of an option contract with Bird Medical. Mr. DeVries also claims damages in excess of $10.0 million in connection with a claim for rescission of his assignment of intellectual property rights to Bird. In its counterclaim, Pulmonetic Systems is seeking actual damages of $2.0 million and punitive damages of $20.0 million. Bird Products, Bird Medical Technologies and Thermo Electron have moved to dismiss these counterclaims, and a hearing on the motion is scheduled for November 2001.



     On October 18, 2000, Bird Products commenced another lawsuit against Mr. DeVries, Pulmonetic Systems and other former employees and consultants of Bird Products in the Superior Court of California, County of Riverside, alleging breach of contract, misappropriation of trade secrets, unfair competition, breach of fiduciary duty, and usurpation of corporate opportunity. This suit seeks both injunctive relief and damages, but is currently stayed pending resolution of the federal lawsuit.



     We believe that our claims against Douglas DeVries, Pulmonetic Systems, and the other defendants are meritorious and that the defendants' claims against Bird Products, Bird Medical and Thermo Electron are without merit. We plan to pursue our claims in these cases vigorously and to defend vigorously against each claim asserted by the defendants. We cannot assure you that we will be successful in this litigation, and an adverse resolution of the claims made by the defendants could require the payment of substantial monetary damages. Through September 30, 2001, we had incurred $3.2 million in legal fees in connection with this litigation. Our involvement in this litigation may continue to entail the expenditure of significant financial and managerial resources.


  OTHER LITIGATION

     In addition to the foregoing, we are involved from time to time in litigation on various matters which are routine to the conduct of our business, including product liability claims. We believe that none of these actions, individually or in the aggregate, will have a material adverse effect on our financial position or results of operations.

PROPERTIES


     We own or lease 14 properties in the United States and lease 13 properties internationally, which generally consist of administrative and sales offices, manufacturing, assembly and distribution facilities and warehouse facilities. In the United States, we own facilities with an aggregate size of approximately 319,000 square feet, and we lease approximately 376,000 square feet of space. We have entered into a lease for approximately 69,000 square feet of space in Conshohocken, Pennsylvania for our corporate headquarters following the distribution. Internationally, we lease facilities with an aggregate size of approximately 135,000 square feet. We believe our current facilities will be sufficient to meet out needs for the foreseeable future and that additional space will be available at a reasonable cost to meet our needs in the future.

PERSONNEL


     We had 1,834 full-time employees at September 30, 2001, consisting of 1,449 employees based in the United States and 385 employees based outside of the United States.


     We have no collective bargaining agreements with our United States employees. Eight of our operating locations outside the United States have collective bargaining agreements and/or work counsel agreements covering approximately 330 employees.

                                THE DISTRIBUTION

BACKGROUND AND REASONS FOR THE DISTRIBUTION

  THERMO ELECTRON REORGANIZATION

     On January 31, 2000, Thermo Electron announced that its board of directors had authorized its management to proceed with a major reorganization of its operations. The reorganization reflects a significant change in strategic direction for Thermo Electron, in terms of both its business focus and its operating structure.

     - Until Thermo Electron adopted the reorganization plan, it had been engaged in operating and managing a diversified group of businesses. As a result of the reorganization, Thermo Electron today focuses primarily on its core instruments business.

     - Thermo Electron historically pursued a strategy of publicly offering minority interests in some of its subsidiaries. These subsidiaries, in turn, pursued the same strategy. Thermo Electron's management reevaluated the benefits and detriments of this corporate structure and concluded that Thermo Electron would benefit if it reorganized its instruments business under a single parent company without minority interests.

     The reorganization announced by Thermo Electron in January has three major components:

     - first, the acquisition of all of the minority interests in Thermo Electron's subsidiaries other than Kadant (including its publicly traded subsidiary) and Spectra-Physics;

     - second, the divestiture of all of Thermo Electron's non-instruments businesses; and

     - third, the spin-off of Kadant and Viasys through dividends to Thermo Electron's stockholders.

Thermo Electron has completed the first and second components of this reorganization. Thermo Electron completed its spin-off of Kadant in August 2001 and expects to complete its spin-off of Viasys, through the distribution contemplated by this information statement, in the second half of 2001.

  PURPOSE OF THE DISTRIBUTION


     On October 11, 2001, as part of its corporate reorganization, Thermo Electron announced the distribution on November 15, 2001 of all of our outstanding shares of common stock to stockholders of record of Thermo Electron on November 7, 2001. On the date of the distribution, each Thermo Electron stockholder of record on the record date will receive approximately 0.1428 shares of our common stock for each share of Thermo Electron common stock held by such stockholder on the record date. The actual number of shares to be delivered to a stockholder will depend on the number of Thermo Electron shares outstanding on the record date.


     Thermo Electron is effecting the distribution of our common stock for the following purposes:

     - Thermo Electron Reorganization. Management of Thermo Electron has determined that Thermo Electron should redefine itself as a focused instrument company without the distraction of managing unrelated business units, such as our company. The distribution will assist Thermo Electron in focusing on its core instruments business by spinning-off our biomedical business.

     - Need for Additional Capital. Thermo Electron estimates that our capital needs, combined with those of Thermo Electron and Kadant, exceed Thermo Electron's projected capital resources. Thermo Electron has determined that the most efficient way to meet these projected capital needs is for us and Kadant to raise our own additional capital, while Thermo Electron dedicates available cash and anticipated proceeds from the divestiture of its non-core business units to its instruments business.

     - Facilitating Our Future Financings. Thermo Electron has concluded that a public offering by us as an independent company would raise funds on better economic terms than could be raised through either an additional public offering of Thermo Electron common stock or a public offering of our common stock by us while we continue to be controlled by Thermo Electron. Thermo Electron also believes that its present organizational structure limits the ability of Thermo Electron and its subsidiaries, including our company, to fund future growth opportunities. We will only make a public offering of our common stock by means of a prospectus complying with the requirements of the Securities Act, and this information statement does not constitute an offer to sell, or a solicitation of an offer to buy, any shares of our common stock.

     - Facilitating Our Growth Strategy. We intend to grow our business through the development of new, high-value products, the enhancement and extension of market-leading product offerings, the expansion of sales channels, the achievement of synergies, and the acquisition of strategic businesses. In order to pursue acquisitions or invest significant capital in research and development, we, as a wholly owned subsidiary of Thermo Electron, have had to obtain the approval of Thermo Electron's management and compete with other Thermo Electron businesses for limited capital resources. As an independent company, with access to our own capital and without the involvement of Thermo Electron, we will be free to pursue our growth and acquisition strategies.

     - Attraction and Retention of Employees. Following the distribution, we and Thermo Electron each will have a continued need to recruit qualified managers. Due to the differences of the industries in which we and Thermo Electron compete, we and Thermo Electron believe that we each will be better able to attract qualified candidates because our respective businesses will be more focused and not part of a large diversified company. We and Thermo Electron each will be able to focus on our respective businesses, and we each will be able to reward our employees through incentive compensation and option plans that are tied more directly to the performance of our own business.

  DETERMINATION OF THE BOARD OF DIRECTORS OF THERMO ELECTRON TO SPIN-OFF VIASYS

     In authorizing the distribution, the board of directors of Thermo Electron considered a number of positive and negative factors, evaluated other options with respect to our business and consulted with its financial advisors, J.P. Morgan and The Beacon Group. The Thermo Electron board of directors ultimately concluded that the distribution would maximize the combined value of Thermo Electron and Viasys for Thermo Electron's stockholders.

     Positive Considerations. In authorizing the distribution, the board of directors of Thermo Electron considered the factors described above under "-- Purpose of the Distribution." Thermo Electron's board of directors also considered Thermo Electron's need to operate as a single company focused on its core instruments business. Our operational focus, customer profile and market dynamics were determined to be sufficiently dissimilar to Thermo Electron's core instruments business to render our company difficult to manage together with Thermo Electron's instruments business. The Thermo Electron board of directors also considered that we would possess sufficient scale and business fundamentals to operate as a stand-alone entity.

     Negative Considerations. Thermo Electron's board of directors also considered several negative factors in its evaluation of the distribution. For example, the board believed that we would need a new chief executive officer and a broader management team. The board also considered our need to establish stand-alone accounting and information systems and our size in comparison to some of our competitors. The board of directors of Thermo Electron also weighed the elimination of our revenues from Thermo Electron's combined financial statements.

     Alternatives to the Distribution. The board of directors of Thermo Electron considered several alternatives to the distribution. In particular, the board considered retaining us as a wholly owned subsidiary of Thermo Electron, but concluded that our operational focus, customer profile and market dynamics were sufficiently dissimilar to those of Thermo Electron's core instrument business to render it difficult for Thermo Electron to continue to manage our business following Thermo Electron's reorganization. In addition, the board considered a sale of our business, but concluded that the tax consequences of such a sale would result in less of a benefit to Thermo Electron's stockholders than a spin-off of our business.

MANNER OF EFFECTING THE DISTRIBUTION


     In connection with the distribution, we have entered into a distribution agreement and a tax matters agreement with Thermo Electron that set forth the general terms and conditions of the distribution. See "Our Relationship with Thermo Electron After the Distribution -- Distribution Agreement." We also have entered into a transition services agreement with Thermo Electron that will govern our relationship with Thermo Electron following the distribution. See "Our Relationship with Thermo Electron After The Distribution -- Transition Services Agreement."


  THE NUMBER OF SHARES YOU WILL RECEIVE


     Pursuant to the distribution agreement, for each share of Thermo Electron common stock that you own at 4 P.M., Eastern time, on November 7, 2001, the record date, you will be entitled to receive that number of shares of our common stock equal to the quotient obtained by dividing the number of shares of our common stock to be distributed in the spin-off by the total number of shares of Thermo Electron common stock outstanding at 4 P.M., Eastern time, on the record date. The following equation demonstrates the manner in which we will calculate the number of shares of our common stock you will be entitled to receive for each share of Thermo Electron common stock you hold:



Total number of our shares to be distributed in the            26,000,000
  spin-off
------------------------------------------------------        -----------
                                                          =                   =       0.1428
Total number of shares of Thermo Electron common stock        182,000,000
estimated to be outstanding as of 4 P.M., Eastern
time, on the record date



     Based on the number of shares of Thermo Electron common stock that we estimate will be outstanding as of 4 P.M., Eastern time, on November 7, 2001, you would be entitled to receive approximately 0.1428 of a share of our common stock for each share of Thermo Electron common stock you owned. The final ratio will be based on the actual number of Thermo Electron shares outstanding on the record date.


     You are not required to pay cash or any other consideration for the shares of our common stock that you receive in the distribution. You will not need to surrender or exchange certificates representing shares of Thermo Electron common stock in order to receive shares of our common stock. You will continue to own your shares of Thermo Electron common stock and, if you were a stockholder of record on the record date for the distribution, you will also receive shares of our common stock. The distribution will not otherwise change the number of, or the rights associated with, outstanding shares of Thermo Electron common stock.

     All shares of our common stock distributed to Thermo Electron stockholders in the distribution will be fully paid and nonassessable, and the holders thereof will not be entitled to preemptive rights. See "Description of Capital Stock."


  TRADING BETWEEN THE RECORD DATE AND DISTRIBUTION DATE



     During the period beginning approximately two business days prior to the record date and ending at the market close on the distribution date, there will be two markets in Thermo Electron common stock: a "regular way" market and an "ex-dividend" market. Shares that trade on the regular way market will trade with an entitlement to shares of our common stock distributed pursuant to the spin-off. Shares that trade on the ex-dividend market will trade without an entitlement to shares of our common stock distributed pursuant to the spin-off. Therefore, if you own shares of Thermo Electron common stock at 4 P.M., Eastern time, on the record date, and sell those shares on the regular way market prior to market close on the distribution date, you will also be trading the shares of our common stock that would have been distributed to you pursuant to the spin-off. If you sell those shares of Thermo Electron common stock on the ex-dividend market prior to the distribution date, you will still receive the shares of our common stock that were to be distributed to you pursuant to your ownership of the shares of Thermo Electron common stock.

     Furthermore, between the period beginning on or shortly before the record date and market close on the distribution date, a "when-issued trading" market in our common stock may develop. The when-issued trading market will be a market for shares of our common stock that will be distributed to Thermo Electron stockholders on the distribution date. If you own shares of Thermo Electron common stock at 4 P.M., Eastern time, on the record date, then you will be entitled to shares of our common stock distributed pursuant to the spin-off. You may trade this entitlement to shares of our common stock, without the shares of Thermo Electron common stock you own, on the when-issued trading market.


  WHEN AND HOW YOU WILL RECEIVE THE DIVIDEND


     Thermo Electron will distribute the dividend after market close on the distribution date by releasing its shares of our common stock to be distributed in the spin-off to American Stock Transfer & Trust Company, our transfer agent and the distribution agent for the spin-off. As of 4 P.M., Eastern time, on November 15, 2001, the distribution agent will cause the shares of our common stock to which you are entitled to be registered in your name. As of that time, you will become the record holder of that number of shares of our common stock.


     The distribution agent will not deliver any fractional shares of our common stock in connection with the spin-off. Instead, the distribution agent will aggregate all fractional shares and sell them on behalf of those holders who otherwise would be entitled to receive a fractional share. Such holders will then receive a cash payment in the amount of their pro rata share of the total net proceeds of that sale.


     You will receive stock certificates representing your whole shares of our common stock from the distribution agent. The distribution agent will begin mailing stock certificates representing your whole shares of our common stock on or promptly after November 15, 2001. Your check for any cash that you may be entitled to receive instead of fractional shares of our common stock will follow separately. We currently estimate that it will take about two weeks from the distribution date for the distribution agent to complete these mailings. No interest will accrue on the amount of any payment made in lieu of the issuance of a fractional share.


ACCOUNTING TREATMENT OF THE DISTRIBUTION

     The distribution will be treated for accounting purposes as a payment of a dividend of shares of our common stock to stockholders of Thermo Electron in the period in which the distribution is consummated.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

     Thermo Electron has received a favorable private letter ruling from the IRS substantially to the effect that, among other things, the distribution will qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code. The following is a list of the material U.S. federal income tax consequences of the distribution.

     - Thermo Electron stockholders will not recognize gain or loss upon the receipt of our common stock in the distribution, except that a Thermo Electron stockholder will recognize gain or loss to the extent any cash received in lieu of a fractional share of our common stock is greater or less than, as applicable, the stockholder's basis in the fractional share.

     - Neither we nor Thermo Electron will recognize gain or loss upon the distribution.

     - The aggregate tax basis of the Thermo Electron common stock and our common stock (including any fractional shares for which cash is received) in the hands of each Thermo Electron stockholder after the distribution will equal the aggregate tax basis of the Thermo Electron common stock held immediately before the distribution. Applicable treasury regulations require that the tax basis of the Thermo Electron common stock and our common stock (including any fractional shares for which cash is received) in the hands of each Thermo Electron stockholder be allocated in proportion to fair market value at the time of the distribution.

     - Assuming that a holder's Thermo Electron common stock is held as a capital asset, the holding period for the shares of our common stock received in the distribution by the holder will include the holding period of the Thermo Electron common stock upon which the distribution will be made.

     Although the distribution will be tax-free as of the distribution date, the occurrence of various actions or events following the distribution could render the distribution taxable to us, Thermo Electron and stockholders of Thermo Electron who receive shares of our common stock in the distribution. The events that could cause the distribution to become taxable to Thermo Electron and/or its stockholders retroactively include:

     - our transfer of a material portion of our assets outside of the ordinary course of business;

     - Thermo Electron's transfer of a material portion of its assets outside of the ordinary course of business;

     - the liquidation of our company or Thermo Electron, or the merger of our company or Thermo Electron with or into another corporation;

     - our discontinuance of a material portion of our historical business activities;

     - Thermo Electron's discontinuance of a material portion of its historical business activities;

     - the conversion, redemption or exchange of shares of our common stock received in the distribution into or for any other stock, security, property or cash;

     - transfers of our common stock or Thermo Electron common stock in amounts sufficient to cause the historic stockholders of Thermo Electron not to be considered to have maintained sufficient continuity of proprietary interest in our company, Thermo Electron or both; and

     - our failure to conduct a public offering of 10% to 20% of our common stock within one year after the distribution in accordance with our representation to the IRS.

As of the date of this information statement, neither we nor Thermo Electron has any plans to take any of the foregoing actions.

     If the distribution of our shares becomes taxable as a result of one of any of the foregoing actions, then:

     - The group of corporations with which we and Thermo Electron currently file consolidated federal income tax returns would recognize a corporate-level taxable gain. This gain generally would equal the amount by which the fair market value of the shares of our common stock distributed in the distribution exceeded Thermo Electron's basis in those shares.

     - Under applicable law, we and Thermo Electron each would be severally liable for the corporate-level tax on such gain.

     - Each holder of Thermo Electron common stock who received shares of our common stock in the distribution would be treated as having received a taxable dividend in an amount equal to the fair market value of the shares of our common stock received.

     In addition, the acquisition of 50% or more of the stock of Thermo Electron or of our company, by vote or value, pursuant to a plan that contemplated both the acquisition and the distribution would cause the distribution to become fully taxable to Thermo Electron, but not its stockholders. For this purpose, most acquisitions of stock within the four-year period beginning two years prior to the distribution will be presumed to have been undertaken pursuant to such a plan.

     Under the tax matters agreement, we have agreed to indemnify Thermo Electron, but not the stockholders of Thermo Electron, against liability for taxes resulting from (a) the conduct of our business following the distribution or (b) the failure of the distribution to Thermo Electron stockholders of shares of our common stock or of Kadant common stock to continue to qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code as a result of some actions that we take (or fail to take) following the distribution. Thermo Electron has agreed to indemnify us against taxes resulting from the conduct of Thermo Electron's business prior to and following the distribution or from the failure of the distribution of shares of our common stock to the Thermo Electron stockholders to continue to qualify as a tax-free spin-off under Section 355 of the Internal Revenue Code other than as a result of actions that we may take (or fail to take) following the distribution. If any of our post-distribution activities causes the distribution to become taxable, we could incur significant liability to Thermo Electron and/or various taxing authorities, which could adversely affect our results of operations, financial position and cash flows.

     YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE DISTRIBUTION TO YOU, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS. IN ADDITION, YOU SHOULD FILE WITH THE IRS THE FORM OF INFORMATION STATEMENT ANNEXED HERETO AS ANNEX A WITH THE TAX RETURN COVERING THE PERIOD IN WHICH THE DISTRIBUTION OCCURS.

STOCK PLANS AND RESTRICTED STOCK AND STOCK OPTION GRANTS


     We have adopted an equity incentive plan and have reserved 4,680,000 shares of our common stock for issuance to our employees, officers, directors, consultants and advisors under this plan. We have granted options to purchase an aggregate of 3,254,550 shares of our common stock under our equity incentive plan. In addition, we expect to grant, at or shortly before the time of the distribution, options under our equity incentive plan to purchase up to an aggregate of 35,750 shares of our common stock. In addition, at or about the time of distribution, we anticipate making a restricted stock grant to William Ross, our executive vice president and chief operating officer, of shares of our common stock under our equity incentive plan in an amount equal to $225,000 divided by the fair market value of our common stock at the time of the distribution. We also have adopted an employee stock purchase plan, under which we have reserved an aggregate of 650,000 shares, and a directors' deferred compensation plan, under which we have reserved an aggregate of 25,000 shares.


TREATMENT OF THERMO ELECTRON OPTIONS HELD BY OUR EMPLOYEES

     On the distribution date, all unexercised options for Thermo Electron common stock, whether vested or unvested, held by our employees will be converted into options to purchase shares of our common stock. In order to determine the number of shares and the exercise price of options to purchase our common stock to be issued in lieu of Thermo Electron options, we will first calculate a conversion ratio by dividing the closing market price per share of Thermo Electron common stock on the distribution date by the opening market price per share of Viasys common stock on the day after the distribution. To calculate the number of shares of Viasys stock to be covered by the options, we will multiply the conversion ratio by the number of shares of Thermo Electron common stock previously covered by the options held. To calculate the exercise price for the Viasys options, we will divide the original exercise price of the Thermo Electron options by the conversion ratio.


     The resulting options for our common stock will maintain the original vesting provisions and option periods. As of September 30, 2001, our employees held options covering an aggregate of 367,581 shares of Thermo Electron common stock. We do not currently know how many of our options we will issue upon the assumption of Thermo Electron options because, among other things, we will not know some of the conversion formula components until the day after the distribution date.


TREATMENT OF THERMO ELECTRON RESTRICTED STOCK

     Thermo Electron has granted four of our employees, including William Ross and Gerald Brew, awards of restricted shares of Thermo Electron common stock that are subject to forfeiture, in whole or in part, if employment terminates prior to three years from the date of grant. At the time of the distribution, we will exchange these shares of Thermo Electron restricted stock for restricted shares of our common stock with the same vesting provisions. In order to determine the number of shares of our restricted stock that we will issue in lieu of Thermo Electron restricted stock, we will first calculate a conversion ratio by dividing the closing market price per share of Thermo Electron common stock on the distribution date by the opening market price per share of Viasys common stock on the day after the distribution. To calculate the number of shares of Viasys restricted stock to be issued, we will multiply the conversion ratio by the number of shares of Thermo Electron restricted stock previously held. We do not currently know how many Viasys restricted shares we will issue upon the assumption of Thermo Electron restricted stock because, among other things, we will not know the conversion formula components until the day after the distribution date.

          OUR RELATIONSHIP WITH THERMO ELECTRON AFTER THE DISTRIBUTION

     In connection with the distribution, we and Thermo Electron have entered into a distribution agreement and a transition services agreement, the material terms of which are summarized below. In addition, we have entered into a tax matters agreement, the material terms of which are summarized below under the caption "The Distribution -- Material U.S. Federal Income Tax Consequences of the Distribution."

DISTRIBUTION AGREEMENT

     The distribution agreement provides for, among other things:

     - the principal corporate transactions required to effect the distribution, including the preparation of a registration statement registering our common stock and associated preferred stock purchase rights under the Securities Exchange Act;

     - the conditions to effecting the distribution; and

     - other arrangements governing the relationship between us and Thermo Electron with respect to and resulting from the distribution.

     The distribution agreement provides for cross-indemnification designed principally to place financial responsibility for the liabilities of our business with us and financial responsibility for the liabilities of Thermo Electron's business with Thermo Electron. The distribution agreement also provides for cross-indemnities in respect of liabilities under the Securities Exchange Act relating to the registration of our common stock.

TRANSITION SERVICES AGREEMENT


     The transition services agreement provides that Thermo Electron's corporate staff will provide us with routine administrative services, including corporate record keeping, legal, treasury, employee benefit, internal audit, executive compensation, real estate and information systems services until December 31, 2001, accounting and securities compliance services until March 31, 2002, tax related services until April 30, 2002 and insurance and risk management services until June 30, 2002. Thermo Electron will provide us with these routine services at a level and in a manner consistent with the services that Thermo Electron provided to us prior to the distribution. In return for these routine administrative services, we will pay Thermo Electron a fee equal to 0.6% of our consolidated revenues for the fourth fiscal quarter of 2001, 0.4% for the first fiscal quarter of 2002 and 0.1% for the second fiscal quarter of 2002, plus out-of-pocket and third party expenses. We and Thermo Electron believe that this fee arrangement reflects an arms-length, fair market valuation of the services that Thermo Electron will provide us under this agreement.


     In addition to routine administrative services, the transition services agreement provides that Thermo Electron, in its discretion, may also provide us with additional services specifically requested by us, such as acquisition and offering support services, on terms that we and Thermo Electron mutually agree upon. We expect that these terms will include fees that are comparable to the fees Thermo Electron charged us and its other subsidiaries for similar services prior to the distribution, plus out-of-pocket and third party expenses. Thermo Electron's determination of whether a service is an additional service to be provided at additional cost is binding on both parties unless made in bad faith.

                    LISTING AND TRADING OF OUR COMMON STOCK

     Thermo Electron presently owns all of the outstanding shares of our common stock. No trading prices are available with respect to such shares. Neither we nor Thermo Electron can assure you as to the trading price of our common stock or Thermo Electron's common stock after the distribution or as to whether their initial combined price will be higher or lower than the price of Thermo Electron common stock prior to the distribution.


     After the distribution, 26,000,000 shares of our common stock will be issued and outstanding. We have granted options to purchase an aggregate of 3,254,550 shares of our common stock under our equity incentive plan. We expect to grant, on or shortly before the time of the distribution, options under our equity incentive plan to purchase an aggregate of 35,750 shares of our common stock. In addition, on or shortly before the distribution, we expect to grant restricted shares of our common stock to one of our officers in an amount equal to $225,000 divided by the fair market value of our common stock at the time of the distribution.



     The New York Stock Exchange has approved our common stock for listing under the symbol "VAS." Based on the number of holders of Thermo Electron common stock of record as of October 18, 2001, we expect to have approximately 13,000 stockholders of record on the date of the distribution.


     The New York Stock Exchange has also approved our preferred stock purchase rights for listing. Initially, these preferred stock purchase rights will attach to and trade with our common stock. See "Description of Capital
Stock -- Stockholder Rights Plan" for a description of our preferred stock purchase rights.

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

     An active trading market in our common stock may not develop. If a market does develop, we cannot predict the prices at which our common stock will trade. A "when-issued" trading market in our common stock may develop on or shortly before the record date for the distribution. A "when-issued" trading market occurs when trading in shares begins prior to the time stock certificates are actually available or issued.

     Shares of our common stock distributed to Thermo Electron stockholders will be freely transferable, except for shares received by persons who may be deemed to be our "affiliates" under the Securities Act. Persons who may be deemed to be our affiliates after the distribution generally may include individuals or entities that control, are controlled by, or are under common control with us, and will include our directors and executive officers. Our affiliates generally may only resell the shares of our common stock held by them:

     - in compliance with the applicable provisions of Rule 144 under the Securities Act;

     - under an effective registration statement under the Securities Act; or

     - pursuant to an exemption from the registration requirements of the Securities Act.

     Under Rule 144, an affiliate may sell, within any three-month period, a number of shares of our common stock that does not exceed the greater of:


     - 1% of the then-outstanding shares of our common stock (260,000 shares immediately after the distribution) or


     - the average weekly trading volume of our common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144,

provided, in either case, applicable requirements concerning availability of public information, manner of sale and notice of sale are satisfied.


     Upon consummation of the distribution, our affiliates will hold 5,256 shares of our common stock. Prior to the distribution, we plan to file with the SEC one or more registration statements on Form S-8 to register under the Securities Act the 5,355,000 shares of our common stock that we have reserved for issuance under our equity incentive plan, employee stock purchase plan and directors' deferred compensation plan.

                                 CAPITALIZATION


     The following table sets forth our short-term obligations and capitalization as of June 30, 2001, after giving effect to a 13,332-for-one stock split in August 2001 and a one-for-1.5384615 reverse split of all of our outstanding shares of common stock effected in October 2001. This table should be read in conjunction with the consolidated financial statements of related notes included elsewhere in this information statement.



                                                              JUNE 30, 2001
                                                              --------------
                                                              (IN THOUSANDS)
Short-term obligations......................................     $ 33,306
                                                                 ========
Shareholder's investment:
  Common stock, $.01 par value, 100,000,000 shares
     authorized,
     26,000,000 shares issued and outstanding...............     $    260
  Capital in excess of par value............................      262,095
  Retained earnings.........................................       25,757
  Accumulated other comprehensive items.....................       (2,780)
                                                                 --------
          Total capitalization..............................     $285,332
                                                                 ========


     The above information excludes:


     - shares issuable upon the exercise of options that we have granted and anticipate granting under our equity incentive plan;


     - shares issuable upon the exercise of options that currently are exercisable for Thermo Electron common stock but will become exercisable for our common stock effective on the distribution date;

     - restricted shares of our common stock that we anticipate issuing under our equity incentive plan as of the distribution date to our employees in exchange for their restricted shares of Thermo Electron common stock;


     - restricted shares of our common stock that we anticipate awarding under our equity incentive plan at or shortly before the time of the distribution; and



     - additional shares of common stock that we have reserved for issuance under our stock plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below as of January 1, 2000 and December 30, 2000 and for the fiscal years ended January 2, 1999, January 1, 2000 and December 30, 2000 have been derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants, included elsewhere in this information statement. The selected consolidated financial data as of January 3, 1998 and January 2, 1999 and for the fiscal year ended January 3, 1998 have been derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, independent accountants, not included in this information statement. The selected consolidated financial data as of and for the fiscal year ended December 28, 1996 have been derived from our unaudited consolidated financial statements not included in this information statement. The selected consolidated financial data as of and for the six months ended July 1, 2000 and June 30, 2001 have been derived from our unaudited consolidated financial statements included elsewhere in this information statement. The selected consolidated financial data as of and for the fiscal year ended December 28, 1996 and the six months ended July 1, 2000 and June 30, 2001 have not been audited but, in the opinion of our management, include all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly such information in accordance with generally accepted accounting principles applied on a consistent basis. The results of operations for the six months ended June 30, 2001 are not necessarily indicative of results for the entire fiscal year. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements included elsewhere in this information statement.

     We acquired Medical Data Electronics in July 1996, Nicolet Vascular in August 1997, Bear Medical Systems in October 1997, Grason-Stadler in November 1998 and Erich Jaeger in July 1999. The consolidated financial data below reflect the financial data of each acquired company beginning as of the date of its acquisition. Operating results for fiscal 1996 reflect $12.7 million of unusual costs to write-off intangible assets in the medical and surgical products segment and $12.0 million of other restructuring costs, primarily associated with the respiratory care segment's acquisition of SensorMedics.

                                                 FISCAL YEAR ENDED                      SIX MONTHS ENDED
                                ----------------------------------------------------   -------------------
                                DEC. 28,   JAN. 3,    JAN. 2,    JAN. 1,    DEC. 30,   JULY 1,    JUNE 30,
                                  1996       1998       1999       2000       2000       2000       2001
                                --------   --------   --------   --------   --------   --------   --------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
Revenues......................  $222,675   $267,464   $306,363   $358,553   $345,428   $176,482   $177,290
                                --------   --------   --------   --------   --------   --------   --------
Costs and operating expenses:
  Cost of revenues............   112,869    134,542    158,572    186,444    180,494     90,755     94,112
  Selling, general and
    administrative expenses...    76,299     83,261     89,628    102,780    102,052     50,317     53,036
  Research and development
    expenses..................    12,018     11,869     14,188     18,519     24,791     11,509     13,758
  Restructuring and other
    unusual costs (income),
    net.......................    24,764     (1,259)       788         --      1,964      1,016      1,124
                                --------   --------   --------   --------   --------   --------   --------
                                 225,950    228,413    263,176    307,743    309,301    153,597    162,030
                                --------   --------   --------   --------   --------   --------   --------
Operating income (loss).......    (3,275)    39,051     43,187     50,810     36,127     22,885     15,260
Interest income...............        22          3         85        275        106         86         60
Interest expense..............    (1,470)    (1,477)      (981)    (1,410)    (2,066)      (985)      (980)
Other income (expense), net...      (574)        --         --        437       (393)       (68)      (134)
                                --------   --------   --------   --------   --------   --------   --------
Income (loss) before income
  taxes and minority
  interest....................    (5,297)    37,577     42,291     50,112     33,774     21,918     14,206
Income tax (provision)
  benefit.....................     1,263    (15,482)   (17,198)   (20,686)   (14,690)    (8,741)    (5,967)
Minority interest (expense)
  income......................     4,119       (892)      (759)      (576)      (191)      (191)        --
                                --------   --------   --------   --------   --------   --------   --------
Net income....................  $     85   $ 21,203   $ 24,334   $ 28,850   $ 18,893   $ 12,986   $  8,239
                                ========   ========   ========   ========   ========   ========   ========
Basic and diluted earnings per
  share.......................  $     --   $    .82   $    .94   $   1.11   $    .73   $    .50   $    .32
                                ========   ========   ========   ========   ========   ========   ========
Basic and diluted weighted
  average shares..............    26,000     26,000     26,000     26,000     26,000     26,000     26,000
                                ========   ========   ========   ========   ========   ========   ========



                                DEC. 28,   JAN. 3,    JAN. 2,    JAN. 1,    DEC. 30,              JUNE 30,
                                  1996       1998       1999       2000       2000                  2001
                                --------   --------   --------   --------   --------              --------
BALANCE SHEET DATA:
Cash and cash equivalents.....  $    332   $  1,814   $  2,398   $  3,012   $ 12,611              $  4,916
Working capital...............    50,075     64,616     67,216     49,964     68,229                72,189
Total assets..................   249,805    312,268    320,344    380,109    390,351               382,286
Short-term obligations........     9,516      9,845     11,212     38,916     42,368                33,306
Long-term obligations.........    21,290      8,651         --         --         --                    --
Minority interest.............     6,995      7,887      8,646      9,222         --                    --
Shareholder's investment......   168,322    226,892    249,271    255,431    285,490               285,332
OTHER FINANCIAL DATA:
Book value per share..........  $   6.47   $   8.73   $   9.59   $   9.82   $  10.98              $  10.97
Cash dividends................        --         --         --         --         --                    --

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with our consolidated financial statements and related notes included elsewhere in this information statement. Our fiscal year ends on the Saturday nearest December 31, and each of our fiscal quarters ends on the Saturday nearest the final day of a calendar quarter. The following discussion contains forward-looking statements. Please see "Forward-Looking Statements" for a discussion of uncertainties, risks and assumptions associated with these statements.

OVERVIEW

     We design, manufacture, market and service a variety of medical and surgical devices, instruments and other products for use in delivering a range of healthcare services. We were incorporated in Delaware in August 1995 as a wholly owned subsidiary of Thermo Electron. We were formed from a number of businesses that had been acquired by Thermo Electron, including Bird Medical Technologies, Bear Medical Systems and Nicolet Biomedical. In the third fiscal quarter of 2000, Thermo Electron reallocated a number of subsidiaries and operating divisions among Thermo Electron and some of its subsidiaries, including our company. These transactions included Thermo Electron's transfer to us of its Corpak, Erich Jaeger and Tecomet subsidiaries and substantially all of the assets and related liabilities of its Thermedics Polymer Products division. The effect of these transactions was to transfer to us all of the assets and subsidiaries of Thermo Electron, other than those previously owned by us, that comprise our respiratory care, neurocare and medical and surgical products businesses.

     We report our operations in three segments: respiratory care, neurocare and medical and surgical products. The respiratory care segment designs, manufactures and markets a variety of medical devices for the diagnosis and treatment of respiratory-related disorders. The neurocare segment designs, manufactures and markets a comprehensive line of neurodiagnostic systems. The medical and surgical products segment designs, manufactures and markets critical care disposable devices, a line of wireless patient monitoring systems and specialty products and materials for sale to original equipment manufacturers.

     The following table shows the revenues contributed by each of our operating segments, expressed in absolute dollars (in thousands) and as percentages of total revenues for the periods presented:

                                          FISCAL YEAR ENDED                          SIX MONTHS ENDED
                           ------------------------------------------------   -------------------------------
                             JANUARY 2,       JANUARY 1,      DECEMBER 30,       JULY 1,          JUNE 30,
OPERATING SEGMENT               1999             2000             2000             2000             2001
-----------------          --------------   --------------   --------------   --------------   --------------
Respiratory care........   $149,813    49%  $184,371    51%  $172,553    50%  $ 86,766    49%  $ 89,871    51%
Neurocare...............     70,088    23     91,624    26     90,902    26     47,541    27     42,012    24
Medical and surgical
  products..............     86,462    28     82,558    23     81,973    24     42,175    24     45,407    25
                           --------   ---   --------   ---   --------   ---   --------   ---   --------   ---
         Totals.........   $306,363   100%  $358,553   100%  $345,428   100%  $176,482   100%  $177,290   100%
                           ========   ===   ========   ===   ========   ===   ========   ===   ========   ===

  REVENUES

     We derive revenues primarily from the sale of products, and to a lesser extent the provision of services, in our three operating segments. Prior to fiscal 2000, we generally recognized revenues when title transferred, except where complex installation was required, in which instances revenue was recognized upon completion of installation. Effective January 2, 2000, we adopted SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." Under SAB No. 101, revenues for products that require installation for which the installation either is essential to functionality or is not deemed inconsequential or perfunctory are recognized upon completion of installation. Revenues for products sold where installation is not essential to functionality and is deemed inconsequential or perfunctory are recognized upon transfer of title with estimated installation costs accrued. As our revenues were not materially affected by the adoption of SAB No. 101, we recorded no cumulative effect of the change in accounting principle for periods prior to fiscal 2000. We provide a reserve for our estimate of installation and warranty costs at the time of shipment.

     We recognize revenues from service contracts ratably over the terms of the contracts. Our service revenues are derived from parts and supplies, in-house and field repairs, service contracts and customer education.

     Export revenues accounted for 27% of our total revenues in fiscal 1998, 24% of our total revenues in fiscal 1999 and 23% of our total revenues in fiscal 2000. Revenues from countries outside the United States, based on selling location, accounted for 5% of our total revenues in fiscal 1998, 10% of our total revenues in fiscal 1999 and 12% of our total revenues in fiscal 2000.

  COSTS AND OPERATING EXPENSES

     Our cost of revenues consists primarily of manufacturing overhead, materials, parts and labor. Our selling, general and administrative expenses and research and development expenses consist primarily of salaries, commissions, benefits, amortization and other expenses in support of these activities.

     In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," we expense software development costs as incurred until technological feasibility has been established. We believe that, under our current process for developing software, the software is essentially completed concurrently with the establishment of technological feasibility, and accordingly no software development costs have been capitalized except for software recorded in connection with an acquisition.

     We focus our research, development and marketing activities on growth segments of the healthcare industry. We estimate that the global demand for respiratory care equipment and disposables is growing at an annual rate of 10% and that the neurocare market is growing at an annual rate of 8%. We are seeking to capitalize on our research, development and marketing expertise and our relationships with physicians and other medical caregivers in the respiratory care and neurocare markets to expand our business into high-value opportunities, including therapy and information-based products. In addition to developing new products, we are working to enhance and extend our existing product lines and to develop next-generation products to broaden our existing respiratory care, neurocare and medical and surgical product offerings.

     We are party to a corporate services arrangement with Thermo Electron under which Thermo Electron's corporate staff provides routine administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management and certain financial and other services, for which we have paid Thermo Electron annually an amount equal to 0.8% of our revenues. For these services we paid $2.8 million in fiscal 2000, $2.9 million in fiscal 1999 and $2.5 million in fiscal 1998. These amounts were recorded as selling, general and administrative expenses. For additional items such as employee benefit plans, insurance coverage and other identifiable costs, Thermo Electron has charged us based upon costs attributable to our company.


     In connection with the distribution, we have entered into a transition services agreement under which Thermo Electron's corporate staff will continue to provide us with routine administrative services following the distribution. Thermo Electron will provide us with these services at a level and in a manner consistent with the services that Thermo Electron provided to us prior to the distribution. In return, we will pay Thermo Electron a fee equal to 0.6% of our consolidated revenues for the fourth quarter of 2001, 0.4% for the first quarter of 2002 and 0.1% for the second quarter of 2002, plus out-of-pocket and third party expenses. The transition services agreement provides that Thermo Electron's corporate staff will provide us with corporate record keeping, legal, treasury, employee benefit, internal audit, executive compensation, real estate and information systems services until December 31, 2001, accounting and securities compliance services until March 31, 2002, tax related services until April 30, 2002 and risk management services until June 30, 2002. The transition services agreement provides that Thermo Electron, in its discretion, may also provide us with additional services specifically requested by us, such as acquisition and offering support services, on terms upon which we and Thermo Electron mutually agree.

RESULTS OF OPERATIONS

     The following table sets forth line items from our consolidated statements of income as percentages of total revenues for the periods indicated:

                                                            FISCAL YEAR ENDED          SIX MONTHS ENDED
                                                       ----------------------------   ------------------
                                                       JAN. 2,   JAN. 1,   DEC. 30,   JULY 1,   JUNE 30,
                                                        1999      2000       2000      2000       2001
                                                       -------   -------   --------   -------   --------
Revenues.............................................    100%      100%      100%       100%      100%
                                                         ---       ---       ---        ---       ---
Costs and operating expenses:
  Cost of revenues...................................     52        52        52         51        53
  Selling, general and administrative expenses.......     29        29        30         28        30
  Research and development expenses..................      5         5         7          7         7
  Restructuring and other unusual costs (income),
     net.............................................     --        --         1          1         1
                                                         ---       ---       ---        ---       ---
                                                          86        86        90         87        91
                                                         ---       ---       ---        ---       ---
Operating income.....................................     14        14        10         13         9
Other expenses, net..................................     --        --        (1)        (1)       (1)
Provision for income taxes...........................     (6)       (6)       (4)        (5)       (3)
                                                         ---       ---       ---        ---       ---
Net income...........................................      8%        8%        5%         7%        5%
                                                         ===       ===       ===        ===       ===

  FIRST SIX MONTHS ENDED JUNE 30, 2001 COMPARED WITH FIRST SIX MONTHS ENDED JULY 1, 2000

     Revenues. Revenues increased slightly to $177.3 million in the first six months of 2001 from $176.5 million in the first six months of 2000. Increases in revenues of $3.2 million in the medical and surgical products segment and $3.1 million in the respiratory care segment were offset by a decrease in revenues of $5.5 million in the neurocare segment. We estimate that approximately $6.0 million of our revenues in the first six months of 2000 were attributable to demand for year 2000 compliant products that we were unable to ship in fiscal 1999, including $1.5 million in the respiratory care segment and $4.5 million in the neurocare segment.

     Revenues in the respiratory care segment increased 4% to $89.9 million in the first six months of 2001 from $86.8 million in the first six months of 2000. Revenues increased primarily due to increased international demand for ventilation products. Backlog for this segment increased 12% to $29.1 million at June 30, 2001 from $26.0 million at December 30, 2000, primarily due to the increased demand described above. The segment's backlog at July 1, 2000 totaled $27.9 million.

     Revenues in the neurocare segment decreased 12% to $42.0 million in the first six months of 2001 from $47.5 million in the first six months of 2000, primarily due to the completion of shipments in the first six months of 2000 of year 2000 compliant products that had been ordered in fiscal 1999. Backlog for this segment decreased 18% to $14.3 million at June 30, 2001 from $17.5 million at December 30, 2000 due to cyclical order patterns. The segment's backlog at July 1, 2000 totaled $13.3 million.

     Revenues in the medical and surgical products segment increased 8% to $45.4 million in the first six months of 2001 from $42.2 million in the first six months of 2000. The increase in revenues resulted primarily from the sale of precision metal components including the introduction in late 2000 of a new artificial joint replacement product for use in knee surgery. The increase in revenues also resulted from demand for polyurethane products including film for use in the manufacture of secure glass for adverse weather conditions and security applications. Backlog for this segment decreased 11% to $15.7 million at June 30, 2001 from $17.7 million at December 30, 2000, primarily due to a slowdown in orders for precision metal components from a major customer and ongoing lower demand for wireless patient monitoring equipment. The segment's backlog at July 1, 2000 totaled $16.7 million.

     Our total backlog decreased 3% to $59.1 million at June 30, 2001 from $61.2 million at December 30, 2000 due to the reasons discussed above. Our total backlog was $58.0 million at July 1, 2000.

     Costs and Gross Margin. Our gross margin decreased to 47% in the first six months of 2001 from 49% in the first six months of 2000. A decrease in margin occurred among all three of our segments but the lower consolidated margin was primarily due to a 3.2% decrease in the neurocare segment's margin and a 2.2% decrease in the medical and surgical products segment's margin. The gross margin in the neurocare segment decreased due to increased sales of products through third-party distributorships, which carry lower margins, and a smaller contribution towards fixed costs as a result of lower sales. The gross margin in the medical and surgical products segment decreased due in part to pricing pressures from a large customer for precision metal components. The gross margin in the respiratory care segment decreased slightly due to a change in product mix to lower-margin ventilation products that were sold as part of orders from large international customers.

     Selling, general and administrative. Selling, general and administrative expenses as a percentage of revenues increased to 30% in the first six months of 2001 from 29% in the first six months of 2000. Selling, general and administrative expenses as a percentage of revenues increased due to $0.8 million of higher incentive compensation in the respiratory care segment due to anticipated improved results in 2001 based on orders growth after softness in 2000. In addition, we incurred $1.1 million of higher expenses to establish corporate office functions in anticipation of becoming a public company and an increase in costs for ongoing litigation. Selling, general and administrative expenses increased 5% to $53.0 million in the first six months of 2001 from $50.3 million in the first six months of 2000. The increase was primarily due to higher expenses discussed above.

     Research and development. Research and development expenses increased $2.3 million to $13.8 million in the first six months of 2001 from $11.5 million in the first six months of 2000. The increase was primarily due to higher research and development costs for new products, including expenditures for seizure prediction, level of consciousness, rehabilitation, and nerve imaging products in the neurocare segment and for a static nebulizer product in the respiratory care segment.

     Restructuring and other unusual costs, net. We recorded restructuring and unusual costs of $1.1 million in the first six months of 2001, compared with $1.0 million in the first six months of 2000. The restructuring and unusual costs in 2001 were primarily for employee retention costs. Approximately 23 employees, principally key management team members, received retention agreement from Thermo Electron to help ensure their continued availability at least through the date of the distribution of our common stock. We currently expect that these employees generally will continue employment following the distribution date. We also recorded $0.2 million of severance for 13 employees in the neurocare segment, all of which will be paid in 2001. Restructuring and unusual costs in 2000 include $0.3 million of severance for 54 employees in the respiratory care segment, $0.2 million for abandoned facility costs, $0.3 million of retention costs, and $0.2 million of other restructuring costs. We expect to pay amounts accrued for retention in the fourth fiscal quarter of 2001.


     Our management has approved and commenced a plan to restructure some of our operations in an effort to reduce costs and streamline operations. The actions include headcount reductions and consolidation of facilities. In connection with these plans we expect to record charges totaling $4.6 million, including $0.5 million in the third quarter of 2001, $3.6 million in the fourth quarter of 2001 and $0.5 million thereafter for costs that will be recorded in the periods they are incurred, primarily for relocation of personnel and retention costs. The $4.6 million of charges include $2.7 million in the neurocare segment and $1.9 million in the respiratory care segment. The charges include cash costs of $4.2 million, including $3.0 million of severance for approximately 110 employees across all functions, $0.4 million of facility lease costs, $0.4 million of retention costs and $0.4 million of other costs. We expect these expenditures to occur primarily during the remainder of 2001 and early 2002. We will incur non-cash costs of $0.4 million for asset write-offs associated with abandoned facilities, primarily for fixed assets. The actions include closure of the neurocare segment's operating facility in New Hampshire and consolidation with existing operations in Wisconsin. In addition, this segment will vacate a sales and service office in France and appoint a third party distributor. The respiratory care segment is closing five sales and service operations in Germany and Austria and will consolidate operations in an existing facility in Germany. We expect the restructuring actions to be substantially completed by the first quarter of 2002. We estimate the resulting annual cost reductions will total $6.3 million, including $3.7 million in the neurocare segment and $2.6 million in the respiratory care segment, generally beginning in the first quarter of 2002.


     Interest expense, net. Interest expense was $0.9 million in the first six months of 2001 and in the first six months of 2000. Interest income was immaterial in both periods.

     Provision for income taxes. Our effective tax rate was 42% in the first six months of 2001 and 40% in the first six months of 2000. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of goodwill. Our effective tax rate in the first six months of 2000 was lower than the rate for the full year 2000 due to operating losses in the second half of 2000 for which no tax benefit was provided.

  FISCAL YEAR ENDED DECEMBER 30, 2000 COMPARED WITH FISCAL YEAR ENDED JANUARY 1, 2000

     Revenues. Revenues decreased 4% to $345.4 million in fiscal 2000 from $358.6 million in fiscal 1999. Revenues decreased by $11.8 million in the respiratory care segment, $0.7 million in the neurocare segment and $0.6 million in the medical and surgical products segment. We believe that approximately $22.0 million of our revenues in fiscal 1999 were attributable to demand for year 2000 compliant products, including $15.0 million in the respiratory care segment and $7.0 million in the neurocare segment. We estimate that approximately $6.0 million of our revenues in fiscal 2000 were attributable to demand for year 2000 compliant products that we were unable to ship in fiscal 1999, including $1.5 million in the respiratory care segment and $4.5 million in the neurocare segment.

     Revenues in the respiratory care segment decreased 6% to $172.6 million in fiscal 2000 from $184.4 million in fiscal 1999. Revenues increased $18.4 million due to the inclusion of Erich Jaeger, acquired in July 1999, for the full fiscal year in 2000. This increase was offset by a decline in sales of respiratory products due to strong demand in fiscal 1999 for year 2000 compliant products and competitive pricing pressures in Europe due to Euro weakness in fiscal 2000. Our export sales from the United States generally are denominated in U.S. dollars. As the Euro weakens, selling prices of competitors with manufacturing bases in Europe become relatively lower. Backlog for this segment increased to $26.0 million at December 30, 2000 from $23.4 million at January 1, 2000, primarily due to renewed growth after softness in fiscal 2000.

     Revenues in the neurocare segment decreased 1% to $90.9 million in fiscal 2000 from $91.6 million in fiscal 1999. Revenues decreased due to the effect of competitive pricing pressures and customer capital budget restraints in fiscal 2000 and high demand in fiscal 1999 for year 2000 compliant products. These decreases were offset in part by completion of shipments in early fiscal 2000 of year 2000 compliant products that we had been unable to ship by the end of fiscal 1999. Backlog for this segment decreased to $17.5 million at December 30, 2000 from $20.2 million January 1, 2000, primarily due to the completion of shipments for year 2000 compliant products and new products that had been ordered in fiscal 1999.

     Revenues in the medical and surgical products segment decreased 1% to $82.0 million in fiscal 2000 from $82.6 million in fiscal 1999. The decrease was primarily due to $3.1 million of lower revenues from patient monitoring equipment due to a continuing downturn in demand. This decrease was offset in part by an increase in demand for polyurethane films due to the introduction of product improvements. Backlog for this segment increased to $17.7 million at December 30, 2000 from $12.0 million at January 1, 2000, due in part to orders growth in our precision metal components business for new product introductions and releases of orders for most of 2001 from several large customers. In addition, backlog increased due to demand for polyurethane films, offset in part by lower orders for wireless patient monitoring equipment.

     Total backlog increased to $61.2 million at December 30, 2000, from $55.7 million at January 1, 1999 due to the reasons discussed above.

     Costs and gross margin. Our gross margin was 48% in both fiscal 2000 and fiscal 1999. Improvement in the neurocare segment, primarily due to the introduction of higher-margin products, was offset in part by a decrease in the gross margin in the respiratory care segment, primarily due to lower revenues at existing businesses.

     Selling, general and administrative. Selling, general and administrative expenses as a percentage of revenues were 30% in fiscal 2000 and 29% in fiscal 1999. Selling, general and administrative expenses as a percentage of revenues increased in the respiratory care segment due to the inclusion of Erich Jaeger for a full period in 2000 and its higher expenses as a percentage of revenues. This was offset, in part, by a reduction in expenses as a percentage of revenues in the medical and surgical products segment due to a reduction in selling expenses associated with wireless patient monitoring equipment. Selling, general and administrative expenses decreased 1% to $102.1 million in fiscal 2000 from $102.8 million in fiscal 1999. The decrease was primarily due to lower costs in the respiratory care segment for incentive compensation, which fluctuates based on the degree to which the segment achieves targeted sales and operating results, and lower selling expenses discussed above. These expense reductions were offset in part by the inclusion of expenses at Erich Jaeger for the full year in fiscal 2000.

     Research and development. Research and development expenses increased 34% to $24.8 million in fiscal 2000 from $18.5 million in fiscal 1999. The increase was primarily due to the inclusion of expenses at Erich Jaeger for the full year in fiscal 2000. In addition, higher research and development costs for new products contributed to the increase, including expenditures for seizure prediction and level of consciousness products in the neurocare segment.

     Restructuring and other unusual costs, net. We recorded restructuring and unusual costs of $2.0 million in fiscal 2000. These costs included $1.3 million for employee retention costs. Restructuring and unusual costs also include $0.3 million of severance for 54 employees in the respiratory care segment, $0.2 million for abandoned facility costs and $0.1 million of other restructuring costs.

     Interest expense, net. Interest income was $0.1 million in fiscal 2000 and $0.3 million in fiscal 1999. Interest expense increased to $2.1 million in fiscal 2000 from $1.4 million in fiscal 1999. The increase in interest expense was due primarily to the inclusion in fiscal 2000 of a full year of interest expense incurred on borrowings used to fund the acquisition of Erich Jaeger, compared with five months in fiscal 1999. This increase was offset in part by the effect of lower outstanding borrowings related to the acquisition of Medical Data Electronics.

     Provisions for income taxes. Our effective tax rate was 43% in fiscal 2000 and 41% in fiscal 1999. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of goodwill. The effective tax rate increased in fiscal 2000 in part due to an increase in losses outside the U.S. that were not benefited.

  FISCAL YEAR ENDED JANUARY 1, 2000 COMPARED WITH FISCAL YEAR ENDED JANUARY 2, 1999

     Revenues. Revenues increased 17% to $358.6 million in fiscal 1999 from $306.4 million in fiscal 1998. Increases in revenues in the respiratory care segment of $34.6 million and the neurocare segment of $21.5 million were offset in part by a decrease in revenues in the medical and surgical products segment of $3.9 million.

     Revenues in the respiratory care segment increased 23% to $184.4 million in fiscal 1999 from $149.8 million in fiscal 1998, primarily due to the inclusion of $22.0 million in revenues from Erich Jaeger, which was acquired in July 1999. Revenues also increased due to higher demand for year 2000 compliant products.

     Revenues in the neurocare segment increased 31% to $91.6 million in fiscal 1999 from $70.1 million in fiscal 1998. Revenues increased $12.5 million due to the inclusion of a full twelve months of revenues from Grason-Stadler, which was acquired in November 1998. Revenues also increased due to higher demand for year 2000 compliant products and enhanced product introductions, as well as $2.8 million of higher sales in Asia due to improved economic conditions there following uncertainty in fiscal 1998.

     Revenues in the medical and surgical products segment decreased 5% to $82.6 million in fiscal 1999 from $86.5 million in fiscal 1998. Revenues decreased $1.8 million due to lower demand for precision metal components, particularly artificial hips. The segment's principal customer for this product reduced its purchases as part of measures to improve its inventory management. In addition, revenues from wireless patient monitoring systems decreased $1.8 million due to lower demand.

     Costs and gross margin. The gross margin was 48% in fiscal 1999 and fiscal 1998. The gross margin in the medical and surgical products segment decreased to 41% in fiscal 1999 from 44% in fiscal 1998, primarily due to a decrease in revenues from wireless patient monitoring systems and inventory provisions of $0.7 million for this product line. This decrease was offset by an increase in the gross margin in the respiratory care segment due to $1.2 million of inventory provisions for obsolete mechanical ventilators in fiscal 1998.

     Selling, general and administrative. Selling, general and administrative expenses represented 29% of revenues in fiscal 1999 and fiscal 1998. Selling, general and administrative expenses increased 15% to $102.8 million in fiscal 1999 from $89.6 million in fiscal 1998, primarily due to the inclusion of $9.6 million of expenses at acquired businesses. In addition, selling, general and administrative expenses increased due to higher commissions and incentive compensation in the respiratory care and neurocare segments related to increased revenues and higher provisions for accounts receivable reserves in the respiratory care segment due to an increase in international revenues and an associated increase in the aging of accounts receivable.

     Research and development. Research and development expenses increased 31% to $18.5 million in fiscal 1999 from $14.2 million fiscal 1998. The increase in research and development expenses was primarily due to the inclusion of $3.9 million of expenses at acquired businesses.

     Restructuring and other unusual costs, net. We recorded unusual costs of $0.8 million in fiscal 1998, primarily for severance costs for seven employees at SensorMedics.

     Interest expense, net. Interest expense increased to $1.4 million in fiscal 1999 from $1.0 million in fiscal 1998. The increase was a result of borrowings used to finance the acquisition of Erich Jaeger, offset in part due to lower outstanding borrowings related to the acquisition of Medical Data Electronics.

     Provisions for income taxes. Our effective tax rate was 41% in both fiscal 1999 and fiscal 1998. The effective tax rate exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of goodwill.

LIQUIDITY AND CAPITAL RESOURCES

     Cash generated from operating activities was $11.0 million for the first six months of 2001 compared with $20.0 million for the first six months of 2000. Cash generated from operating activities was $27.7 million for fiscal 2000. Our cash flow primarily reflects net income, excluding the non-cash financial effect associated with depreciation and amortization. The cash from operations in the first six months of 2001 also reflected an increase in inventories of $6.6 million, including(1) an increase in inventories of $2.7 million in the neurocare segment in anticipation of a new product release and delays in shipments and (2) an increase in inventories in the respiratory care segment as the result of new products and expanded volume purchases. The cash flow from operations in fiscal 2000 reflected (1) a decrease of $12.7 million in accounts receivable due to lower revenues in the fourth fiscal quarter of 2000 compared with the fourth fiscal quarter of 1999, (2) an increase of $11.8 million in inventories, primarily at the respiratory care segment due to a decline in revenues and at the medical and surgical products segment due to the effect of improved inventory management measures by the segment's principal customer for artificial hips, and (3) a decrease of $10.4 million in other current liabilities, primarily associated with accrued payroll, benefits and sales commissions that were paid in 2000 and restructuring expenses associated with the acquisition of our Erich Jaeger subsidiary.

     Cash used in investing activities was $4.4 million for the first six months of 2001 compared with $4.2 million for the first six months of 2000. Cash used in investing activities was $8.8 million for fiscal 2000. Capital expenditures have been the principal component of our investing activities. We purchased property, plant and equipment using cash of $4.2 million in the first six months of 2001, $4.1 million in the first six months of 2000 and $7.5 million in fiscal 2000. During the last two fiscal quarters of 2001, we expect to make capital expenditures of approximately $7.0 million.

     During the first six months of 2001, our financing activities used cash of $13.6 million, due to net transfers of $7.1 million and the repayment of short-term obligations to Thermo Electron. During fiscal 2000, our financing activities used cash of $8.4 million, primarily due to net transfers of $10.9 million to Thermo Electron.


     As of June 30, 2001, we owed a wholly owned subsidiary of Thermo Electron an aggregate of $33.3 million for indebtedness relating primarily to the acquisition of our Erich Jaeger subsidiary. This advance is currently due on demand by Thermo Electron, but the amount of our indebtedness outstanding as of the distribution date will be evidenced by an unsecured promissory note on the distribution date. This promissory note will bear interest at the prime rate plus 0.5% payable quarterly and will mature 12 months from the distribution date. In the event that prior to the maturity of the note we receive cash proceeds from a debt financing, we must prepay the principal up to the net amount of such proceeds.



     Our consolidated working capital was $72.2 million at June 30, 2001, compared with $68.2 million at December 30, 2000. Our cash and cash equivalents totaled $4.9 million at June 30, 2001, compared with $12.6 million at December 30, 2000. In accordance with Thermo Electron's past practices, we transfer, and will continue to transfer until the distribution date, to Thermo Electron all of our cash and cash equivalents, other than the cash and cash equivalents of our foreign subsidiaries. Cash and cash equivalents in the consolidated balance sheet included in this information statement, and in this discussion, represent cash of our foreign subsidiaries. On or prior to the distribution date, Thermo Electron will provide us with sufficient cash, which when added to our existing cash and cash equivalents, will result in our having a "net debt" balance of $18.7 million. For purposes of this calculation, "net debt" is defined as our outstanding indebtedness to Thermo Electron as of the distribution date less our cash and cash equivalents as of such date.



     We believe our existing resources are sufficient to meet the capital requirements of our existing business for at least the next 12 months and to pay interest as it becomes due on our promissory note to Thermo Electron. We do not expect, however, that our cash resources and our net operating cash flow will provide us with sufficient funds to repay the principal amount of the promissory note when it comes due. As a result, we will need to seek additional funding to repay this debt, through public or private financing or other arrangements. Our ability to obtain debt or equity funding will depend on a number of factors, including market conditions, our operating performance and investor interest. As a result, we cannot assure you that we will succeed in obtaining the funds necessary to pay the promissory note when due. Even if we are able to obtain the funds, we may need to revise our business plan to reduce expenditures, including curtailing our growth strategies, foregoing acquisitions or reducing our product development efforts.


     Beyond the next 12 months our capital requirements will depend on many factors, including the rate of our sales growth, market acceptance of our new and existing products, the success of our product development efforts, capital spending policies of our customers, government spending policies and general economic conditions. Although we are not a party to any agreement or letter of intent with respect to a potential transaction, we may enter into acquisitions or strategic arrangements in the future that could require us to seek additional debt or equity financing.

     The IRS ruling with respect to the distribution is based, in part, on our representation that we will conduct a public offering of 10% to 20% of our common stock within one year after the distribution. We may be unable to complete a public offering for a number of reasons, including adverse market conditions or adverse developments in our business following the distribution. If we are unable to complete a public offering of shares of our common stock on acceptable terms or at all, we may be required to revise our business plan to reduce expenditures, including curtailing our growth strategies, foregoing acquisitions or reducing our product development efforts. In addition, if we do not conduct a public offering of 10% to 20% of our common stock within one year after the distribution, the distribution could become taxable to us, Thermo Electron and the stockholders of Thermo Electron who receive shares of our common stock in the distribution. As part of the distribution, we will indemnify Thermo Electron for any resulting tax liability if the tax liability is attributable to certain acts by us.

RISK MANAGEMENT

     We are exposed to market risk from changes in interest rates and foreign currency exchange rates, which could affect our future results of operations and financial condition. We manage our exposure to these risks through our regular operating and financing activities. Our exposure to market risks did not change materially between December 30, 2000 and June 30, 2001.

     We generally view our investment in international subsidiaries with a functional currency other than our reporting currency as long-term. Our investment in international subsidiaries is sensitive to fluctuations in currency exchange rates. The functional currencies of our international subsidiaries are principally denominated in German marks and Dutch guilders. The effect of a change in currency exchange rates on our net investment in international subsidiaries is reflected in the "Accumulated other comprehensive items" component of shareholder's investment. A 10% reduction in fiscal year-end 2000 functional currencies, relative to the U.S. dollar, would result in a $1.4 million reduction of shareholder's investment. A 10% reduction in fiscal year-end 1999 functional currencies would not have a material impact on shareholder's investment.

     Our cash, cash equivalents and variable-rate short-term obligations are sensitive to changes in interest rates. Interest rate changes would result in a change in interest income and expense due to the difference between the current interest rates on cash, cash equivalents and the variable-rate short-term obligations and the rate that these financial instruments may adjust to in the future. A 10% increase in fiscal year-end 2000 interest rates would result in a negative impact of $168,000 on our net income. A 10% decrease in fiscal year-end 1999 interest rates would have resulted in a negative impact of $86,000 on our net income.

RECENT ACCOUNTING PRONOUNCEMENTS


     In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." We will adopt the requirements of SFAS No. 141 and No. 142 effective December 30, 2001. SFAS No. 141 requires that all acquisitions must be accounted for under the purchase method of accounting. SFAS No. 142 requires companies to test all goodwill for impairment and to cease amortization of this asset. The provisions of SFAS No. 142 apply to all goodwill regardless of when it was acquired. We are evaluating the impact of adoption of these standards and have not yet determined the effect of adoption on our financial statements. Amortization of goodwill was $5.0 million in fiscal 2000 and $2.6 million in the first six months of 2001.


     In December 1999, the SEC issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on the recognition, presentation and disclosure of revenues in financial statements. For a description of our implementation of SAB No. 101, see "Overview -- Revenues" above.

     In 1998 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Changes in the fair value of derivatives that are not hedges must be recorded through earnings. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. We adopted SFAS No. 133 in the first fiscal quarter of 2001. We do not believe the effect of adoption of SFAS No. 133 has been, or will be, material to our consolidated financial statements.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     Set forth below is information with respect to those individuals who will be serving as our executive officers and directors upon completion of the distribution.



NAME                                   AGE                           POSITION
----                                   ---                           --------
Randy H. Thurman.....................  52    President, Chief Executive Officer and Chairman of the
                                             Board
William B. Ross......................  51    Executive Vice President and Chief Operating Officer
Martin P. Galvan.....................  49    Senior Vice President and Chief Financial Officer
Gerald G. Brew.......................  46    Group President, Viasys Neurocare
Stephen P. Connelly..................  50    Group President, Medical/Surgical and International
                                             Sales
Edward Pulwer........................  54    Group President, Viasys Respiratory Care
Teunis T. van den Berg...............  58    Group President, Viasys Critical Care
Ronald A. Ahrens(2)..................  62    Director
David W. Golde(1)....................  61    Director
Kirk E. Gorman(1)....................  50    Director
Mary J. Guilfoile(1).................  47    Director
Robert W. O'Leary(2).................  57    Director
Thomas A. Vanderslice(2).............  69    Director


---------------


(1)Member of the Audit Committee



(2)Member of the Compensation Committee



     Prior to the distribution, our board of directors was comprised of Robert
W. O'Leary, Richard F. Syron, Randy H. Thurman and Elaine S. Ullian. Dr. Syron and Ms. Ullian will resign as directors on the distribution date, and Mr. Thurman will succeed Dr. Syron as chairman of our board of directors.


     Mr. Thurman has served as our president and chief executive officer since April 2001 and will become our chairman upon the distribution of our common stock by Thermo Electron. From 1996 to April 2001, Mr. Thurman served as chairman and chief executive officer of Strategic Reserves LLC, a privately held company he founded to provide funding and strategic direction to healthcare technology companies. From 1993 to 1996, Mr. Thurman served as chairman and chief executive officer of Corning Life Sciences Inc., a healthcare company specializing in clinical diagnostics, advanced diagnostic testing and pharmaceutical research. From 1984 to 1993, Mr. Thurman served in various capacities at Rhone-Poulenc Rorer Pharmaceuticals, Inc., a global pharmaceutical company, most recently as president and chief executive officer. Mr. Thurman is also currently the chairman of the board of directors of Enzon, Inc. and a director of CuraGen Corporation and CLOSURE Medical Corporation.

     Mr. Ross has served as our executive vice president and chief operating officer since April 2001 and the president of SensorMedics Corporation, one of our wholly owned subsidiaries, since October 1996. From July 2000 to April 2001, Mr. Ross served as our interim chief executive officer and as one of our directors. Mr. Ross was president of SensorMedics Corporation's critical care division from January 1995 to October 1996, and prior to that time, was the vice president, sales and marketing for SensorMedics Corporation.

     Mr. Galvan has served as our senior vice president and chief financial officer since June 2001. From January 1999 to June 2001, Mr. Galvan served as chief financial officer of Rodel, Inc., a precision surface technologies firm serving the semiconductor industry. From 1979 to January 1998, Mr. Galvan held positions at Rhone-Poulenc Rorer Pharmaceuticals, Inc., a global pharmaceuticals company, most recently as vice president, finance.

     Mr. Brew has served as our group president, Viasys neurocare since April 2001 and the president of Nicolet Biomedical Inc., one of our wholly owned subsidiaries, since October 1993. From 1988 to 1993, Mr. Brew held several positions at Nicolet Instrument Corporation, most recently as a vice president. Mr. Brew currently serves as the vice chairman of the American Academy of Neurology Foundation.

     Mr. Connelly has served as group president, medical/surgical and international sales since August 2001. From 1980 to 1999, Mr. Connelly held a number of positions at Rhone-Poulenc Rorer, a global pharmaceutical company, including senior vice president and general manager, the Americas from 1995 to 1998, and senior vice president, Asia/Pacific from 1992 to 1995.

     Mr. Pulwer has served as group president, Viasys respiratory care since June 2001 and has served as the general manager of SensorMedics Corporation, one of our wholly owned subsidiaries, since October 1999. Mr. Pulwer has held numerous positions with SensorMedics since 1983, including vice president for world wide sales, regional area sales manager and critical care marketing and sales manager.

     Mr. van den Berg has served as group president, Viasys critical care since July 2001. From 1998 to 2001, Mr. van den Berg served as president of Bird Medical Technologies, one of our wholly owned subsidiaries. From 1998 to 2001, Mr. van den Berg was president of Bear Medical Systems, another of our wholly owned subsidiaries. Mr. van den Berg served as vice president of Bird Products Company, another of our wholly owned subsidiaries, from 1984 to 1998.


     Mr. Ahrens will serve as one of our directors commencing at 4 P.M., Eastern time, on the distribution date. Mr. Ahrens, a retired senior executive, has served since 1995 as an advisor to Merck & Company, Inc., a pharmaceutical company. From 1991 to 1995, Mr. Ahrens served as the president of Merck Consumer Healthcare Group Worldwide. Mr. Ahrens is chairman of the board of directors of Closure Medical Corporation, a developer of proprietary and patented medical devices.



     Dr. Golde will serve as one of our directors commencing at 4 P.M., Eastern time, on the distribution date. Since 1996, Dr. Golde has served as physician-in-chief and as a member of the board of overseers and managers of Memorial Sloan-Kettering Cancer Center, New York. Since 1991, Dr. Golde has also been a professor of medicine emeritus, at the University of Los Angeles School of Medicine and a professor of medicine at Cornell University Medical College. Since 1992, Dr. Golde has been a professor of molecular pharmacology and therapeutics at the Cornell University Graduate School of Medical Sciences.



     Mr. Gorman will serve as one of our directors commencing at 4 P.M., Eastern time, on the distribution date. Since 1992, Mr. Gorman has served as senior vice president and chief financial officer of Universal Health Services Inc., a health care provider. Mr. Gorman has also served as vice president and treasurer of Universal Health Services Inc. since April 1987.



     Ms. Guilfoile will serve as one of our directors commencing at 4 P.M., Eastern time, on the distribution date. Since August 2001, Ms. Guilfoile has served as the chief administrative officer and executive vice president of an investment banking subsidiary of JPMorgan Chase. From August 2000 to July 2001, Ms. Guilfoile served as Corporate Treasurer of J.P. Morgan & Company. From 1993 until July 2000, Ms. Guilfoile served as chief financial officer of the Beacon Group, a private investment and wealth management partnership.


     Mr. O'Leary has served as a director since June 2001. Mr. O'Leary has been the chairman and chief executive officer of The Sagamore Group, a firm specializing in change management situations with a focus on the service sector, since March 2001. He was the president and chief executive officer of PacificCare Health Systems Inc., a managed health services company, from July 2000 to October 2000. From 1995 until July 2000, Mr. O'Leary was the chairman and chief executive officer of Premier Inc., a strategic alliance of not-for-profit health care and hospital systems. From 1990 to 1995, Mr. O'Leary was the chairman of American Medical International, Inc., one of the three predecessor entities of Premier Inc. Mr. O'Leary is also a director of Smith Group PLC.

     Dr. Vanderslice will serve as one of our directors commencing at 4 P.M., Eastern time, on the distribution date. From November 1989 to June 1995, Dr. Vanderslice, who is now a private investor, served as chairman and chief executive officer of M/A-COM, Inc., a manufacturer of radio frequency and microwave components. Dr. Vanderslice is a member of the board of directors of ChevronTexaco Corp., a global energy company.



CLASSIFIED BOARD OF DIRECTORS



     At the time of the distribution, we will have seven directors, and the terms of office of our directors will be divided into three classes with staggered three-year terms. As a result, a portion of our board of directors will be elected each year. The division of the three classes, the initial directors and their respective election dates are as follows:



     - the class 1 directors will be Kirk E. Gorman, David W. Golde and Thomas
       A. Vanderslice, and their term will expire at the 2002 annual meeting of stockholders;



     - the class 2 directors will be Ronald A. Ahrens and Mary J. Guilfoile, and their term will expire at the 2003 annual meeting of stockholders; and



     - the class 3 directors will be Randy H. Thurman and Robert W. O'Leary, and their term will expire at the 2004 annual meeting of stockholders.



     At each annual meeting of stockholders after the distribution, a class of directors will be elected to serve for a three-year term to succeed the directors of the same class whose terms are then expiring. Only our board of directors may change the authorized number of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.


BOARD COMMITTEES


     Our board of directors has established an audit committee and a compensation committee, each composed exclusively of outside directors. The audit committee assists the board in fulfilling its oversight responsibilities by reviewing the financial information that will be provided to our stockholders, the systems of internal controls that management and the board of directors establish, the independence of our auditors and all audit processes. Following the distribution, David W. Golde, Kirk E. Gorman and Mary J. Guilfoile will serve as members of the audit committee. The compensation committee reviews the performance of senior members of management, recommends executive compensation and administers our stock option and other stock-based compensation plans. Following the distribution, Ronald A. Ahrens, Robert O'Leary and Thomas
A. Vanderslice will serve as members of the compensation committee.


                                  COMPENSATION

COMPENSATION OF DIRECTORS


     All directors who are not our employees will receive options each year to acquire 7,500 shares of our common stock, a fee of $1,500 per day for attending regular meetings of our board of directors in person, $750 for attending regular meetings of our board of directors by means of conference telephone and $750 for participating in any meetings of committees of our board. We have granted to each of Ronald A. Ahrens, David W. Golde, Kirk E. Gorman, Mary J. Guilfoile, Robert W. O'Leary and Thomas A. Vanderslice an option to purchase 22,750 shares of our common stock at an exercise price per share of $14.23, which our board determined to be the fair market value of our common stock. After the distribution, we anticipate that, upon being elected, each additional outside director will receive options to acquire 13,000 shares of our common stock. We will also reimburse directors for reasonable out-of-pocket expenses incurred in attending board or committee meetings.

  DIRECTORS' DEFERRED COMPENSATION PLAN


     We have adopted a directors' deferred compensation plan and reserved 25,000 shares of our common stock for issuance to our directors under this plan. Under our deferred compensation plan for directors, a director may defer receipt of his cash fees until he ceases to serve as a director, dies or retires from his principal occupation. In the event of a change in control or proposed change in control of our company that is not approved by our board of directors, deferred amounts will become payable immediately. For these purposes, a change in control includes:


     - the acquisition by any person of 40% or more of our outstanding common stock or voting securities;

     - the failure of our board of directors to include a majority of directors who are "continuing directors", which term is defined to include directors who were members of our board on the date on which the plan was adopted or who subsequent to that date were nominated or elected by a majority of directors who were "continuing directors" at the time of such nomination or election;

     - the consummation of a merger, consolidation, reorganization, recapitalization or statutory share exchange involving our company or the sale or other disposition of all or substantially all of our assets unless immediately after such transaction (1) all holders of our common stock immediately prior to such transaction own more than 60% of the outstanding voting securities of the resulting or acquiring corporation in substantially the same proportions as their ownership immediately prior to such transaction and (2) no person after the transaction owns 40% or more of the outstanding voting securities of the resulting or acquiring corporation; or

     - approval by our stockholders of a complete liquidation or dissolution.

     Amounts deferred pursuant to the deferred compensation plan will be valued at the end of each quarter as units of our common stock. When payable, amounts deferred may be disbursed solely in shares of our common stock accumulated under the deferred compensation plan. The deferred compensation plan will be effective on the date of distribution of shares of our common stock. No units have yet been accumulated under this plan.

  DIRECTOR OPTION GRANTS


     We may, in our discretion, grant stock options and other equity awards to our non-employee directors under our equity incentive plan. Prior to the distribution, we granted to each of Ronald A. Ahrens, David W. Golde, Kirk E. Gorman, Mary J. Guilfoile, Robert W. O'Leary and Thomas A. Vanderslice an option under our equity incentive plan to purchase 22,750 shares of our common stock at an exercise price per share of $14.23, the fair market value of our common stock as of the date of grant as determined by our board of directors. These options vest at the rate of one-third per year and expire on October 18, 2008.

COMPENSATION OF EXECUTIVE OFFICERS


     The following table sets forth the total compensation paid or accrued to William B. Ross, who served as our interim chief executive officer from July 2000 to April 2001, and Gerald G. Brew, our only other executive officer at the end of our most recently completed fiscal year. We refer to Messrs. Ross and Brew as our named executive officers. The compensation shown in this table was paid by Thermo Electron or its subsidiaries, including our company, for services rendered to Thermo Electron and its subsidiaries. Amounts shown are for each named executive officer in his position with Thermo Electron or its subsidiaries, including our company, at the end of our most recently completed fiscal year and do not necessarily reflect the compensation that these individuals will earn in their new capacities as our executive officers.


                           SUMMARY COMPENSATION TABLE

                                                                LONG TERM COMPENSATION
                                                             ----------------------------
                                       ANNUAL COMPENSATION    RESTRICTED       SECURITIES
                              FISCAL   -------------------      STOCK          UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION    YEAR     SALARY     BONUS       AWARD(1)        OPTIONS(2)   COMPENSATION(3)
---------------------------   ------   --------   --------   ------------      ----------   ---------------
William B. Ross.............   2000    $225,000   $185,000             --              --       $4,105
  Interim Chief Executive      1999    $190,000   $165,000   $205,037(TMD)(4)  14,100(TMO)      $7,200
  Officer                      1998    $170,000   $127,000             --      57,800(TMO)      $5,625
Gerald G. Brew..............   2000    $185,000   $112,500             --              --       $3,850
  President                    1999    $162,693   $ 85,000   $174,249(TMD)(4)   9,600(TMO)      $4,800
  Nicolet Biomedical Inc.      1998    $159,681   $ 71,000             --      36,500(TMO)      $4,800

---------------
(1) In fiscal 1999, Mr. Ross was awarded 23,600 shares of restricted common stock of Thermedics Inc., then a majority owned public subsidiary of Thermo Electron Corporation referred to in the table as TMD, with a value of $205,037 on the grant date. In fiscal 1999, Mr. Brew was awarded 20,300 shares of restricted common stock of Thermedics with a value of $174,249 on the grant date. The restricted stock awards vest 33% per year commencing on the first anniversary of the grant date. Any cash dividends paid on restricted shares are entitled to be retained by the executive officer without regard to vesting. Any non-cash dividends paid on restricted shares are entitled to be retained by the executive officer subject to the same vesting restrictions as the underlying stock. At January 1, 2001, Mr. Ross held 3,748 shares of restricted stock of Thermo Electron with an aggregate value of $111,503, and Mr. Brew held 6,090 shares of restricted stock of Thermo Electron with an aggregate value of $181,177. Our employees that hold restricted shares of Thermo Electron common stock have elected to exchange such shares at the time of the distribution for an adjusted number of restricted shares of Viasys common stock with the same vesting provisions. See "-- Treatment of Thermo Electron Options and Restricted Stock."

(2) During each of fiscal 1998 and fiscal 1999, Thermo Electron granted our named executive officers options to purchase shares of its common stock, designated in the table as TMO, as part of its stock option program. Those options, to the extent unexercised, will become exercisable for shares of our common stock effective as of the distribution date.

(3) Represents the amount of matching contributions made by the individual's employer on behalf of the named executive officers participating in the Thermo Electron 401(k) plan or, in the case of Mr. Brew, the Nicolet Instruments Savings Retirement Plan, maintained by Nicolet Biomedical Inc., one of our wholly owned subsidiaries.

(4) Subsequent to January 1, 2000, Thermo Electron took Thermedics private in a merger transaction whereby each outstanding share of Thermedics common stock was exchanged for 0.45 shares of the common stock of Thermo Electron and each outstanding option for Thermedics common stock was converted into approximately 0.45 options to purchase shares of the common stock of Thermo Electron.

     We expect Mr. Thurman, who became our chief executive officer in April 2001, and Mr. Galvan, who became our chief financial officer in June 2001, to be among our most highly compensated executive officers during the current fiscal year. The employment agreements of Messrs. Thurman and Galvan are summarized below.

  EXECUTIVE EMPLOYMENT AGREEMENTS

     Employment Agreement with Randy H. Thurman


     We have entered into an executive employment agreement with Randy H. Thurman, commencing April 16, 2001 and ending on the third anniversary of the distribution date. This agreement was amended as of September 24, 2001. Under this agreement, as amended, Mr. Thurman is entitled to receive an annual base salary of $500,000, an annual cash incentive bonus and other benefits.


     Mr. Thurman's annual cash incentive bonus for 2001 will be $212,500, and his annual cash incentive bonus for the ensuing years will be an amount equal to:

     - $300,000, prorated for any partial calendar year of service, multiplied by

     - a factor ranging from zero to two, determined in accordance with subjective and objective standards established by our board of directors for such year.


     We granted to Mr. Thurman an option to purchase 910,000 shares of our common stock at an exercise price of $14.23 per share, the fair market value of our common stock as of the date of grant as determined by our board of directors.


     In the event that Mr. Thurman's employment is terminated due to his death or disability, all options held by Mr. Thurman would become immediately exercisable in full and remain exercisable for one year, and Mr. Thurman or his estate, as the case may be, would be entitled to receive:

     - his prorated annual cash incentive bonus; and

     - the balance, to the extent not previously paid, of any other applicable benefits under our plans or programs, or our contracts or agreements with Mr. Thurman.

     In the event that Mr. Thurman's employment is terminated due to his disability, Mr. Thurman also would be entitled to receive disability benefits in accordance with any long-term disability program then in effect for our senior executives and, within 30 days, a lump sum payment of his base salary through the end of the long term disability program elimination period.

     In the event that Mr. Thurman's employment is terminated by Mr. Thurman for good reason, or by us without cause, all options held by Mr. Thurman would become immediately exercisable in full and remain exercisable for one year, and Mr. Thurman would be entitled to receive:

     - his prorated annual cash incentive bonus;

     - a lump sum payment, within 90 days, in an amount of two times the sum of his annual base salary in effect at the time of the termination plus the higher of $300,000 or Mr. Thurman's most recent annual cash incentive award; and

     - the balance, to the extent not previously paid, of any other applicable benefits under our plans or programs, or our contracts or agreements with Mr. Thurman.

     In the event that Mr. Thurman resigns without good reason, or his employment is terminated by us for cause, his stock options would immediately cease to vest, vested options would remain exercisable for three months and unvested options would be forfeited to us and cancelled.

     Good reason is defined to include, among other things, a reduction in Mr. Thurman's base salary, his removal as chairman of the board of directors, or material reduction in employment responsibilities. Following termination of employment for any reason other than as a result of the expiration of the then current term of his employment, Mr. Thurman has agreed not to compete with us or solicit our employees or customers for one year.

     In the event that Mr. Thurman's employment is terminated within 18 months following a change in control (as defined in his executive retention agreement, which is summarized below under the caption "- Executive Retention Agreements"), he would be entitled to the greater of the benefits under his employment agreement or his executive retention agreement.

     In April 2001, we loaned Mr. Thurman a total of $500,000, which bears interest at an annual rate of six percent. So long as Mr. Thurman is employed by us, we will credit him with payment of $125,000 of the principal amount of the loan on April 19 of each of 2002, 2003, 2004 and 2005. In the event that Mr. Thurman's employment is terminated due to death or disability, by him for good reason or by us without cause, the unpaid principal balance of the loan would be forgiven.

     Employment Agreement with Martin P. Galvan

     We have entered into an executive employment agreement with Martin P. Galvan, commencing June 11, 2001 and ending on the third anniversary of the distribution date. Under this agreement, Mr. Galvan is entitled to receive an annual base salary of $225,000, an annual cash incentive bonus and other benefits.

     Mr. Galvan's annual cash incentive bonus for 2001 will be $112,500, and his annual cash incentive bonus for the ensuing years will be an amount equal to:

     - $112,500, prorated for any partial calendar year of service, multiplied by

     - a factor ranging from zero to two, determined in accordance with subjective and objective standards established by our board of directors for such year.


     We granted to Mr. Galvan an option to purchase 130,000 shares of our common stock at an exercise price of $14.23 per share, the fair market value of our common stock as of the date of grant as determined by our board of directors.


     If Mr. Galvan continues to be employed by us, or by a permitted successor, on April 15, 2004 and the intrinsic value of this option is less than $300,000, we or our permitted successor will pay Mr. Galvan an amount equal to the difference between the aggregate intrinsic value of the option on April 15, 2004 and $300,000. If Mr. Galvan is terminated by us prior to April 15, 2004 for any reason except for cause, or by Mr. Galvan for good reason, and if the aggregate intrinsic value of the vested portion of this option is less than $300,000 on the date of his termination, we will pay Mr. Galvan an amount equal to the difference between the value of the vested portion of this option on the date of his termination and $300,000. We refer to this payment, as applicable, as a valuation guarantee payment. If Mr. Galvan exercises any portion of this option, any realized gain from such exercises will be added to the aggregate intrinsic value of this option or vested portion of this option, as the case may be, for purposes of calculating the valuation guarantee payment.

     In the event that Mr. Galvan's employment is terminated due to his death or disability, all options held by Mr. Galvan would become immediately exercisable in full and remain exercisable for one year, and Mr. Galvan or his estate, as the case may be, would be entitled to receive:

     - his prorated annual cash incentive bonus;

     - the valuation guarantee payment, to the extent not previously paid; and

     - the balance, to the extent not previously paid, of any other applicable benefits under our plans or programs, or our contracts or agreements with Mr. Galvan.

     In the event that Mr. Galvan's employment is terminated due to his disability, Mr. Galvan also would be entitled to receive disability benefits in accordance with any long-term disability program then in effect for our senior executives and, within 30 days, a lump sum payment of his base salary through the end of the long term disability program elimination period.

     In the event that Mr. Galvan's employment is terminated by Mr. Galvan for good reason, or by us without cause, all options held by Mr. Galvan would become immediately exercisable in full and remain exercisable for one year, and Mr. Galvan would be entitled to receive:

     - his prorated annual cash incentive bonus;

     - a lump sum payment, within 90 days, in an amount of one and one-half times the sum of his annual base salary in effect at the time of the termination plus the higher of $112,500 or Mr. Galvan's most recent annual cash incentive award;

     - the valuation guarantee payment, to the extent not previously paid; and

     - the balance, to the extent not previously paid, of any other applicable benefits under our plans or programs, or our contracts or agreements with Mr. Galvan.

     In the event that Mr. Galvan resigns without good reason, or his employment is terminated by us for cause, his stock options would immediately cease to vest, vested options would remain exercisable for three months and unvested options would be forfeited to us and cancelled.

     Good reason is defined to include, among other things, a reduction in Mr. Galvan's base salary, his removal from the positions of senior vice president and chief financial officer, a material reduction in employment responsibilities, or a change in our reporting structure so that Mr. Galvan reports to someone other than our president and chief executive officer. Following termination of employment for any reason, Mr. Galvan has agreed not to compete with us or solicit our employees or customers for one year.

     In the event that Mr. Galvan's employment is terminated within 18 months following a change in control (as defined in his executive retention agreement, which is summarized below under the caption "-- Executive Retention Agreements"), he would be entitled to the greater of the benefits under his employment agreement or his executive retention agreement.

  EXECUTIVE RETENTION AGREEMENTS

     We have entered into agreements with certain of our executive officers and key employees that provide severance benefits if there is a change in control of Viasys and their employment is terminated by us without cause or by the individual for good reason, as those terms are defined in the agreement, within 18 months thereafter. For purposes of these agreements, a change in control exists upon:

     - the acquisition by any person of 40% or more of our outstanding common stock or voting securities;

     - the failure of our board of directors to include a majority of directors who are "continuing directors," which term is defined to include directors who were members of our board on the date of the agreement or who subsequent to the date of the agreement were nominated or elected by a majority of directors who were "continuing directors" at the time of such nomination or election;

     - the consummation of a merger, consolidation, reorganization, recapitalization or statutory share exchange involving us or the sale or other disposition of all or substantially all of our assets unless immediately after the transaction (1) all holders of our common stock immediately prior to such transaction own more than 60% of the outstanding voting securities of the resulting or acquiring corporation in substantially the same proportions as their ownership immediately prior to such transaction and (2) no person after the transaction owns 40% or more of the outstanding voting securities of the resulting or acquiring corporation; or

     - approval by our stockholders of a complete liquidation or dissolution.

     We are a party to executive retention agreements with Messrs. Brew, Connelly, Galvan, Ross and Thurman, and other key employees. These agreements provide that in the event the executive officer's employment is terminated under circumstances described above, the executive officer would be entitled to a lump sum payment equal to the sum of:

     - in the case of Mr. Thurman, three times, and in the case of the other executive officers, one and one-half times, the sum of the individual's highest annual base salary and highest annual bonus in any 12-month period during the prior five-year period, plus

     - the sum of the individual's base salary through the date of termination plus any compensation previously deferred by the individual, plus

     - the product of the annual bonus paid or payable for the most recently completed fiscal year and a fraction, the numerator of which is the number of days in the current fiscal year through the date of termination and the denominator of which is 365.


In addition, the individual would be provided benefits for a period of, in the case of Mr. Thurman, three years, and in the case of the other executive officers, one and one-half years, after such termination substantially equivalent to the benefits package the individual would have been otherwise entitled to receive if the individual was not terminated. Further, all of our repurchase rights will lapse in their entirety with respect to all options to purchase common stock, and all shares of restricted common stock that the individual holds as of the date of the change in control. Finally, the individual would be entitled to a cash payment equal to, in the case of Mr. Thurman, $25,000, and in the case of the other executive officers, $20,000, to be used toward outplacement services. In the event that payments under these agreements are deemed to be so-called "excess parachute payments" under the applicable provisions of the Internal Revenue Code, the individuals would be entitled to receive a gross-up payment equal to the amount of any excise tax payable by such individual with respect to such payment plus the amount of all other additional taxes imposed on such individual that are attributable to the gross-up payment.


  TREATMENT OF THERMO ELECTRON OPTIONS AND RESTRICTED STOCK

     On the distribution date, all options for Thermo Electron common stock, whether vested or unvested, held by our employees will be converted into options to purchase shares of Viasys common stock. We will determine the number of shares and the exercise price of these options using the conversion formula described under "The Distribution -- Treatment of Thermo Electron Options Held by Our Employees." The resulting options to purchase our common stock will maintain the original vesting provisions and option periods. Thermo Electron will adjust all options for Thermo Electron common stock held by its employees on the distribution date to reflect the distribution.

     At the time of the distribution, we will exchange shares of Thermo Electron restricted stock held by our employees for restricted shares of Viasys common stock with the same vesting provisions. We intend to provide replacement Viasys restricted shares using the conversion formula described under "The
Distribution -- Treatment of Thermo Electron Restricted Stock."

  STOCK OPTIONS GRANTED DURING FISCAL 2000

     Neither we nor Thermo Electron granted any stock options to our named executive officers during fiscal 2000.

  OPTION EXERCISES DURING FISCAL 2000 AND FISCAL YEAR-END OPTION VALUES

     The following table reports information regarding stock option exercises during fiscal 2000 and outstanding stock options held at the end of fiscal 2000 by our named executive officers.

   AGGREGATED OPTION EXERCISES IN FISCAL 2000 AND FISCAL 2000 YEAR-END OPTION
                                     VALUES

                                                                           NUMBER OF           VALUE OF
                                                                          SECURITIES         UNEXERCISED
                                                                          UNDERLYING         IN-THE-MONEY
                                                                          UNEXERCISED          OPTIONS
                                                                       OPTIONS AT FISCAL      AT FISCAL
                                           SHARES                          YEAR-END            YEAR-END
                                         ACQUIRED ON       VALUE         (EXERCISABLE/      (EXERCISABLE/
NAME                       COMPANY(1)     EXERCISE      REALIZED(2)    UNEXERCISABLE)(1)    UNEXERCISABLE)
----                       ----------    -----------    -----------    -----------------    --------------
William B. Ross..........     TMO           6,000        $ 65,520          75,900/0           $994,724/--
Gerald G. Brew...........     TMO          42,100        $282,773          37,801/0           $450,221/--
                              TBA(3)          800        $ 16,952               0/0           $    --/--

---------------
(1) All of the options reported outstanding at the end of the fiscal year were immediately exercisable as of fiscal year-end. In all cases, the shares acquired upon exercise of the options reported in the table are subject to repurchase at the exercise price if the executive officer ceases to be employed by us or Thermo Electron. The repurchase rights may be exercised within six months after the termination of the executive officer's employment. The repurchase rights generally lapse ratably over a one- to ten-year period, depending on the option term, which may vary from five to twelve years, provided that the executive officer continues to be employed by us or Thermo Electron. The executive officer may be permitted to exercise options and to satisfy tax withholding obligations by surrendering shares equal in fair market value to the exercise price or withholding obligation. In this table, Thermo BioAnalysis Corporation is designated as TBA and Thermo Electron Corporation is designated as TMO.

(2) Amounts shown in this column do not necessarily represent actual value realized from the sale of the shares acquired upon exercise of the option because in many cases the shares are not sold on exercise but continue to be held by the executive officer exercising the option. The amounts shown represent the difference between the option exercise price and the market price on the date of exercise, which is the amount that would have been realized if the shares had been sold immediately upon exercise.

(3) Subsequent to January 1, 2000, Thermo Electron took Thermo BioAnalysis Corporation private in a merger transaction whereby each outstanding share of Thermo BioAnalysis common stock was exchanged for $28.00 in cash and each outstanding Thermo BioAnalysis option converted into approximately 1.47 options to purchase shares of the common stock of Thermo Electron.

RESTRICTED STOCK AWARDS AND STOCK OPTIONS GRANTED DURING FISCAL 2001


     Our equity incentive plan provides for the issuance of stock options, restricted stock and other stock based awards for up to 4,680,000 shares of our common stock to our employees, directors, consultants and advisors. We have granted to each of Ms. Guilfoile and Messrs. Ahrens, Golde, Gorman and Vanderslice an option to purchase 22,750 shares of our common stock at an exercise price of $14.23 per share, the fair market value of our common stock as of the date of grant, as determined by our board of directors. In addition, we have granted to Messrs. Galvan and Thurman options to purchase 130,000 and 910,000 shares of our common stock, respectively, at an exercise price of $14.23 per share. At about the time of the distribution, we plan to grant restricted shares of our common stock under our equity incentive plan to several employees, including Messrs. Ross and Brew, in exchange for restricted shares of Thermo Electron common stock. See "The Distribution -- Stock Plans and Restricted Stock and Stock Option Grants." We also anticipate making a restricted stock grant to Mr. Ross at or about the time of the distribution. See "The
Distribution -- Stock Plans and Restricted Stock and Stock Options Grants."


EQUITY INCENTIVE PLAN


     We have adopted an equity incentive plan and have reserved an aggregate of 4,680,000 shares of our common stock for issuance to our employees, officers, directors, consultants and advisors under this plan.



     Our plan provides for the grant of a variety of stock and stock-based awards in such form or in such combinations as may be approved by our board of directors. Our plan provides for awards including stock options, restricted and unrestricted shares, rights to receive cash or shares on a deferred basis or based on performance, cash payments sufficient to offset the federal, state and local ordinary income taxes of participants resulting from transactions under the plan, and loans to participants in connection with awards. Our officers, employees, directors, consultants and advisors and those of our subsidiaries are eligible to receive awards under the plan. However, incentive stock options will only be granted to our employees. Incentive stock options will have an exercise price of 100% or more of the fair market value of our common stock on the grant date. Nonstatutory stock options may have an exercise price as low as 85% of the fair market value of our common stock on the grant date.



     Our board of directors administers the plan, although it has the ability to delegate its authority to one or more of its committees and, in limited circumstances, to one or more of our executive officers who are also members of our board of directors. We expect that our board of directors will authorize the compensation committee to administer the plan, including the granting of options to our executive officers. In accordance with the provisions of the plan, our compensation committee would select the recipients of awards and determine:


     - the number of shares of common stock covered by options and the dates upon which such options become exercisable;

     - the exercise price of options;

     - the duration of options; and

     - the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including the conditions for repurchase, issue price and repurchase price.

     Unless otherwise provided in the agreement evidencing an award, if there is a change in control of our company, as defined in the plan, any stock options that are not then exercisable and fully vested will become fully exercisable and vested; the restrictions applicable to restricted stock awards will lapse and shares issued pursuant to such awards will be free of restrictions and fully vested; and deferral and other limitations and conditions that related solely to the passage of time or continued employment or other affiliation will be waived and removed but other conditions will continue to apply unless otherwise provided in the instrument evidencing the awards or by agreement between the participant and us. A change in control includes:

     - the acquisition by any person of 40% or more of our outstanding common stock or voting securities;

     - the failure of our board of directors to include a majority of directors who are "continuing directors", which term is defined to include directors who were members of our board on date on which the plan was adopted or who subsequent to that date were nominated or elected by a majority of directors who were "continuing directors" at the time of such nomination or election;

     - the consummation of a merger, consolidation, reorganization, recapitalization or statutory share exchange involving our company or the sale or other disposition of all or substantially all of our assets unless immediately after such transaction (a) all holders of our common stock immediately prior to such transaction own more than 60% of the outstanding voting securities of the resulting or acquiring corporation in substantially the same proportions as their ownership immediately prior to such transaction and (b) no person after the transaction owns 40% or more of the outstanding voting securities of the resulting or acquiring corporation; or

     - approval by our stockholders of a complete liquidation or dissolution.

     Our board of directors will make appropriate adjustments to the maximum number of shares of our common stock that may be delivered under the plan, and under outstanding awards, to reflect stock dividends, stock splits and similar events. Our board of directors may also make appropriate adjustments to avoid distortions in the operation of the plan in the event of any recapitalization, merger or consolidation involving our company, any transaction in which we become a subsidiary of another entity, any sale or other disposition of all or a substantial portion of our assets or any similar transaction, as determined by our board of directors.

     The plan will remain in full force and effect until September 24, 2011 or until shares are depleted under the plan. Our board of directors may at any time or times amend or review the plan or any outstanding award for any purpose which may at the time be permitted by law, or may at any time terminate the plan as to any further grants of awards. No amendment of the plan or any outstanding award may adversely affect the rights of a participant as to any previously granted award without his or her consent. Stockholder approval of amendments shall be required only as is necessary to satisfy the then-applicable requirements of Rule 16b-3 under the Securities Exchange Act, of any stock exchange upon which our common stock is listed, of Section 162(m) of the Internal Revenue Code, or of any federal tax law or regulation relating to stock options or awards.


EMPLOYEE STOCK PURCHASE PLAN


     We have adopted an employee stock purchase plan and have reserved 650,000 shares of our common stock for issuance to our employees under this plan.



     All full-time employees and part-time employees working at least 20 hours per week and who have been employed for at least six months are eligible to participate in the stock purchase plan, unless they own more than 5% of our common stock. Options to purchase shares of our common stock may be granted from time to time at the discretion of our board of directors, which will also determine the date upon which such options are exercisable. Only employees based in the United States will be eligible to participate in the stock purchase plan.


     A participating employee may purchase stock only through payroll deductions, which may not exceed 10% of his gross salary or wages during the year. Employees will be allowed to decrease, but not increase the percentage of wages contributed once during the plan year. An employee may suspend his or her contributions, but then is not permitted to contribute again for the remainder of the plan year.

     The exercise price of options to purchase shares of our common stock granted under the stock purchase plan will be 85% of the lower of the per share fair market value of our common stock as of the first or last day of a plan period. On the last day of a plan period, referred to as the exercise date, participants may elect to use their accumulated payroll deductions to purchase shares at the exercise price. Participants must agree not to resell the shares so purchased for a period of one year following the exercise date. A participant's rights under the purchase plan are nontransferable, and except in the case of death of the employee, may not be exercised if the employee is not still employed by us at the exercise date. If an employee dies, his or her beneficiary may withdraw the accumulated payroll deduction or use such deductions to purchase shares on the exercise date. A participant may elect to discontinue participation at any time prior to the exercise date and to have his or her accumulated payroll deduction refunded together with interest on such amount as fixed by the board of directors from time to time.

     The stock purchase plan will remain in full force and effect until suspended or discontinued by our board of directors. Our board of directors may at any time or times amend or review the stock purchase plan for any purpose which may be permitted by law, or may at any time terminate the stock purchase plan, provided that no amendment that is not approved by our stockholders shall be effective if it would cause the stock purchase plan to fail to satisfy the requirements of Rule 16b-3 (or any successor rule) of the Securities Exchange Act. No amendment of the stock purchase plan may adversely affect the rights of any recipient of any option previously granted without such recipient's consent.


     The stock purchase plan will expire on January 1, 2013, provided that the number of shares available for issuance under the stock purchase plan is not exhausted prior to that date.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION


     We have appointed Messrs. Ahrens, O'Leary and Vanderslice, each of whom is a non-employee director, to our compensation committee. No executive officer has served as a director or member of the compensation committee, or other committee serving an equivalent function, of any entity whose executive officers serve as a member of the compensation committee of our board of directors. Prior to the formation of the compensation committee, the full board of directors made all decisions regarding executive officer compensation and the granting of stock options.

                             PRINCIPAL STOCKHOLDERS

     Thermo Electron currently owns all of the outstanding shares of our common stock.

FIVE-PERCENT STOCKHOLDERS

     The following table sets forth information regarding the number of shares of our common stock that we expect to be held by each person or entity that we believe will own beneficially more than five percent of the outstanding shares of our common stock immediately following the distribution. This information is based on the number of shares of Thermo Electron common stock beneficially owned by FMR Corporation and Dodge & Cox Incorporated as of December 31, 2000 derived from the most recent Schedule 13G of such entity filed with the SEC.


                                                                             PERCENTAGE OF
                                                      NUMBER OF SHARES     OUTSTANDING SHARES
       NAME AND ADDRESS OF BENEFICIAL OWNER          BENEFICIALLY OWNED    BENEFICIALLY OWNED
       ------------------------------------          ------------------    ------------------
FMR Corporation....................................      3,847,903                14.8%
  82 Devonshire Street
  Boston, MA 02109
Dodge & Cox Incorporated...........................      1,559,961                 6.0%
  One Sansome Street
  35th Floor
  San Francisco, CA 94104


MANAGEMENT


     The following table sets forth information regarding the number of shares of our common stock that we expect to be held immediately following the distribution, as well as the number of shares of Thermo Electron common stock beneficially owned as of September 30, 2001, by each of our named executive officers, Messrs. Thurman and Galvan, each of our directors immediately following the distribution, and our executive officers and directors as a group. The information set forth below with respect to our common stock is based on information known to us with respect to each listed person's beneficial ownership of shares of Thermo Electron common stock as of September 30, 2001. The table assumes with respect to our common stock that ownership of Thermo Electron common stock by such persons will not change before the record date of the distribution.



     Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares. Shares of common stock issuable under stock options that are exercisable within 60 days after September 30, 2001 or issuable pursuant to outstanding warrants that may be exercised upon completion of the distribution are deemed outstanding for computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under community property laws.

                                                                           THERMO ELECTRON
NAME(1)                                                       VIASYS(2)      CORPORATION
-------                                                       ---------    ---------------
Ronald A. Ahrens............................................       --                --
Gerald G. Brew..............................................      285(3)         27,641(4)
Martin P. Galvan............................................       --                --
David W. Golde..............................................       --                --
Kirk E. Gorman..............................................       --                --
Mary J. Guilfoile...........................................       --                --
Robert W. O'Leary...........................................    1,856(5)         48,400(6)
William B. Ross.............................................    1,710(7)         73,923(8)
Randy H. Thurman............................................      428(9)          3,000
Thomas A. Vanderslice.......................................       --                --
All directors and executive officers as a group (13
  persons)..................................................    5,256(10)       164,460(11)


---------------
 (1) Except as reflected in the footnotes to this table, shares beneficially owned consist of shares owned by the indicated person or by that person for the benefit of minor children, and all share ownership includes sole or shared voting and investment power.


 (2) This table excludes new restricted shares of our common stock that we anticipate granting at about the time of or following the distribution. See "Management -- Restricted Stock Awards and Stock Option Granted During Fiscal 2001." This table also excludes restricted shares of Viasys common stock to be issued in exchange for Thermo Electron restricted shares held by the indicated person as of the distribution date and shares of Viasys common stock such person will have the right to acquire within 60 days of September 30, 2001 through the exercise of stock options to be issued in lieu of Thermo Electron stock options held as of the distribution date. The exact number of Viasys restricted shares and options to be issued to each person will be calculated using a conversion ratio based on the opening per share price of Viasys common stock on the New York Stock Exchange on the first trading day after the distribution date relative to the closing price of the Thermo Electron common stock on the New York Stock Exchange on the distribution date. We do not currently know how many Viasys restricted shares or options we will issue to each person because, among other things, we will not know some of the conversion formula components until the day after the distribution date.



 (3) Consists of shares to be issued in the distribution in respect of unrestricted shares of Thermo Electron common stock held by Mr. Brew as of the record date. We do not expect that Mr. Brew will beneficially own more than 1% of the Viasys common stock to be outstanding immediately following the distribution.



 (4) Includes 6,090 restricted shares owned by Mr. Brew as of September 30, 2001, as well as 19,551 shares that Mr. Brew had the right to acquire within 60 days of September 30, 2001 through the exercise of stock options. Mr. Brew did not beneficially own more than 1% of the Thermo Electron common stock outstanding as of September 30, 2001.



 (5) Consists of 1,856 shares to be issued in the distribution in respect of unrestricted shares of Thermo Electron common stock held by Mr. O'Leary as of the record date. Mr. O'Leary will not receive Viasys stock options in lieu of his Thermo Electron Stock options. We do not expect that Mr. O'Leary will beneficially own more than 1% of the Viasys common stock to be outstanding immediately following the distribution.



  (6) Includes 29,941 shares that Mr. O'Leary had the right to acquire within 60 days of September 30, 2001 through the exercise of stock options. Shares beneficially owned by Mr. O'Leary include 5,459 shares allocated to Mr. O'Leary's account under the Thermo Electron Deferred Compensation Plan. Mr. O'Leary did not beneficially own more than 1% of the Thermo Electron common stock outstanding as of September 30, 2001.

 (7) Consists of shares to be issued in the distribution in respect of unrestricted shares of Thermo Electron common stock held by Mr. Ross as of the record date. We do not expect that Mr. Ross will beneficially own more than 1% of the Viasys common stock to be outstanding immediately following the distribution.



 (8) Includes 3,748 restricted shares owned by Mr. Ross as of September 30, 2001, as well as 58,197 shares that Mr. Ross had the right to acquire within 60 days of September 30, 2001 through the exercise of stock options. Mr. Ross did not beneficially own more than 1% of the Thermo Electron common stock outstanding as of September 30, 2001.



 (9) Consists of shares to be issued in the distribution in respect of unrestricted shares of Thermo Electron common stock held by Mr. Thurman as of the record date. We do not expect that Mr. Thurman will beneficially own more than 1% of the Viasys common stock to be outstanding immediately following the distribution.



(10) Includes 285, 1,856, 1,710 and 428 shares to be issued in the distribution in respect of the unrestricted shares of Thermo Electron common stock held by Mr. Brew, Mr. O'Leary, Mr. Ross and Mr. Thurman, respectively, as of September 30, 2001. We do not expect that all directors and executive officers as a group will beneficially own more than 1% of the Viasys common stock to be outstanding immediately following the distribution.



(11) Includes 19,551, 29,941 and 58,197 shares that Mr. Brew, Mr. O'Leary and Mr. Ross, respectively, had the right to acquire within 60 days of September 30, 2001 through the exercise of stock options. All directors and executive officers as a group beneficially owned less than 1% of the Thermo Electron common stock outstanding as of September 30, 2001.

                RELATIONSHIP AND POTENTIAL CONFLICTS OF INTEREST
                    WITH THERMO ELECTRON AND RELATED PARTIES

     The following is a description of the material terms of the agreements and arrangements involving our company and either Thermo Electron or its direct or indirect subsidiaries.

GENERAL

     We were organized in August 1995 as a wholly owned subsidiary of Thermo Electron. Prior to the distribution, some of our directors and executive officers were also directors, officers and employees of Thermo Electron and/or its other subsidiaries. In acting on our behalf, these directors and officers considered not only the short-term and long-term impact of operating decisions on our business, but also the impact of such decisions on the consolidated financial results of Thermo Electron.

     In the ordinary course of business, we have entered into a number of agreements with Thermo Electron and its subsidiaries relating to our historical business and our relationship with the Thermo Electron group of companies, the material terms of which are described below. In addition, we recently entered into a number of agreements with Thermo Electron relating to the distribution, which are described below and elsewhere in this information statement. Although these agreements were not negotiated on an arm's-length basis, we and Thermo Electron each believe that the terms of these agreements are comparable to those that we would receive from unaffiliated third parties.

AGREEMENTS RELATING TO THE DISTRIBUTION

     Prior to the distribution, Thermo Electron transferred several subsidiaries and operating divisions to us. These transfers are discussed in more detail under the heading "Background and Reasons for the Distribution -- Thermo Electron Reorganization."

     Immediately prior to the distribution, we will be a wholly owned subsidiary of Thermo Electron. After the distribution, we will be an independent, publicly traded company. Thermo Electron will not own any shares of our common stock, no Thermo Electron directors will serve on our board of directors and no Thermo Electron officers will serve as officers of our company.


     We have entered into several agreements with Thermo Electron to define our ongoing relationship after the distribution and to allocate tax and other specified liabilities and obligations arising from periods prior to the distribution date. We entered into these agreements while we are still a wholly owned subsidiary of Thermo Electron. The material terms of these agreements are set forth under the caption "The Distribution -- Our Relationship with Thermo Electron After the Distribution" and "-- Material U.S. Federal Income Tax Consequences of the Distribution."


OTHER AGREEMENTS

     Corporate Services Arrangement. Prior to the distribution, we had a corporate services arrangement with Thermo Electron under which Thermo Electron's corporate staff provided administrative services, including legal advice and services, risk management, employee benefit administration, tax advice and preparation of tax returns, centralized cash management and financial and other services, for which we paid Thermo Electron an amount equal to 0.8% of our revenues in fiscal 2000 and fiscal 1999, and 1.0% of our revenues in fiscal 1998. For additional items such as employee benefit plans, insurance coverage and other identifiable costs, Thermo Electron charged us based upon the actual costs attributable to these services. Under this arrangement, Thermo Electron charged us a total of $2,451,000 in fiscal 1998, $2,868,000 in fiscal 1999, $2,763,000 in fiscal 2000 and $1,241,000 in the six-months ended June 30, 2001. We believe that the service fees charged by Thermo Electron were reasonable and that such fees were representative of the expenses that we would have incurred had we been independent of Thermo Electron during these periods. Effective April 2001, the fee under this arrangement was reduced to 0.6% of our consolidated revenues. Our corporate services arrangement with Thermo Electron will terminate upon the distribution and will be replaced by the transition services agreement described above under "Our Relationship with Thermo Electron After the
Distribution -- Transition Services Agreement."

     Tax Allocation Agreement. Prior to the distribution, we had a tax allocation agreement with Thermo Electron that outlined the terms under which we were to be included in Thermo Electron's consolidated federal and state income tax returns and under which we were responsible for the payment of taxes. Under current law, we were included in such tax returns so long as Thermo Electron owned at least 80% of our outstanding common stock. In years in which we had taxable income, we were obligated to pay Thermo Electron amounts comparable to the taxes we would have paid if we had filed our own separate company tax returns. Under this agreement, we paid Thermo Electron a total of $12,627,000 in fiscal 1998, $21,000,000 in fiscal 1999, $15,931,000 in fiscal 2000 and
$5,999,000 in the six months ended June 30, 2001.

     Cash Transfers to and from Thermo Electron. Prior to the distribution, our cash receipts and disbursements were combined with other Thermo Electron corporate cash transactions. In fiscal 1998, we transferred $3,703,000 to Thermo Electron. In fiscal 1999, fiscal 2000 and the six months ended June 30, 2001, Thermo Electron transferred to us $1,783,000, $7,775,000 and $179,000, respectively.

     Cash Management Arrangement. Prior to the distribution, some of our European-based subsidiaries participated in a cash management arrangement with a wholly owned subsidiary of Thermo Electron. Under this arrangement, amounts advanced to the wholly owned subsidiary of Thermo Electron by our European-based subsidiaries bore interest based on the Euro market rates. The arrangement required Thermo Electron's subsidiary to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. We could withdraw funds invested in this cash management arrangement on 30 days' prior notice. Under this arrangement, our European-based subsidiaries had access to a $1,770,000 line of credit, of which we had no borrowings outstanding at the end of fiscal 2000 and at June 30, 2001.

     Acquisition Debt. In July 1999, a subsidiary of Thermedics Inc., then a majority-owned subsidiary of Thermo Electron, acquired Erich Jaeger GmbH for $30,479,000 in cash, including the repayment of debt, and the assumption of $13,401,000 of indebtedness. Thermedics financed this acquisition with $30,479,000 of short-term borrowings from a wholly owned subsidiary of Thermo Electron which are due on demand and bear interest at prevailing German market rates, set at the beginning of each month. The interest rate was 3.95% at January 1, 2000 and 4.98% at July 1, 2000. Of the indebtedness assumed, Thermedics refinanced $9,692,000 with additional borrowings from the wholly owned subsidiary of Thermo Electron and repaid the balance upon maturity in May 2000. Following the merger of Thermedics with Thermo Electron, in the third quarter of 2000, Thermo Electron contributed Erich Jaeger to Viasys along with the indebtedness from the acquisition. As of June 30, 2001, we owed the wholly owned subsidiary of Thermo Electron $33,306,000 under this arrangement. This advance is due on demand by Thermo Electron. Thermo Electron has advised us that it plans to assist us in refinancing this amount with a third party on a long-term basis. If these efforts are not completed prior to the distribution, Thermo Electron plans to convert the debt to a single-installment, short-term note.

     Operating Lease. We lease approximately 67,000 square feet of office space in Madison, Wisconsin from Nicolet Instruments Corp., a wholly owned subsidiary of Thermo Electron, under an operating lease that expires in 2001. Under this lease, we paid rent of $782,000 in fiscal 1998, $772,000 in fiscal 1999, $768,000 in fiscal 2000 and $363,000 in the six months ended June 30, 2001.


     Woburn, Massachusetts Sub-Leases. In October 2001, we entered into sub-lease agreements with Thermo Electron for two facilities in Woburn, Massachusetts that we currently occupy. The first sub-lease, for approximately 30,000 square feet of space at 205 Wildwood Avenue, provides for rent at the current annual rate of approximately $165,000 and expires on September 30, 2005. The second sub-lease, for approximately 26,000 square feet of space at 470 Wildwood Avenue, provides for rent at the current annual rate of approximately $291,000 and expires on February 28, 2004.

     Services for Thermo Cardiosystems. We provide metal fabrication services to Thermo Cardiosystems Inc., a majority-owned subsidiary of Thermo Electron through February 2001. For these services, Thermo Cardiosystems paid us $1,714,000 in fiscal 1998, $3,622,000 in fiscal 1999, $3,283,000 in fiscal 2000 and $443,000 in the six months ended June 30, 2001.

     Sale of Products to Thermo Electron Subsidiaries. From time to time, we may transact business with Thermo Electron and its subsidiaries in the ordinary course of business. We sold products to Thermo Electron and its subsidiaries for a total of $1,350,000 in fiscal 1998, $1,446,000 in fiscal 1999, $810,000 in fiscal 2000 and $49,000 in the six months ended June 30, 2001.

     Agreements with Trex Medical Corporation. Our Tecomet subsidiary and Trex Medical Corporation, a wholly owned subsidiary of Thermo Electron, jointly developed technology related to one of our medical imaging components, referred to as a high transmission cellular, or HTC, grid. On August 23, 2000, in contemplation of the sale of the United States operations of Trex Medical to Hologic, Inc., Tecomet entered into an agreement with Trex Medical setting forth their rights in this jointly developed technology, and in four United States patents related to this technology. Under this agreement:

     - Tecomet retained the exclusive, royalty-free right to use the technology and related patents to make HTC grids for use in the field of x-ray mammography and agreed, subject to the terms and conditions of the supply agreement described below, to sell these grids exclusively to Trex Medical;

     - Tecomet retained the non-exclusive, royalty-free right to use the technology and related patents to make HTC grids for any party for use in any medical field other than x-ray mammography, and Trex Medical retained the non-exclusive, royalty-free right to use the technology and related patents to make HTC grids for its own use in any medical field other than x-ray mammography; and

     - Tecomet retained the exclusive, royalty-free right to use the technology and related patents to make HTC grids and other products for use in non-medical fields.

This agreement expires on May 9, 2015, the date of expiration of the last of the related patents, unless earlier terminated for a material breach.

     In connection with this agreement, Tecomet entered into a supply agreement with Trex Medical whereby Tecomet agreed to manufacture and sell HTC grids for use in the field of x-ray mammography exclusively to Trex Medical. In return, Trex Medical agreed to purchase all of the HTC grids for use in the field of x-ray mammography as it may require from Tecomet. This agreement has a three year term, which automatically renews for successive one year periods unless terminated on at least 60 days notice prior to the end of a term.

     On September 15, 2000, Trex Medical closed the sale of its U.S. operations to Hologic, Inc.


     Promissory Note. As of June 30, 2001, we owed an affiliate of Thermo Electron an aggregate of $33.3 million. The amount of our outstanding indebtedness to Thermo Electron and its affiliates as of the distribution date will be evidenced by an unsecured promissory note. This unsecured promissory note will bear interest at the prime rate plus 0.5%, payable quarterly. The note will mature 12 months from the distribution date. In the event that prior to the maturity of the note we receive cash proceeds from any debt financing, we must prepay the principal up to the net amount of such proceeds.

                          DESCRIPTION OF CAPITAL STOCK

     The following summary is qualified by reference to the provisions of our charter and by-laws included as exhibits to the registration statement of which this information statement is a part.

COMMON STOCK


     Our charter authorizes 100,000,000 shares of common stock, par value $.01 per share, for issuance. As of the date of this information statement, 26,000,000 shares of our common stock are issued, outstanding and held by Thermo Electron. Our charter provides for the following with respect to our common stock:


     Voting. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.

     Dividends. If our board of directors declares a dividend, holders of common stock will receive payments on a ratable basis from our funds that are legally available to pay dividends. However, this dividend right is subject to any preferential dividend rights we may grant to the persons who hold preferred stock, if any is outstanding.

     Liquidation. If we are dissolved, the holders of our common stock will be entitled to share ratably in all the assets that remain after we pay our liabilities and any amounts we may owe to the persons who hold preferred stock, if any is outstanding.

     Other. Holders of our common stock do not have preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are, and the shares to be distributed by Thermo Electron will be, fully paid and nonassessable.

     The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Currently, we have no shares of preferred stock outstanding.

PREFERRED STOCK

     Our charter authorizes our board of directors, subject to any limitations prescribed by law and without further stockholder approval, to issue from time to time up to 5,000,000 shares of preferred stock in one or more series. Our charter also authorizes our board of directors, subject to the limitations prescribed by Delaware law, to:

     - establish the number of shares to be included in each series and to fix the voting powers, preferences, qualifications and special or relative rights or privileges of each series; and

     - issue preferred stock with voting, conversion and other rights and preferences that could adversely affect the voting power or other rights of the holders of common stock.

     The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock or of rights to purchase preferred stock, however, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding common stock.


     We expect that our board of directors will authorize, before the distribution, 10,000 shares of Series A junior participating preferred stock for issuance under our stockholder rights plan. See "-- Stockholder Rights Plan" below. We have no current plans to issue any preferred stock other than as may be provided for by the stockholder rights plan.

DELAWARE LAW AND OUR CHARTER AND BY-LAWS PROVISIONS; ANTI-TAKEOVER EFFECTS

     Staggered Board.  Our charter provides that:

     - the board of directors be divided into three classes, with staggered three-year terms;

     - directors may be removed only for cause by the vote of the holders of at least 75% of the shares of our capital stock entitled to vote; and

     - any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office.

These provisions could discourage, delay or prevent a change in control of our company or an acquisition of our company at a price which many stockholders may find attractive. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or attempting to change the composition or policies of our board of directors.

     Stockholder Action; Special Meeting of Stockholders. Our charter and by-laws also provide that:

     - stockholder action may be taken only at a duly called and convened annual or special meeting of stockholders and then only if properly brought before the meeting;

     - stockholder action may not be taken by written action in lieu of a meeting;

     - special meetings of stockholders may be called only by our chairman of the board, our chief executive officer or by our board of directors; and

     - in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding providing specified information and advance notice to us.

These provisions could delay, until the next stockholders' meeting, actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because a person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder only at a duly called stockholders' meeting, and not by written consent.


     Supermajority Votes Required. The Delaware General Corporation Law provides that the vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's charter or by-laws, unless a corporation's charter or by-laws, as the case may be, requires a greater percentage. Our charter requires the vote of the holders of at least 75% of our capital stock entitled to vote to amend or repeal any of the foregoing provisions. The 75% stockholder vote is in addition to any separate class vote that might be required pursuant to the terms of any series of preferred stock that might be then outstanding.


     Business Combinations. Following the distribution, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

     Indemnification. Our charter provides that our directors will not be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director, except that the limitation will not eliminate or limit liability to the extent that the elimination or limitation of this liability is not permitted by the Delaware General Corporation Law as it exists or may later be amended. Our charter further provides for the indemnification of our directors and officers to the fullest extent permitted by

Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary.

STOCKHOLDER RIGHTS PLAN

     Under Delaware law, every corporation may create and issue rights entitling the holders of the rights to purchase from the corporation shares of its capital stock, subject to any provisions of its charter. The price and terms of the shares must be stated in the company's charter or in a resolution adopted by the board of directors for the creation or issuance of such rights.


     We expect to enter into a rights agreement with American Stock Transfer & Trust Company, as rights agent, before the distribution and to issue to Thermo Electron, our sole stockholder prior to the distribution, one preferred stock purchase right for each outstanding share of our common stock. Each right, when exercisable, will entitle the registered holder to purchase from us a unit consisting of one ten-thousandth of a share of Series A junior participating preferred stock at a purchase price of a multiple of the market price per share of our common stock on the date our board adopts the stockholders rights plan, subject to adjustment.



     The rights agreement will provide that, with respect to the period of time prior to the distribution, the rights will not become exercisable as a result of Thermo Electron's ownership of our stock.



     The following description is a summary of the expected material terms of our stockholder rights plan after the distribution. It does not restate these terms in their entirety. We urge you to read our stockholder rights plan because it, and not this description, defines the terms and provisions of our plan. We have filed the form of the rights agreement as an exhibit to our registration statement on Form 10 of which this information statement forms a part. You may obtain a copy of the rights agreement at no charge by writing to us at the address listed below under the caption "Where You Can Find More Information."



     Distribution of rights. Initially, the rights will not be exercisable and will be attached to all certificates representing outstanding shares of our common stock, and we will not distribute separate rights certificates. The rights will separate from our common stock, and a rights distribution date will occur, upon the earlier of the following events:


     - 10 business days after a public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock; and

     - 10 business days following the start of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of our common stock.

The distribution date may be deferred by our board of directors. In addition, some inadvertent actions will not trigger the occurrence of the rights distribution date.

     Prior to the rights distribution date:


     - the rights will be evidenced by our common stock certificates and will be transferred with and only with such common stock certificates; and


     - the surrender for transfer of any certificates of our common stock will also constitute the transfer of the rights associated with our common stock represented by such certificate.


     The rights will not be exercisable until the rights distribution date and will expire at the close of business on November 12, 2011, unless we redeem or exchange them earlier as described below.


     As soon as practicable after the rights distribution date, rights certificates will be mailed to the holders of record of our common stock as of the close of business on the rights distribution date. From and after the rights distribution date, the separate rights certificates alone will represent the rights. All shares of our common stock issued prior to the rights distribution date will be issued with rights. Shares of our common stock issued after the rights distribution date in connection with specified employee benefit plans or upon conversion of specified securities will be issued with rights. Except as otherwise determined by our board of directors, no other shares of our common stock issued after the rights distribution date will be issued with rights.

     Flip-in event. If a person becomes the beneficial owner of 15% or more of the outstanding shares of our common stock, except as described below, each holder of a right will thereafter have the right to receive, upon exercise, a number of shares of our common stock, or, in some circumstances, cash, property or other securities of ours, which equals the exercise price of the right divided by one-half of the current market price of our common stock on the date the acquisition occurs. However, following the acquisition:


     - rights will not be exercisable until the rights are no longer redeemable by us as set forth below; and


     - all rights that are, or were, under the circumstances specified in the rights agreement, beneficially owned by any acquiring person will be null and void.

     The event set forth in this paragraph is referred to as a flip-in event. A flip-in event would not occur if there is an offer for all of our outstanding shares of common stock that our board of directors determines is fair to our stockholders and in their best interests.

     For example, at an exercise price of $100 per right, each right not owned by an acquiring person, or by some related parties, following a flip-in event would entitle the holder to purchase for $100 the number of shares of our common stock, or other consideration, as noted above, as equals $100 divided by one-half of the current market price of our common stock. Assuming that our common stock had a per share value of $50 at that time, the holder of each valid right would be entitled to purchase four shares of our common stock for $100.

     Flip-over event. If at any time after a person has become the beneficial owner of 15% or more of the outstanding shares of our common stock:

     - we are acquired in a merger or other business combination transaction in which we are not the surviving corporation,

     - our common stock is changed or exchanged for stock or securities of any other person or for cash or any other property or

     - 50% or more of our assets or earning power is sold or transferred,


then each holder of a right, except rights which previously have been voided as set forth above, shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the right divided by one-half of the current market price of that company's common stock at the date of the occurrence of the event. This exercise right will not arise if the merger or other transaction follows an offer for all of our outstanding shares of common stock that our board of directors determines is fair to our stockholders and in their best interests.


     For example, at an exercise price of $100 per right, each right following an event described in the preceding paragraph would entitle the holder to purchase for $100 the number of shares of common stock of the acquiring company as equals $100 divided by one-half of the current market price of that company's common stock. Assuming that the common stock had a per share value of $100 at that time, the holder of each valid right would be entitled to purchase two shares of common stock of the acquiring company for $100.

     Exchange of rights. At any time after a flip-in event, when no person owns a majority of our common stock, our board of directors may exchange the rights, other than rights owned by the acquiring person that have become void, in whole or in part, at an exchange ratio of one share of our common stock, or one ten-thousandth of a share of preferred stock, or of a share of a class or series of preferred stock having equivalent rights, preferences and privileges, per right.

     Series A junior participating preferred stock. Series A preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of series A preferred stock will be entitled to receive, when, as and if declared by our Board, a minimum preferential quarterly dividend payment of $100 per share and will be entitled to an aggregate dividend of 10,000 times the dividend declared per share of our common stock. In the event of liquidation, the holders of the series A preferred stock will be entitled to a minimum preferential liquidating payment of $100 per share and will be entitled to an aggregate payment of 10,000 times the payment made per share of our common stock. Each share of series A preferred stock will have 10,000 votes, voting together with our common stock. Finally, in the event of any merger, consolidation or other transaction in which our common stock is changed or exchanged, each share of series A preferred stock will be entitled to receive 10,000 times the amount received per share of our common stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the series A preferred stock's dividend, liquidation and voting rights, the value of one ten-thousandth of a share of series A preferred stock purchasable upon exercise of each right should approximate the value of one share of our common stock.

     Redemption of rights. At any time until ten business days following the date of a public announcement that a person has acquired or obtained the right to acquire beneficial ownership of 15% or more of the outstanding shares of our common stock, we may redeem the rights in whole, but not in part, at a price of $.001 per right, payable in cash or stock. Immediately upon the redemption of the rights or such earlier time as established by our board of directors in the resolution ordering the redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive the $.001 redemption price.

     Status of rights holder and tax effects. Until a right is exercised, the holder of the right, as such, will have no rights as a stockholder of ours, including the right to vote or to receive dividends. Although the distribution of the rights should not be taxable to stockholders or to us, stockholders may, depending upon the circumstances, recognize taxable income in the event that the rights become exercisable for our common stock, or other consideration, or for common stock of the acquiring company as described above.

     Board's authority to amend. Our board of directors may amend any provision of the rights agreement, other than the redemption price, prior to the date on which the rights are no longer redeemable. Once the rights are no longer redeemable, our board's authority to amend the rights agreement is limited to correcting ambiguities or defective or inconsistent provisions in a manner that does not adversely affect the interest of holders of rights.

     Effects of the rights. The rights are intended to protect our stockholders in the event of an unfair or coercive offer to acquire our company and to provide our board of directors with adequate time to evaluate unsolicited offers. The rights may have anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of rights being acquired. The rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of us and our stockholders, as determined by a majority of our board of directors. The rights should not interfere with any merger or other business combination approved by our board of directors.

DIVIDENDS

     We currently anticipate that we will retain all of our earnings for use in the development of our business, and we do not anticipate paying any cash dividends in the foreseeable future.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Delaware General Corporation Law and our charter and by-laws limit the monetary liability of our directors and provide for indemnification of our officers and directors for liabilities and expenses that they may incur in such capacities. In general, officers and directors are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, our best interests, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. In addition, we have entered into indemnification agreements with our directors and officers that provide for the maximum indemnification allowed by law. We refer you to our charter, by-laws and form of indemnification agreement for officers and directors which are filed as exhibits to the registration statement of which this information statement is a part.

     We have an insurance policy which insures our directors and officers against liabilities that might be incurred in connection with the performance of their duties.

     Under the distribution agreement, Thermo Electron is obligated, under specified circumstances, to indemnify our directors and officers against liabilities. We refer you to the form of distribution agreement which is filed as an exhibit to the registration statement of which this information statement is a part.

                                    EXPERTS

     Our consolidated balance sheet as of December 30, 2000 and January 1, 2000 and the related consolidated statements of income, cash flows and comprehensive income and shareholder's investment for each of the three years in the period ended December 30, 2000 included in this information statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     Following the distribution, we will be required to comply with the reporting requirements of the Securities Exchange Act and will file annual, quarterly and other reports with the SEC. We will also be subject to the proxy solicitation requirements of the Securities Exchange Act. We plan to distribute to our stockholders annual reports containing audited consolidated financial statements. We also plan to make available to our stockholders, within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports containing interim unaudited financial information.

     We have filed a registration statement on Form 10 with the SEC to register the shares of our common stock to be issued on the date of distribution of shares of our common stock under the Securities Exchange Act. This information statement does not contain all the information set forth in the registration statement and the exhibits and schedules thereto, as some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to, are not necessarily complete, and in each instance reference is made to the copy of each contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified by this reference.

     You may read and copy all or any portion of the registration statement or any reports, statements or other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings, including the registration statement, will also be available to you on the SEC's website at http://www.sec.gov.

                             VIASYS HEALTHCARE INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................   F-2
Consolidated Balance Sheet as of January 1, 2000, December
  30, 2000 and June 30, 2001................................   F-3
Consolidated Statement of Income for Each of the Three Years
  in the Period Ended December 30, 2000 and for the Six
  Months Ended July 1, 2000 and June 30, 2001...............   F-4
Consolidated Statement of Cash Flows for Each of the Three
  Years in the Period Ended December 30, 2000 and for the
  Six Months Ended July 1, 2000 and June 30, 2001...........   F-5
Consolidated Statement of Comprehensive Income and
  Shareholder's Investment for Each of the Three Years in
  the Period Ended December 30, 2000 and for the Six Months
  Ended June 30, 2001.......................................   F-6
Notes to Consolidated Financial Statements..................   F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder and Board of Directors of Viasys Healthcare Inc.:

     We have audited the accompanying consolidated balance sheet of Viasys Healthcare Inc. (formerly Thermo Biomedical Inc. and a wholly owned subsidiary of Thermo Electron Corporation) and subsidiaries as of December 30, 2000 and January 1, 2000, and the related consolidated statements of income, cash flows and comprehensive income and shareholder's investment for each of the three years in the period ended December 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Viasys Healthcare Inc. and subsidiaries as of December 30, 2000 and January 1, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2000 in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

Boston, Massachusetts

February 26, 2001 (except with respect
to the matters discussed in Note 14
as to which the date is
October 18, 2001)

                             VIASYS HEALTHCARE INC.

                           CONSOLIDATED BALANCE SHEET

                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)


                                                               JUNE 30,
                                                                 2001         2000       1999
                                                              -----------   --------   --------
                                                              (UNAUDITED)
                                       ASSETS
Current Assets:
  Cash and cash equivalents.................................   $  4,916     $ 12,611   $  3,012
  Advance to affiliate......................................      1,737        1,517        132
  Accounts receivable, less allowances of $7,094, $6,913 and
    $6,601..................................................     66,696       67,290     86,189
  Inventories...............................................     75,162       69,991     58,734
  Deferred tax asset (Note 4)...............................     14,578       14,832     13,055
  Prepaid expenses..........................................      4,212        4,514      3,803
  Due from parent company and affiliated companies, net.....         --          493         --
                                                               --------     --------   --------
                                                                167,301      171,248    164,925
                                                               --------     --------   --------
Property, Plant and Equipment, at Cost, Net.................     28,036       27,881     28,290
                                                               --------     --------   --------
Other Assets................................................      7,299        7,421      5,722
                                                               --------     --------   --------
Goodwill (Note 2)...........................................    179,650      183,801    181,172
                                                               --------     --------   --------
                                                               $382,286     $390,351   $380,109
                                                               ========     ========   ========

                      LIABILITIES AND SHAREHOLDER'S INVESTMENT
Current Liabilities:
  Advance from affiliate (Note 2)...........................   $ 33,306     $ 42,368   $ 35,402
  Notes payable and current maturities of long-term
    obligations (Note 5)....................................         --           --      3,514
  Accounts payable..........................................     17,429       18,360     17,821
  Accrued payroll and employee benefits.....................     12,779       13,317     15,638
  Deferred revenue..........................................      8,529        8,144      9,957
  Accrued installation and warranty costs...................      5,243        5,410      7,236
  Accrued commissions.......................................      3,934        4,639      5,451
  Other accrued expenses....................................     13,892       10,781     18,310
  Due to parent company and affiliated companies, net (Note
    2)......................................................         --           --      1,632
                                                               --------     --------   --------
                                                                 95,112      103,019    114,961
                                                               --------     --------   --------
Deferred Income Taxes and Other Deferred Items (Note 4).....      1,842        1,842        495
                                                               --------     --------   --------
Minority Interest (Note 2)..................................         --           --      9,222
                                                               --------     --------   --------
Commitments and Contingency (Note 9)
Shareholder's Investment (Notes 2, 3 and 14):
  Preferred stock, $.01 par value, 5,000,000 shares
    authorized, none issued (Note 14)
  Common stock, $.01 par value, 100,000,000 shares
    authorized; 26,000,000 shares issued....................        260          260        260
  Capital in excess of par value............................    262,095      262,095    239,907
  Retained earnings.........................................     25,757       24,579     16,605
  Accumulated other comprehensive items.....................     (2,780)      (1,444)    (1,341)
                                                               --------     --------   --------
                                                                285,332      285,490    255,431
                                                               --------     --------   --------
                                                               $382,286     $390,351   $380,109
                                                               ========     ========   ========


  The accompanying notes are an integral part of these consolidated financial statements.

                             VIASYS HEALTHCARE INC.

                        CONSOLIDATED STATEMENT OF INCOME

                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)


                                           SIX MONTHS ENDED
                                          -------------------
                                          JUNE 30,   JULY 1,
                                            2001       2000       2000       1999       1998
                                          --------   --------   --------   --------   --------
                                              (UNAUDITED)
Revenues (Note 10)......................  $177,290   $176,482   $345,428   $358,553   $306,363
                                          --------   --------   --------   --------   --------
Costs and Operating Expenses:
  Cost of revenues......................    94,112     90,755    180,494    186,444    158,572
  Selling, general and administrative
     expenses (Note 7)..................    53,036     50,317    102,052    102,780     89,628
  Research and development expenses.....    13,758     11,509     24,791     18,519     14,188
  Restructuring and other unusual costs,
     net (Note 8).......................     1,124      1,016      1,964         --        788
                                          --------   --------   --------   --------   --------
                                           162,030    153,597    309,301    307,743    263,176
                                          --------   --------   --------   --------   --------
Operating Income........................    15,260     22,885     36,127     50,810     43,187
Interest Income.........................        60         86        106        275         85
Interest Expense........................      (980)      (985)    (2,066)    (1,410)      (981)
Other Income (Expense), Net.............      (134)       (68)      (393)       437         --
                                          --------   --------   --------   --------   --------
Income Before Provision for Income Taxes
  and Minority Interest.................    14,206     21,918     33,774     50,112     42,291
Provision for Income Taxes (Note 4).....     5,967      8,741     14,690     20,686     17,198
Minority Interest Expense (Note 2)......        --        191        191        576        759
                                          --------   --------   --------   --------   --------
Net Income..............................  $  8,239   $ 12,986   $ 18,893   $ 28,850   $ 24,334
                                          ========   ========   ========   ========   ========
Basic and Diluted Earnings per Share
  (Note 11).............................  $    .32   $    .50   $    .73   $   1.11   $    .94
                                          ========   ========   ========   ========   ========
Basic and Diluted Weighted Average
  Shares (Notes 11 and 14)..............    26,000     26,000     26,000     26,000     26,000
                                          ========   ========   ========   ========   ========


  The accompanying notes are an integral part of these consolidated financial statements.

                             VIASYS HEALTHCARE INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                                               SIX MONTHS ENDED
                                                              -------------------
                                                              JUNE 30,   JULY 1,
                                                                2001       2000       2000       1999       1998
                                                              --------   --------   --------   --------   --------
                                                                  (UNAUDITED)
OPERATING ACTIVITIES
  Net income................................................  $  8,239   $ 12,986   $ 18,893   $ 28,850   $ 24,334
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization...........................     6,916      7,762     14,360     13,353     11,757
    Provision for losses on accounts receivable.............       567        510      2,427      3,362      1,316
    Minority interest expense...............................        --        191        191        576        759
    Other noncash items.....................................      (143)        (5)       147        167        607
    Changes in current accounts, excluding the effects of
      acquisitions:
      Accounts receivable...................................      (942)    11,419     12,677    (20,394)      (425)
      Inventories...........................................    (6,620)    (8,670)   (11,811)     2,643      1,363
      Other current assets..................................       907      3,423     (1,198)    (2,274)     1,553
      Accounts payable......................................      (728)      (420)       648      1,233       (826)
      Other current liabilities.............................     2,822     (7,176)   (10,408)     8,941     (4,869)
    Other...................................................        --         --      1,779        711     (2,199)
                                                              --------   --------   --------   --------   --------
        Net cash provided by operating activities...........    11,018     20,020     27,705     37,168     33,370
                                                              --------   --------   --------   --------   --------
INVESTING ACTIVITIES
  Acquisition, net of cash acquired (Note 2)................        --         --         --    (28,395)        --
  Purchases of property, plant and equipment................    (4,200)    (4,149)    (7,540)    (7,049)    (7,352)
  Proceeds from sale of property, plant and equipment.......     1,048        246        417      1,029        364
  Advances (to) from affiliate..............................      (220)       132     (1,385)      (132)        --
  Other.....................................................    (1,015)      (433)      (279)      (289)      (300)
                                                              --------   --------   --------   --------   --------
        Net cash used in investing activities...............    (4,387)    (4,204)    (8,787)   (34,836)    (7,288)
                                                              --------   --------   --------   --------   --------
FINANCING ACTIVITIES
  Proceeds from issuance of short-term obligations to
    affiliated companies (Note 2)...........................        --         --         --     40,171         --
  Repayment of long-term obligations (Note 6)...............        --         --         --     (8,610)    (8,088)
  Repayment of notes payable (Note 2).......................        --         --         --     (9,692)        --
  Net transfer to parent company............................    (7,061)   (15,070)   (10,919)   (22,085)   (18,781)
  Increase (decrease) in short-term borrowings..............    (6,588)     2,781      2,541       (976)       835
                                                              --------   --------   --------   --------   --------
        Net cash used in financing activities...............   (13,649)   (12,289)    (8,378)    (1,192)   (26,034)
                                                              --------   --------   --------   --------   --------
Exchange Rate Effect on Cash................................      (677)      (110)      (941)      (526)       536
                                                              --------   --------   --------   --------   --------
Increase (Decrease) in Cash and Cash Equivalents............    (7,695)     3,417      9,599        614        584
Cash and Cash Equivalents at Beginning of Period............    12,611      3,012      3,012      2,398      1,814
                                                              --------   --------   --------   --------   --------
Cash and Cash Equivalents at End of Period..................  $  4,916   $  6,429   $ 12,611   $  3,012   $  2,398
                                                              ========   ========   ========   ========   ========
CASH PAID FOR
  Interest..................................................  $  1,125   $    445   $  1,822   $  1,355   $  1,203
  Income taxes..............................................  $  5,999   $  9,815   $ 15,931   $ 21,000   $ 12,627
NONCASH ACTIVITIES (Note 2)
  Fair value of assets of acquired company..................  $     --   $     --   $     --   $ 57,059   $     --
  Cash paid for acquired company............................        --         --         --    (30,479)        --
                                                              --------   --------   --------   --------   --------
    Liabilities assumed of acquired company.................  $     --   $     --   $     --   $ 26,580   $     --
                                                              ========   ========   ========   ========   ========
  Transfer of acquired businesses from parent company.......  $     --   $     --   $     --   $     --   $ 16,540
                                                              ========   ========   ========   ========   ========
  Transfer of acquired minority interest in subsidiaries
    from parent company.....................................  $     --   $ 22,188   $ 22,188   $     --   $     --
                                                              ========   ========   ========   ========   ========

  The accompanying notes are an integral part of these consolidated financial statements.

                             VIASYS HEALTHCARE INC.

                 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
                          AND SHAREHOLDER'S INVESTMENT

                                 (IN THOUSANDS)


                                                    JUNE 30,
                                                      2001         2000       1999       1998
                                                   -----------   --------   --------   --------
                                                   (UNAUDITED)
COMPREHENSIVE INCOME
Net Income.......................................   $  8,239     $ 18,893   $ 28,850   $ 24,334
                                                    --------     --------   --------   --------
Other Comprehensive Items:
  Foreign currency translation adjustment........     (1,336)        (103)      (605)       286
                                                    --------     --------   --------   --------
                                                    $  6,903     $ 18,790   $ 28,245   $ 24,620
                                                    ========     ========   ========   ========
SHAREHOLDER'S INVESTMENT
Common Stock, $.01 Par Value:
  Balance at beginning and end of period (Note
     14).........................................   $    260     $    260   $    260   $    260
                                                    --------     --------   --------   --------
Capital in Excess of Par Value:
  Balance at beginning of period.................    262,095      239,907    239,907    223,367
  Transfer of acquired minority interest in
     subsidiaries from parent company (Note 2)...         --       22,188         --         --
  Transfer of acquired businesses from parent
     company (Note 2)............................         --           --         --     16,540
                                                    --------     --------   --------   --------
  Balance at end of period.......................    262,095      262,095    239,907    239,907
                                                    --------     --------   --------   --------
Retained Earnings:
  Balance at beginning of period.................     24,579       16,605      9,840      4,287
  Net income.....................................      8,239       18,893     28,850     24,334
  Net transfer to parent company.................     (7,061)     (10,919)   (22,085)   (18,781)
                                                    --------     --------   --------   --------
  Balance at end of period.......................     25,757       24,579     16,605      9,840
                                                    --------     --------   --------   --------
Accumulated Other Comprehensive Items:
  Balance at beginning of period.................     (1,444)      (1,341)      (736)    (1,022)
  Other comprehensive items, net.................     (1,336)        (103)      (605)       286
                                                    --------     --------   --------   --------
  Balance at end of period.......................     (2,780)      (1,444)    (1,341)      (736)
                                                    --------     --------   --------   --------
                                                    $285,332     $285,490   $255,431   $249,271
                                                    ========     ========   ========   ========


  The accompanying notes are an integral part of these consolidated financial statements.

                             VIASYS HEALTHCARE INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

1.  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  NATURE OF OPERATIONS

     Viasys Healthcare Inc. (the "Company," formerly Thermo Biomedical Inc.) designs, manufactures and markets medical devices and products, including respiratory care equipment, neurodiagnostic systems and wireless patient monitoring systems, critical care disposable devices and other specialty products and materials.

  RELATIONSHIP WITH THERMO ELECTRON CORPORATION

     The Company operated as a division of Thermo Electron Corporation ("Thermo Electron") until its incorporation as a Delaware corporation in August 1995 as a wholly owned subsidiary of Thermo Electron. Subsequently, Thermo Electron contributed all of the assets or stock of certain of its subsidiaries relating to its Nicolet Biomedical Inc. ("Nicolet Biomedical"), Bird Medical Technologies, Inc. ("Bird Medical Technologies"), SensorMedics Corporation ("SensorMedics"), Medical Data Electronics, Inc. ("Medical Data Electronics") and Bear Medical Systems Inc. ("Bear Medical Systems") subsidiaries to the Company. In September 2000, Thermo Electron contributed its MWW, Corpak LLC ("Corpak") and Tecomet Inc. ("Tecomet") subsidiaries and substantially all of the assets and liabilities of its Thermedics Polymer Products division to the Company. The transfers of these businesses from Thermo Electron were recorded at historical cost. As of December 30, 2000, Thermo Electron owned 100% of the Company's outstanding common stock.

     The accompanying financial statements include the assets, liabilities, income and expenses of the businesses described above from the dates they were first included in Thermo Electron's consolidated financial statements. The accompanying financial statements do not include Thermo Electron's general corporate debt, which is used to finance operations of all of its respective business segments, or an allocation of Thermo Electron's interest expense. The Company has had positive cash flows from operations for all periods presented.

  PRINCIPLES OF CONSOLIDATION

     The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

  FISCAL YEAR

     The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 2000, 1999 and 1998 are for the fiscal years ended December 30, 2000, January 1, 2000 and January 2, 1999, respectively.

  REVENUE RECOGNITION

     Prior to 2000, the Company recognized revenues when title transferred, except where complex installation was required, in which instances revenue was recognized upon completion of installation. During the fourth quarter of 2000, effective as of January 2, 2000, the Company adopted Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." Under SAB No. 101, revenues for products that require installation for which the installation is essential to functionality or is not deemed inconsequential or perfunctory are recognized upon completion of installation. Revenues for products sold where installation is not essential to functionality and is deemed inconsequential or perfunctory are recognized upon transfer of title with estimated installation costs accrued. As the Company's revenues were not materially affected by the

                             VIASYS HEALTHCARE INC.

adoption of SAB No. 101, the Company recorded no cumulative effect of the change in accounting principle for periods prior to 2000. The Company recognizes service contract revenues ratably over the term of the contract. The Company provides a reserve for its estimate of installation and warranty costs at the time of shipment.

  SOFTWARE DEVELOPMENT COSTS

     In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," software development costs are expensed as incurred until technological feasibility has been established. The Company believes that, under its current process for developing software, the software is essentially completed concurrently with the establishment of technological feasibility. Accordingly, no software development costs have been capitalized except for software recorded in connection with an acquisition.

  STOCK-BASED COMPENSATION PLANS

     The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock-based compensation plans (Note 3). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to shareholder's investment. During 2000, Financial Accounting Standards Board Interpretation (FIN) No. 44, "Accounting for Certain Transactions Involving Stock Compensation: an Interpretation of APB Opinion No. 25," was released. The Company's financial statements were not materially affected by FIN No. 44.

  INCOME TAXES

     The Company and Thermo Electron have a tax allocation agreement under which the Company is included in Thermo Electron's consolidated federal and certain state income tax returns. The agreement provides that in years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. If Thermo Electron's ownership of the Company were to fall below 80%, the Company would be required to file its own federal income tax return.

     In accordance with SFAS No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

  CASH AND CASH EQUIVALENTS

     The Company's cash receipts and disbursements were combined with other Thermo Electron corporate cash transactions. The Company's cash and cash equivalents include investments in interest-bearing accounts of the Company's foreign subsidiaries, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value. Cash transfers between the Company and Thermo Electron appear in the accompanying statement of cash flows and statement of comprehensive income and shareholder's investment as "Net transfer to parent company."

                             VIASYS HEALTHCARE INC.

     The following table presents the cash flows between the Company and Thermo
Electron:

                                                              RETAINED     AVERAGE
                                                              EARNINGS     BALANCE
                                                              --------     -------
                                                                 (IN THOUSANDS)
BALANCE JANUARY 3, 1998.....................................  $  4,287     $
  Net income................................................    24,334
  Corporate service fee payment.............................    (2,451)
  Tax allocation payment to parent company..................   (12,627)
  Other cash transfers to parent company....................    (3,703)
                                                              --------     -------
BALANCE JANUARY 2, 1999.....................................     9,840       7,064
  Net income................................................    28,850
  Corporate service fee payment.............................    (2,868)
  Tax allocation payment to parent company..................   (21,000)
  Other cash transfers from parent company..................     1,783
                                                              --------     -------
BALANCE JANUARY 1, 2000.....................................    16,605      13,223
  Net income................................................    18,893
  Corporate service fee payment.............................    (2,763)
  Tax allocation payment to parent company..................   (15,931)
  Other cash transfers from parent company..................     7,775
                                                              --------     -------
BALANCE DECEMBER 30, 2000...................................    24,579      20,592
                                                                  (UNAUDITED)
  Net income................................................     8,239
  Corporate service fee payment.............................    (1,241)
  Tax allocation payment to parent company..................    (5,999)
  Other cash transfers from parent company..................       179
                                                              --------     -------
BALANCE JUNE 30, 2001.......................................  $ 25,757     $25,168
                                                              ========     =======

  ADVANCE TO/FROM AFFILIATE

     Certain of the Company's European-based subsidiaries participate in a cash management arrangement with a wholly owned subsidiary of Thermo Electron. Under this arrangement, amounts advanced to the wholly owned subsidiary of Thermo Electron by the Company's European-based subsidiaries bear interest based on Euro market rates. The Company has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days prior notice. The Company has access to a $1,770,000 line of credit from such wholly owned subsidiary of Thermo Electron under this arrangement in addition to acquisition funding described in Note 2. Under the terms of the agreement, the Company may borrow on a demand basis, amounts bearing interest based on Euro market rates. No borrowings were outstanding under this arrangement at year-end 2000 and 1999.

                             VIASYS HEALTHCARE INC.

  INVENTORIES

     Inventories are stated at the lower of cost (on a first-in, first-out or weighted-average basis) or net realizable value and include materials, labor and manufacturing overhead. The components of inventories are as follows:

                                                                JUNE 30,
                                                                  2001        2000      1999
                                                              ------------   -------   -------
                                                              (UNAUDITED)
                                                                       (IN THOUSANDS)
Raw Materials...............................................    $39,811      $36,518   $29,527
Work in Process.............................................      9,477       11,695     9,322
Finished Goods..............................................     25,874       21,778    19,885
                                                                -------      -------   -------
                                                                $75,162      $69,991   $58,734
                                                                =======      =======   =======

     The Company periodically reviews its quantities of inventories on hand and compares these amounts to expected usage of each particular product or product line. The Company records as a charge to cost of revenues any amounts required to reduce the carrying value of the inventories to net realizable value.

  PROPERTY, PLANT AND EQUIPMENT

     The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings, 20 to 30 years; machinery and equipment, 2 to 12 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset.

     Property, plant and equipment consists of the following:

                                                               2000      1999
                                                              -------   -------
                                                               (IN THOUSANDS)
Land........................................................  $ 8,125   $ 8,125
Buildings...................................................    2,218     2,218
Machinery and Equipment.....................................   62,389    57,217
Leasehold Improvements......................................    8,592     7,512
                                                              -------   -------
                                                               81,324    75,072
Less: Accumulated Depreciation and Amortization.............   53,443    46,782
                                                              -------   -------
                                                              $27,881   $28,290
                                                              =======   =======

  OTHER ASSETS

     Other assets in the accompanying balance sheet include the cost of acquired patents and trademarks. These assets are being amortized using the straight-line method over their estimated useful lives, which range from 3 to 17 years. These assets were $6,614,000 and $4,354,000, net of accumulated amortization of $9,015,000 and $6,744,000, at year-end 2000 and 1999, respectively.

  GOODWILL

     Goodwill is amortized using the straight-line method over 40 years. Accumulated amortization was $25,322,000 and $20,278,000 at year-end 2000 and 1999, respectively. The Company assesses the future useful life of this and other noncurrent assets whenever events or changes in circumstances indicate that

                             VIASYS HEALTHCARE INC.

the current useful life has diminished. Such events or circumstances generally include the occurrence of operating losses or a significant decline in earnings associated with the acquired business or asset. The Company considers the future undiscounted cash flows of the acquired businesses in assessing the recoverability of this asset. The Company assesses cash flows before interest charges and, when an impairment is indicated, writes the asset down to fair value. If quoted market prices are not available, the Company estimates fair value by calculating the present value of future cash flows. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

  FOREIGN CURRENCY

     All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year, in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholder's investment titled "Accumulated other comprehensive items." Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for each of the three years presented.

  COMPREHENSIVE INCOME


     Comprehensive income combines net income and "other comprehensive items, net" which represents foreign currency translation adjustments, reported as a component of shareholder's investment in the accompanying balance sheet. At year-end 2000 and 1999, the balance of other comprehensive items represents the Company's cumulative translation adjustment. During the first six months of 2001 and 2000, the Company had unaudited comprehensive income of $6,903,000 and $12,562,000, respectively.


  RECENT ACCOUNTING PRONOUNCEMENT

     During 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, requires that all derivatives, including foreign currency exchange contracts, be recognized on the balance sheet at fair value. Changes in the fair value of derivatives that are not hedges must be recorded through earnings. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative are either offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The adoption of SFAS No. 133 in the first quarter of 2001 did not materially affect the Company's financial statements.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist mainly of cash and cash equivalents, advance to affiliate, accounts receivable, advance from affiliate, notes payable and current maturities of long-term obligations, accounts payable and due to parent company and affiliated companies. Their respective carrying amounts in the accompanying balance sheet approximate fair value due to their short-term nature.

  USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                             VIASYS HEALTHCARE INC.

  INTERIM FINANCIAL STATEMENTS

     The financial statements as of June 30, 2001, and for the six-month periods ended June 30, 2001 and July 1, 2000, are unaudited but, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair presentation of results for the interim periods. The results of operations for the six-month period ended June 30, 2001, are not necessarily indicative of the results to be expected for the entire year.

2.  ACQUISITIONS

     In July 1999, Thermedics Inc. ("Thermedics"), then a majority-owned subsidiary of Thermo Electron, through its wholly owned subsidiary, MWW, acquired Erich Jaeger, GmbH ("Erich Jaeger"), a medical products company based in Germany, for $30,479,000 in cash, including the repayment of certain of Erich Jaeger's indebtedness, and the assumption of $13,401,000 of Erich Jaeger's indebtedness. Erich Jaeger develops and manufactures equipment for lung-function, cardio-respiratory and sleep-disorder diagnosis and monitoring. MWW financed this acquisition with $30,479,000 of short-term borrowings from a wholly owned subsidiary of Thermo Electron, which are due on demand and bear interest at prevailing German market rates, set at the beginning of each month. The interest rate at January 1, 2000, was 3.95%. MWW was subsequently contributed by Thermo Electron to the Company. Of the indebtedness assumed, the Company refinanced $9,692,000 with additional borrowings from the wholly owned subsidiary of Thermo Electron and repaid the balance upon maturity in May 2000. This balance totaled $3,290,000 as of January 1, 2000, and bore interest at 5.96%. Of the total borrowings from Thermo Electron of $40,171,000 for the acquisition of Erich Jaeger and payment of its indebtedness, $36,658,000 and $34,600,000 is included in advance from affiliate, a component of notes payable and current maturities of long-term obligations, in 2000 and 1999, respectively. In addition, $3,853,000 is included in due to parent company and affiliated companies, net, net of currency effects, in the accompanying 1999 balance sheet.

     In November 1998, Thermo Electron acquired the Grason-Stadler Inc. ("Grason-Stadler") subsidiary of Welch-Allyn, Inc. for $16,540,000 in cash and the assumption of certain liabilities. Grason-Stadler manufactures audio meters and other clinical hearing measurement instruments.

     On June 30, 2000, Thermo Electron completed a transaction through which it acquired shares representing the minority interest in Thermedics. Goodwill of $12,775,000 arose in this transaction related to Thermedics' minority shareholders' ownership of MWW, Corpak and Thermedics Polymer Products. This amount became part of the historical cost of these businesses as of June 30, 2000. As part of this transaction, the Company's minority interest liability related to these subsidiaries of $9,413,000 was discharged. Subsequent to this date, the Company has no minority interests in any of its subsidiaries.

     These acquisitions have been accounted for using the purchase method of accounting and the acquired companies' results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $52,543,000, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired.

     In connection with these acquisitions, the Company has undertaken certain restructuring activities at the acquired businesses. The Company's restructuring activities, which were accounted for in accordance with Emerging Issues Task Force Pronouncement (EITF) 95-3, primarily have included reductions in staffing levels and the abandonment of excess facilities. In connection with these restructuring activities, as part of the cost of the acquisitions, the Company established reserves as detailed below, primarily for severance and excess facilities. In accordance with EITF 95-3, the Company finalized its restructuring

                             VIASYS HEALTHCARE INC.

plans no later than one year from the respective dates of the acquisitions. Accrued acquisition expenses are included in other accrued expenses in the accompanying balance sheet.

     A summary of the changes in accrued acquisition expenses for Erich Jaeger is as follows:

                                                                   ABANDONMENT
                                                                    OF EXCESS
                                                       SEVERANCE   FACILITIES    OTHER    TOTAL
                                                       ---------   -----------   -----   -------
                                                                    (IN THOUSANDS)
  Reserves established...............................  $   2,335      $ 680      $ 431   $ 3,446
  Currency translation...............................       (146)       (42)       (27)     (215)
                                                       ---------      -----      -----   -------
BALANCE AT JANUARY 1, 2000...........................      2,189        638        404     3,231
  Reserves established...............................        237         --        379       616
  Payments...........................................     (1,767)       (43)      (692)   (2,502)
  Decrease recorded as a reduction in goodwill.......          9       (480)      (128)     (599)
  Currency translation...............................       (167)       (47)        94      (120)
                                                       ---------      -----      -----   -------
BALANCE AT DECEMBER 30, 2000.........................        501         68         57       626
                                                                      (UNAUDITED)

  Reserves established...............................         --         --         34        34
  Payments...........................................       (270)        --        (34)     (304)
  Currency translation...............................        (38)        (5)        (4)      (47)
                                                       ---------      -----      -----   -------
BALANCE AT JUNE 30, 2001.............................  $     193      $  63      $  53   $   309
                                                       =========      =====      =====   =======

     The Company restructured the business of Erich Jaeger to reduce costs and promote operational efficiencies. The restructuring actions eliminated redundant functions and excess capacity in geographical regions where the Company has operations in addition to those of Erich Jaeger. Actions completed in the first half of 2000 included consolidation of Erich Jaeger's U.S. sales and service function with other Respiratory Care segment operations in the U.S. and the closure of Erich Jaeger's Ohio sales and service office. In addition, Erich Jaeger's assembly and sales and service facility in the Netherlands was closed and consolidated with existing Respiratory Care segment facilities in the Netherlands and Germany. The principal accrued acquisition expenses for Erich Jaeger consisted of severance for 36 employees across all functions and the abandonment of operating facilities in the United States and the Netherlands with original lease terms through 2003. The amounts captioned as other primarily represent employee relocation costs. The Company negotiated a favorable settlement of lease commitments during 2000 and completed certain employee relocations at less than the amount originally estimated. As a result, $599,000 of accrued acquisition expenses were reversed to goodwill in 2000. Severance and other costs will primarily be paid through 2001. No unresolved matters remained at December 30, 2000 related to the restructuring plans for Erich Jaeger.

3.  EMPLOYEE BENEFIT PLANS

  EMPLOYEE STOCK PURCHASE PROGRAM

     Substantially all of the Company's full-time employees were eligible to participate in an employee stock purchase program sponsored by Thermo Electron through October 31, 2000, when the Company's participation ceased. Under this program, shares of Thermo Electron's common stock could be purchased at 85% of the lower of the fair market value at the beginning or end of the plan year, and the shares purchased were subject to a one-year resale restriction. Shares were purchased through payroll deductions of up to 10% of each participating employee's gross wages.

                             VIASYS HEALTHCARE INC.

  STOCK OPTION ACTIVITY

     Certain of the Company's employees participate in the stock option plans of Thermo Electron. A summary of the status of the Thermo Electron stock options held by the Company's employees at December 30, 2000, is as follows:

                                                     OPTIONS OUTSTANDING AND EXERCISABLE
                                        --------------------------------------------------------------
                                          NUMBER OF           WEIGHTED AVERAGE
                                            SHARES               REMAINING            WEIGHTED AVERAGE
      RANGE OF EXERCISE PRICES          (IN THOUSANDS)        CONTRACTUAL LIFE         EXERCISE PRICE
      ------------------------          --------------        ----------------        ----------------
$ 6.55 -- $ 15.08                          170,532               3.6 years                 $13.77
 15.09 --   23.73                          303,031               4.0 years                  17.93
 23.74 --   32.38                           19,367               6.5 years                  29.59
 32.39 --  139.45                           31,593               5.4 years                  42.16
                                           -------
$ 6.55 -- $139.45                          524,523               4.0 years                 $18.47
                                           =======

  PRO FORMA STOCK-BASED COMPENSATION EXPENSE

     In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for stock-based compensation plans.

     Had compensation cost for awards granted after 1994 under stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been:


                                                              2000           1999           1998
                                                            ---------      ---------      ---------
                                                            (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Net Income:
  As reported.............................................   $18,893        $28,850        $24,334
  Pro forma...............................................    18,480         27,109         21,637
Basic and Diluted Earnings per Share:
  As reported.............................................       .73           1.11            .94
  Pro forma...............................................       .71           1.04            .83


     Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.

     The weighted average fair value per share of Thermo Electron options granted was $4.39 and $7.15 in 1999 and 1998, respectively. No options were granted in 2000. The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                 1999        1998
                                                               ---------   ---------
Volatility..................................................         31%         28%
Risk-free Interest Rate.....................................        5.2%        4.9%
Expected Life of Options....................................   3.5 years   3.6 years

     The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the

                             VIASYS HEALTHCARE INC.

Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     Certain of the Company's key employees have been awarded 32,000 shares of Thermo Electron restricted common stock. The shares had an aggregate value of $1,075,000 at the date of award and generally vest over 3 years. The Company is recognizing the cost of these awards over the vesting period.

  401(K) SAVINGS PLANS

     Substantially all of the Company's full-time employees are eligible to participate in Thermo Electron's 401(k) savings plan. In addition, certain of the Company's employees are eligible to participate in a 401(k) saving plan sponsored by a subsidiary. Contributions to the plans are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $1,659,000, $1,607,000 and $1,387,000 in 2000, 1999 and 1998,
respectively.

4.  INCOME TAXES

     The components of income before provision for income taxes and minority interest are as follows:

                                                               2000      1999      1998
                                                              -------   -------   -------
                                                                    (IN THOUSANDS)
Domestic....................................................  $30,786   $46,408   $42,925
Foreign.....................................................    2,988     3,704      (634)
                                                              -------   -------   -------
                                                              $33,774   $50,112   $42,291
                                                              =======   =======   =======

     The components of the provision for income taxes are as follows:

                                                               2000      1999      1998
                                                              -------   -------   -------
                                                                    (IN THOUSANDS)
Currently Payable (Refundable):
  Federal...................................................  $11,057   $16,799   $13,686
  State.....................................................    2,184     3,306     2,486
  Foreign...................................................      894     1,893         9
                                                              -------   -------   -------
                                                               14,135    21,998    16,181
                                                              -------   -------   -------
Net Deferred (Prepaid):
  Federal...................................................      192    (1,195)      883
  State.....................................................       (9)     (181)      134
  Foreign...................................................      372        64         -
                                                              -------   -------   -------
                                                                  555    (1,312)    1,017
                                                              -------   -------   -------
                                                              $14,690   $20,686   $17,198
                                                              =======   =======   =======

                             VIASYS HEALTHCARE INC.

     The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes due to the following:

                                                               2000      1999      1998
                                                              -------   -------   -------
                                                                    (IN THOUSANDS)
Provision for Income Taxes at Statutory Rate................  $11,821   $17,540   $14,802
Increases (Decreases) Resulting From:
  Foreign sales corporation benefit.........................     (511)   (1,107)   (1,044)
  State income taxes, net of federal tax....................    1,414     2,031     1,703
  Amortization of goodwill..................................    1,041     1,148       845
  Foreign tax rate differential and foreign losses not
     benefited..............................................      665       555       231
  Nondeductible expenses....................................      261       511       663
  Other.....................................................       (1)        8        (2)
                                                              -------   -------   -------
                                                              $14,690   $20,686   $17,198
                                                              =======   =======   =======

     Deferred tax asset and deferred income taxes in the accompanying balance sheet consist of the following:

                                                               2000      1999
                                                              -------   -------
                                                               (IN THOUSANDS)
Prepaid (Deferred) Income Taxes:
  Reserves and accruals.....................................  $ 6,356   $ 4,434
  Inventory basis difference................................    5,470     6,197
  Net operating loss and credit carryforwards...............    3,241     2,755
  Accrued compensation......................................    1,852     2,377
  Depreciation and amortization.............................   (1,347)      432
  Other, net................................................    1,154        47
                                                              -------   -------
                                                               16,726    16,242
  Less: Valuation allowance.................................   (3,241)   (2,755)
                                                              -------   -------
                                                              $13,485   $13,487
                                                              =======   =======

     The valuation allowance relates to uncertainty surrounding the realization of U.S. and foreign tax loss and credit carryforwards. At year-end 2000, the Company had U.S. and foreign net operating loss carryforwards of $8,730,000, of which $738,000 expire in 2004 and the balance do not expire. A provision has not been made for U.S. or additional foreign taxes on $1,674,000 of undistributed earnings of foreign subsidiaries which could be subject to taxation if remitted to the United States because the Company plans to keep these amounts permanently invested overseas.

5.  SHORT-TERM OBLIGATIONS

     Notes payable and current maturities of long-term obligations in the accompanying 1999 balance sheet includes $187,000 of short-term bank borrowings and borrowings under lines of credit at certain of the Company's foreign subsidiaries. The weighted average interest rate for these borrowings was 6.6% at year-end 1999.

                             VIASYS HEALTHCARE INC.

     At year-end 1999, certain of the Company's Germany-based subsidiaries had borrowings of $802,000 under an arrangement with a wholly owned subsidiary of Thermo Electron (Note 1). The weighted average interest rate for these borrowings was 3.95% at year-end 1999.

     In addition, the Company had $37,000 of other short-term obligations at year-end 1999, primarily lease obligations.

     Unused lines of credit, including amounts available under arrangements with a wholly owned subsidiary of Thermo Electron, were $2,650,000 at year-end 2000. Borrowings under lines of credit are on a demand basis at variable market rates and are generally guaranteed by Thermo Electron.

6.  LONG-TERM OBLIGATIONS

     To partially finance the acquisition of Medical Data Electronics in August 1996, the Company issued a promissory note in the amount of $24,296,000 to the previous owners. This note was noninterest-bearing and called for annual payments of $9,167,000 with a final maturity of July 1999. The Company discounted the note for an effective interest rate of 6.46%.

7.  RELATED-PARTY TRANSACTIONS

  CORPORATE SERVICES

     The Company and Thermo Electron have a corporate services arrangement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management and certain financial and other services, for which the Company currently pays Thermo Electron annually an amount equal to 0.8% of the Company's revenues. For these services the Company was charged $2,763,000, $2,868,000 and $2,451,000 in 2000, 1999 and 1998, respectively. Management believes that the service fees charged by Thermo Electron are reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. For additional items such as employee benefit plans, insurance coverage and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

  OPERATING LEASE

     The Company leases office space from an affiliate which is controlled by Thermo Electron under an operating lease arrangement that expires in 2001. The accompanying statement of income includes expense from this lease of $768,000, $772,000 and $782,000 in 2000, 1999 and 1998, respectively. Future minimum payments due under this lease at December 30, 2000, are $772,000 in 2001.

  OTHER RELATED-PARTY TRANSACTIONS

     The Company provided metal fabrication services to Thermo Cardiosystems Inc., a majority-owned subsidiary of Thermo Electron through February 2001, when Thermo Cardiosystems was sold. The Company was paid $3,283,000, $3,622,000 and $1,714,000 in 2000, 1999 and 1998, respectively, for these services.

     The Company sold products resulting in revenues of $810,000, $1,446,000 and $1,350,000 during 2000, 1999 and 1998, respectively, to affiliates controlled by Thermo Electron.

8.  RESTRUCTURING AND OTHER UNUSUAL COSTS

     Restructuring and other unusual costs, net in 1998 represents $788,000 of costs recorded at SensorMedics, primarily consisting of severance costs for seven employees.

                             VIASYS HEALTHCARE INC.

     The Company recorded restructuring and other unusual costs of $1,964,000 during 2000, including $1,351,000 of employee retention costs in connection with Thermo Electron's proposed plan to spin off the Company. The retention arrangements were awarded to 23 key employees to help ensure their availability through at least the date of the distribution of the Company's common shares (Note 12). The awards are generally payable in January 2002 or earlier, upon completion of the distribution. The total amount of the awards is approximately $2.6 million, which is being accrued ratably through December 2001.

     In addition, in 2000, the Company recorded cash costs of $613,000 at the Respiratory Care segment. The costs consisted of $346,000 of severance for 54 manufacturing and sales employees, $222,000 of lease cancellation costs for a facility in Texas that was closed, and $45,000 of relocation costs that were incurred in 2000. These charges were incurred to reduce costs in response to a downturn in sales. The operations of the facility that was closed were consolidated with existing operations in California.

     The Company recorded $1,124,000 of restructuring and unusual costs during the first six months of 2001, including $799,000 of employee retention costs, as discussed above. In addition, the Company recorded $252,000 for severance for 13 employees, all of whom were terminated at June 30, 2001, and $73,000 of other costs.

     The Company recorded restructuring and other unusual costs, net, as follows:

                                                           EMPLOYEE       ABANDONED
                                             SEVERANCE   RETENTION(A)    FACILITIES    OTHER   TOTAL
                                             ---------   -------------   -----------   -----   ------
                                                                  (IN THOUSANDS)
1998 RESTRUCTURING PLAN
  Costs accrued in 1998....................    $ 788        $   --          $  --       $--    $  788
  1998 Payments............................      (11)           --             --        --       (11)
                                               -----        ------          -----       ---    ------
  BALANCE AT JANUARY 2, 1999...............      777            --             --        --       777
  1999 Payments............................     (516)           --             --        --      (516)
  Currency translation.....................     (102)           --             --        --      (102)
                                               -----        ------          -----       ---    ------
  BALANCE AT JANUARY 1, 2000...............      159            --             --        --       159
  2000 Payments............................     (134)           --             --        --      (134)
  Reserves reversed........................      (12)           --             --        --       (12)
  Currency translation.....................      (13)           --             --        --       (13)
                                               -----        ------          -----       ---    ------
  BALANCE AT DECEMBER 30, 2000 AND JUNE 30,
     2001..................................    $  --        $   --          $  --       $--    $   --
                                               =====        ======          =====       ===    ======

2000 RESTRUCTURING PLAN
  Costs accrued in 2000 (b)................    $ 346        $1,351          $ 222       $45    $1,964
  2000 Payments............................     (346)         (241)          (222)      (45)     (854)
                                               -----        ------          -----       ---    ------
  BALANCE AT DECEMBER 30, 2000.............       --         1,110             --        --     1,110

                                                                   (UNAUDITED)

  Costs accrued in 2001 (c)................      252           799             --        15     1,066
  2001 Payments............................     (182)          (18)            --       (13)     (213)
  Currency translation.....................       (3)           --             --        --        (3)
                                               -----        ------          -----       ---    ------
  BALANCE AT JUNE 30, 2001.................    $  67        $1,891          $  --       $ 2    $1,960
                                               =====        ======          =====       ===    ======

                             VIASYS HEALTHCARE INC.

---------------

(a) The Company expects to make the payments for employee retention through January 2002.

(b) Reflects costs of $492,000, $413,000, $1,007,000 and $52,000 in the
    Respiratory Care, Neurocare and Medical and Surgical Products segments and the corporate office, respectively.

(c) Reflects costs of $179,000, $445,000, $344,000 and $98,000 in the
    Respiratory Care, Neurocare and Medical and Surgical Products segments and the corporate office, respectively, and excludes $58,000 of noncash costs in the Respiratory Care segment.

9.  COMMITMENTS AND CONTINGENCY

  COMMITMENTS

     In addition to the related-party operating leases described in Note 7, the Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expense from these leases of $5,184,000, $4,591,000 and $5,954,000 in 2000, 1999
and 1998, respectively. Future minimum payments due under these noncancelable operating leases at December 30, 2000, are $4,039,000 in 2001; $3,390,000 in
2002; $2,704,000 in 2003; $2,210,000 in 2004; $585,000 in 2005 and $181,000 in
2006 and thereafter. Total future minimum lease payments are $13,109,000.

  CONTINGENCY

     In July 1999, the Company commenced a lawsuit against a former employee and a related corporation for patent infringement and other actions. The defendants in this case have counter sued, claiming, among other things, trade libel, abuse of process, unfair competition, false advertising, breach of contract and violations of antitrust laws and are seeking $12 million in compensatory damages plus $20 million of punitive damages. The matter is currently in the early stages of discovery. Summary judgment motions with respect to some of the claims are pending. The Company believes that its claims are meritorious and that the defendants' claims are without merit. The Company plans to vigorously pursue its claims in these cases and defend against each claim asserted in the defendants' counter suit. Due to the inherent uncertainty of litigation, the Company can not predict the outcome of this matter. Although the Company does not expect that any resolution of this matter will materially affect its financial condition, an adverse resolution of the claims made in the defendants' counter suit could materially affect the Company's operating results and cash flows in the quarterly and/or annual period of such resolution.

10. BUSINESS SEGMENT INFORMATION, GEOGRAPHIC INFORMATION AND CONCENTRATIONS OF RISK

  BUSINESS SEGMENT INFORMATION

     The Company's businesses operate in three segments: Respiratory Care, Neurocare and Medical and Surgical Products. The Respiratory Care segment develops, manufactures and markets a variety of medical products for the diagnosis and treatment of respiratory-related disorders. The Neurocare segment develops, manufactures and markets a comprehensive line of neurodiagnostic systems. The Medical and Surgical Products segment develops, manufactures and markets critical care disposable devices, specialty products and materials for sale to original equipment manufacturers, and a line of wireless patient monitoring systems. In classifying operational entities into a particular segment the Company aggregates businesses with similar economic characteristics, products and services, production processes, customers and methods of distribution.

                             VIASYS HEALTHCARE INC.

                                                SIX MONTHS ENDED
                                               -------------------
                                               JUNE 30,   JULY 1,
                                                 2001       2000       2000       1999       1998
                                               --------   --------   --------   --------   --------
                                                   (UNAUDITED)
                                                                  (IN THOUSANDS)
Revenues:
    Respiratory Care.........................  $ 89,871   $ 86,766   $172,553   $184,371   $149,813
    Neurocare................................    42,012     47,541     90,902     91,624     70,088
    Medical and Surgical Products............    45,407     42,175     81,973     82,558     86,462
                                               --------   --------   --------   --------   --------
                                               $177,290   $176,482   $345,428   $358,553   $306,363
                                               ========   ========   ========   ========   ========
Income Before Provision for Income Taxes and
  Minority Interest:
    Respiratory Care.........................  $  9,228   $ 11,098   $ 17,642   $ 30,480   $ 24,536
    Neurocare................................       779      5,885      7,362     11,005      5,231
    Medical and Surgical Products............     6,668      6,544     11,883     10,133     14,734
    Corporate (a)............................    (1,415)      (642)      (760)      (808)    (1,314)
                                               --------   --------   --------   --------   --------
    Total operating income...................    15,260     22,885     36,127     50,810     43,187
    Interest and other expense, net..........    (1,054)      (967)    (2,353)      (698)      (896)
                                               --------   --------   --------   --------   --------
                                               $ 14,206   $ 21,918   $ 33,774   $ 50,112   $ 42,291
                                               ========   ========   ========   ========   ========
Total Assets:
    Respiratory Care.........................                        $196,074   $193,670   $132,133
    Neurocare................................                         104,308    101,587    105,575
    Medical and Surgical Products............                          84,538     80,649     81,297
    Corporate................................                           5,431      4,203      1,339
                                                                     --------   --------   --------
                                                                     $390,351   $380,109   $320,344
                                                                     ========   ========   ========
Depreciation and Amortization:
    Respiratory Care.........................                        $  7,044   $  5,979   $  4,113
    Neurocare................................                           3,652      3,338      3,484
    Medical and Surgical Products............                           3,664      4,036      4,160
                                                                     --------   --------   --------
                                                                     $ 14,360   $ 13,353   $ 11,757
                                                                     ========   ========   ========
Capital Expenditures:
    Respiratory Care.........................                        $  3,201   $  2,988   $  2,838
    Neurocare................................                           2,091      1,568        875
    Medical and Surgical Products............                           2,248      2,493      3,639
                                                                     --------   --------   --------
                                                                     $  7,540   $  7,049   $  7,352
                                                                     ========   ========   ========

---------------

(a) Primarily general and administrative expenses.

  GEOGRAPHIC INFORMATION

     Export revenues accounted for 23%, 24% and 27% of the Company's total revenues in 2000, 1999 and 1998, respectively. Revenues from countries outside the United States, based on selling location, accounted for 12%, 10% and 5% of the Company's total revenues in 2000, 1999 and 1998, respectively. Long-lived assets in countries outside the United States accounted for 10%, 11% and 1% of the Company's long-lived

                             VIASYS HEALTHCARE INC.

assets at year-end 2000, 1999 and 1998, respectively, and principally consisted of property, plant and equipment. There was no country in which revenues or long-lived assets exceeded 10% of the Company's total in 2000, 1999 or 1998.

  CONCENTRATIONS OF RISK

     The Company sells its products to customers in the healthcare industry. The Company does not normally require collateral or other security to support its accounts receivable. Management does not believe that this concentration of credit risk has, or will have, a significant negative impact on the Company.

11.  EARNINGS PER SHARE

     Basic and diluted earnings per share were calculated as follows:


                                                          SIX MONTHS ENDED
                                                         ------------------
                                                         JUNE 30,   JULY 1,
                                                           2001      2000      2000      1999      1998
                                                         --------   -------   -------   -------   -------
                                                            (UNAUDITED)
                                                             (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Net Income............................................   $ 8,239    $12,986   $18,893   $28,850   $24,334
                                                         =======    =======   =======   =======   =======
Basic and Diluted Weighted Average Shares.............    26,000     26,000    26,000    26,000    26,000
                                                         -------    -------   -------   -------   -------
Basic and Diluted Earnings per Share..................   $   .32    $   .50   $   .73   $  1.11   $   .94
                                                         =======    =======   =======   =======   =======


12.  PROPOSED REORGANIZATION

     On January 31, 2000, Thermo Electron announced that, as part of a major reorganization plan, it plans to spin off the Company as a dividend to Thermo Electron shareholders. In February 2001, the Company received a favorable ruling from the Internal Revenue Service concerning the distribution. The distribution is subject to certain conditions, including final action by Thermo Electron's Board of Directors. If these conditions are met, the Company expects the transaction to occur in the fourth quarter of 2001.

13.  EMPLOYMENT ARRANGEMENTS

     The Company has entered into employment arrangements that commenced in the second quarter of 2001 with the principal officers. These agreements expire three years from the date that the Company's common stock is distributed to shareholders of Thermo Electron and call for aggregate minimum cash compensation of $1.14 million annually. In addition, under one of the agreements, the Company advanced its chief executive officer $500,000, which will be forgiven ratably over the four years, following execution of the employment agreement, assuming continued employment or in certain other circumstances.

14.  SUBSEQUENT EVENTS

  RECENT ACCOUNTING PRONOUNCEMENTS


     In July 2001, the FASB issued SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." The Company will adopt the requirements of SFAS No. 141 and No. 142 effective December 30, 2001, unless earlier required. SFAS No. 141 requires that all acquisitions must be accounted for under the purchase method of accounting. SFAS No. 142 requires companies to test all goodwill for impairment and to cease amortization of this asset. The provisions of SFAS No. 142 apply to all goodwill regardless of when it was acquired. The Company is evaluating the impact of adoption of these standards and has not yet determined the effect of adoption on its financial statements. Amortization of goodwill totaled $4,963,000 and $2,605,000 in 2000 and the first six months of 2001, respectively.

                             VIASYS HEALTHCARE INC.

     In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." Adoption of the standard is required no later than the first quarter of 2002. The Company is evaluating the impact of adoption of this standard and has not yet determined the effect of adoption on its financial statements.


  CAPITAL STOCK


     In August 2001, the Company's Board of Directors and sole stockholder approved an amendment to the Company's Certificate of Incorporation to, among other things, authorize 5,000,000 shares of preferred stock, $.01 par value per share, for issuance by the Company's Board of Directors without future shareholder approval. The amendment also increased the number of authorized shares of common stock, $.01 par value per share, for issuance from 3,000 shares to 100,000,000 shares.



  STOCK SPLITS



     In August 2001, the Company effected a stock split through a dividend of approximately 13,332 shares of the Company's common stock for each share of the Company's common stock outstanding.



     In October 2001, the Company effected an approximate one-for-1.54 reverse split of its common stock.



     All share and per share information has been restated to reflect these stock splits.



  STOCK COMPENSATION PLANS



     In September 2001, the Company adopted an equity incentive plan and reserved an aggregate of 4,680,000 shares of the Company's common stock for issuance under this plan. This plan permits the grant of a variety of stock and stock-based awards as determined by the Company's board of directors, including restricted stock, stock options, stock bonus shares, or performance-based shares. The Company's officers, employees, directors, consultants and advisors and those of the Company's subsidiaries are eligible to receive awards under the plan. However, incentive stock options may only be granted to the Company's employees. Incentive stock options will have an exercise price of 100% or more of the fair market value of the Company's common stock on the grant date. Nonstatutory stock options may have an exercise price as low as 85% of the fair market value of the Company's common stock on the grant date. In September and October 2001, the Company granted options to purchase an aggregate of 3,254,550 shares of Company common stock at $14.23 per share, the fair market value as determined by the Company's board of directors.



     In October 2001, the Company adopted an employee stock purchase plan and reserved an aggregate of 650,000 shares of the Company's common stock for issuance under this plan. Substantially all of the Company's full-time U.S. employees are eligible to participate. Under this program, shares of the Company's common stock may be purchased at 85% of the lower of the fair market value at the beginning or end of the purchase period, and the shares purchased are subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.



  RESTRUCTURING



     The Company has approved and commenced a plan to restructure operations in an effort to reduce costs and streamline operations. The actions include headcount reductions and consolidation of facilities. In connection with these plans the Company expects to record charges totaling $4.6 million, including $0.5 million in the third quarter of 2001, $3.6 million in the fourth quarter of 2001 and $0.5 million thereafter for costs that will be recorded in the periods they are incurred, primarily for relocation of personnel and retention costs. The $4.6 million of charges include $2.7 million in the neurocare segment and $1.9 million

                             VIASYS HEALTHCARE INC.

in the respiratory care segment. The charges include cash costs of $4.2 million, including $3.0 million of severance for approximately 110 employees across all functions, $0.4 million of facility lease costs, $0.4 million of retention costs and $0.4 million of other costs. The Company expects these expenditures to occur primarily during the remainder of 2001 and early 2002. The Company will incur non-cash costs of $0.4 million for asset write-offs associated with abandoned facilities, primarily for fixed assets. The actions include closure of the neurocare segment's operating facility in New Hampshire and consolidation with existing operations in Wisconsin. In addition, this segment will vacate a sales and service office in France and appoint a third party distributor. The respiratory care segment is closing five sales and service operations in Germany and Austria and will consolidate operations in an existing facility in Germany. The Company expects the restructuring actions to be substantially completed by the first quarter of 2002.

                             VIASYS HEALTHCARE INC.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder and Board of Directors of Viasys Healthcare Inc.:


     We have audited in accordance with auditing standards generally accepted in the United States, the consolidated financial statements included in Viasys Healthcare Inc.'s, Form 10, and have issued our report thereon dated February 26, 2001 (except with respect to the matters discussed in Note 14, as to which the date is October 18, 2001). Our audits were made for the purpose of forming an opinion on those statements taken as a whole. Schedule II on page S-2 is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.


                                          ARTHUR ANDERSEN LLP

Boston, Massachusetts
February 26, 2001

                             VIASYS HEALTHCARE INC.

                                  SCHEDULE II
                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                    BALANCE AT   PROVISION                ACCOUNTS               BALANCE
                                    BEGINNING    CHARGED TO   ACCOUNTS    WRITTEN                AT END
DESCRIPTION                          OF YEAR      EXPENSE     RECOVERED     OFF      OTHER(a)    OF YEAR
-----------                         ----------   ----------   ---------   --------   ---------   -------
ALLOWANCE FOR DOUBTFUL ACCOUNTS
Year Ended December 30, 2000......    $6,601       $2,427       $  -      $(1,118)     $(997)    $6,913
Year Ended January 1, 2000........    $3,448       $3,362       $263      $(1,139)     $ 667     $6,601
Year Ended January 2, 1999........    $4,700       $1,316       $142      $(2,306)     $(404)    $3,448

                                   BALANCE AT                                                        BALANCE
                                   BEGINNING    ESTABLISHED AS COST   ACTIVITY CHARGED               AT END
DESCRIPTION                         OF YEAR       OF ACQUISITIONS        TO RESERVE      OTHER (c)   OF YEAR
-----------                        ----------   -------------------   ----------------   ---------   -------
ACCRUED ACQUISITION EXPENSES (b)
Year Ended December 30, 2000.....    $3,231           $  616              $(2,502)         $(719)    $  626
Year Ended January 1, 2000.......    $   25           $3,446              $   (25)         $(215)    $3,231
Year Ended January 2, 1999.......    $  472           $   33              $  (480)         $   -     $   25

                                             BALANCE AT   PROVISION     ACTIVITY                BALANCE
                                             BEGINNING    CHARGED TO   CHARGED TO               AT END
DESCRIPTION                                   OF YEAR      EXPENSE      RESERVE     OTHER (e)   OF YEAR
-----------                                  ----------   ----------   ----------   ---------   -------
ACCRUED RESTRUCTURING COSTS (d)
Year Ended December 30, 2000...............     $159        $1,964      $(1,000)      $ (13)    $1,110
Year Ended January 1, 2000.................     $777        $    -      $  (516)      $(102)    $  159
Year Ended January 2, 1999.................     $ 70        $  788      $   (81)      $   -     $  777

---------------

(a) Includes allowance of businesses acquired during the year as described in
    Note 2 to the consolidated financial statements included elsewhere in this Form 10 and the effect of foreign currency translation.

(b) The nature of activity in this account is described in Note 2 to the consolidated financial statements included elsewhere in this Form 10.

(c) Represents reversal of accrued acquisition expenses and corresponding reduction of goodwill resulting from finalization of restructuring plans and the effect of foreign currency translation.

(d) The nature of activity in this account is described in Note 8 to the consolidated financial statements included elsewhere in this Form 10.

(e) Represents the effect of foreign currency translation.

                                    ANNEX A

                      SAMPLE FORM OF INFORMATION STATEMENT
           TO BE PROVIDED TO INTERNAL REVENUE SERVICE BY STOCKHOLDERS

       Note: Attachment to 2001 federal income tax return of stockholders

     Statement of stockholders receiving a distribution of stock in Viasys Healthcare Inc. (a controlled corporation), pursuant to Treas. Reg. sec. 1.355-5(b).

     1. The undersigned, a stockholder owning shares of Thermo Electron
Corporation as of             , 2001, received a distribution of stock in a
controlled corporation that qualifies under sec. 355 pursuant to a private letter ruling received by Thermo Electron Corporation from the Internal Revenue Service.

     2. The name and addresses of the corporations involved are:

               Thermo Electron Corporation (Distributing Corporation) 81 Wyman Street, P.O. Box 9046
               Waltham, Massachusetts 02454-9046

               Viasys Healthcare Inc. (Controlled Corporation)

               Millennium III, Suite 200


               Millennium Corporate Center


               Conshohocken, Pennsylvania 19428


     3. No stock or securities in Thermo Electron Corporation were surrendered by the undersigned.

     4. shares of Viasys Healthcare Inc. were received constituting only common shares in such corporation.

     5. No cash or other property was received by the undersigned in connection
with the distribution except for $          representing a cash payment in lieu
of fractional shares.

Stockholder

--------------------------------------------------------------------------------

     STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM.

                                       A-1